
10012795


ApolloGold

Annual Report

For the fiscal year ended December 31, 2009

Corporate Profile

Apollo Gold Corporation ("Apollo") is a growing gold producer that operates the wholly owned Black Fox Mine in Ontario, Canada. The Black Fox Mine commenced gold production in May 2009. Apollo is advancing the adjoining Grey Fox and Pike River gold projects, which together with Black Fox form a contiguous 17 square kilometer land package in the Timmins gold mining district. Apollo is also exploring the Huizopa Joint Venture (80 percent Apollo and 20 percent Minas De Coronado, S. de R.L. de C.V.), an early stage, gold-silver exploration project, approximately 16 kilometers (10 miles) southwest of Minefinders' Dolores gold-silver mine, in the Sierra Madres in Chihuahua, Mexico.

Pursuant to a definitive agreement executed by Apollo and Linear Gold Corp. ("Linear"), Apollo and Linear agreed to a business combination (the "Merger") by way of a court approved plan of arrangement to create an emerging Canadian mid-tier gold producer. The Merger is expected to close by the end of June 2010, subject to customary closing conditions, including receipt of all necessary regulatory and shareholder approvals. (Please see "Additional Information and Where to Find It" below.)

Annual and Special Meeting

11 a.m. (local time) on Thursday, June 24, 2010
Embassy Suites Hotel – Denver Tech Center
10250 East Costilla Avenue
Centennial, CO 80112
USA

Additional Information and Where to Find It

In connection with Apollo's solicitation of proxies with respect to the meeting of shareholders of Apollo to be called with respect to the proposed Merger, Apollo will file a proxy statement with the SEC and with regulatory authorities in Canada. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/INFORMATION CIRCULAR WHEN IT IS FINALIZED AND DISTRIBUTED TO SHAREHOLDERS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free-of-charge copy of Apollo's proxy statement (when available) and other relevant documents filed with the SEC and with regulatory authorities in Canada from the SEC's website at http://www.sec.gov and from SEDAR at http://www.sedar.com, as applicable. Shareholders of Apollo will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Apollo Gold Corporation, 5655 South Yosemite St., Suite 200, Greenwood Village, Colorado 80111-3220 or (720) 886-9656, ext. 217, or from Apollo's website, http://www.apollogold.com.

Interests of Participants in the Solicitation of Proxies

Apollo and certain of its directors, executive officers and other members of its management and employees may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from its shareholders in connection with the proposed merger. Information concerning the interests of the persons who may be considered "participants" in the solicitation is set forth in Apollo's proxy statements and Annual Reports on Form 10-K (including any amendments thereto), previously filed with the SEC, and in the proxy statement relating to the proposed Merger when it becomes available. Copies of these documents can be obtained, without charge, at the SEC's internet website at www.sec.gov or by directing a request to Apollo at the address above.


LINEAR GOLD CORP
Apollo Gold

Proposed Merger of Apollo Gold Corporation and Linear Gold Corp. Creating an Emerging Canadian Mid-Tier Gold Producer

Investment Highlights:

Gold Production Growth

- Annual gold production is expected to grow from ~100,000 ounces from Apollo's Black Fox Mine in 2010 to over 180,000 ounces of gold for the combined company with the expected start up of Linear's Box Deposit in 2013.

Excellent Development Pipeline in Low-Risk Jurisdictions

- The combined company will have a complementary suite of value creating assets, ranging from early stage exploration projects to a producing mine, all of which are located in relatively low-risk operating jurisdictions.

Increased Gold Reserves & Exploration Upside

- Combined Proven and Probable Reserves will total 2.3 million ounces of gold, contained within 31.9 million tonnes at an average gold grade of 2.3 g/t. The combined company will also have Measured & Indicated Resources, excluding reserves, of 11.8 million tonnes at a gold grade of 2.6 g/t and Inferred Resources of 16.5 million tonnes at 2.4 g/t.
- The Black Fox Mine and adjacent properties, and the Goldfields Project have upside for resource additions from further drilling.

Strengthened Financial Position

- Since the merger announcement on March 9, 2010, Apollo has reduced indebtedness under the US$70 million Black Fox Project Facility to US$51.8 million, using US$10 million from the proceeds of Linear's C$25 million private placement in Apollo and US$8.2 million from the closing out of in-the-money Canadian dollar hedges. These transactions have reduced annual interest payments by US$1.3 million. Upon closing of the merger, the combined company will repay an additional US$10 million of project debt and plans to reduce debt to US$35 million by the end of 2010.
- The significantly de-leveraged balance sheet is expected to enhance future cash available for exploration and development activities while positioning the combined company to capitalize future strategic growth opportunities.

Strong Board of Directors and Experienced Management Team

- The combined company, to be led by Wade K. Dawe, Linear's CEO and President, is currently recruiting an experienced Chief Operating Officer who will oversee the ongoing operations of Apollo's Black Fox Mine and spearhead the development of Linear's Box deposit at the Goldfields Project.
- The Board of Directors will consist of 3 Linear nominees, 3 Apollo nominees, and one mutually agreed upon independent technical director.

Improved Market Access

- As part of the merger, Apollo and Linear believe that it is in the best interests of the combined company to adopt a new company name and to implement a share consolidation. The terms of the consolidation are anticipated to be on the basis of one post-consolidation combined company share for every four combined company shares outstanding immediately prior to the share consolidation.
- Post rebranding and post consolidation, the combined company is expected to benefit from an enhanced market profile and to have greater access to the capital markets.

Pro Forma Capitalization	Linear	Apollo	Pro Forma at Closing	Pro Forma Post-Consolidation[1]
Share Price as at May 4, 2010 (C$)	$1.68	$0.31	$0.31	$1.24
Basic Shares Outstanding (millions)	44	275[2]	515	129
Fully Diluted Shares Outstanding (millions)[3]	48	360	621	155
Fully Diluted Market Capitalization (C$ million)	$81	$111	$193	$193
Cash (US$ millions)[4]	$40	$7	$27	$27
Debt (US$ millions)[4,5]	-	$74	$46	$46

(1) Assumes a 4.0 to 1.0 share consolidation is completed contemporaneous with closing.

(2) Apollo basic shares outstanding does not include the 62.5 million shares issued to Linear via the private placement as these shares will be cancelled upon closing of the Merger

(3) Includes only in-the-money options and warrants.

(4) Apollo and Linear balances as of December 31, 2009 balance sheet. Apollo restricted cash of US$7 million comprised of US$5 million remaining from Canadian flow-through share financing completed in 2009 and US$2 million in other cash.

(5) Pro forma debt is estimated at US$46 million, after payments on the Apollo project debt of US$10 million in March, US$8.2 million in April from the collapse of the foreign currency hedges and payment of an additional US$10 million upon closing of the Merger. Project debt is expected to be reduced to US$27 million by December 31, 2010.


LINEAR GOLD CORP


ApolloGold

Terms of the Transaction

Consideration Offered	• Linear shareholders receive 5.474 Apollo shares for each Linear share (1.369 post consolidation combined company shares) • C$2.30 implied price representing a 20% premium to Linear based on each company's 20 day volume weighted average price prior to announcement
Private Placement Financing	• Linear completed a C$25 million private placement of Apollo shares on March 18, 2010; Linear's 62.5 million Apollo shares will be cancelled upon closing of the merger
Pro Forma Ownership	• Apollo 52.2% / Linear 47.8% based on common shares issued & outstanding as at March 8, 2010
Transaction Structure	• Share exchange by court approved plan of arrangement
Company Name	• Merged company will launch a new name and corporate identity
Conditions to Closing	• Approval of Apollo and Linear shareholders (June 24, 2010 for respective Special Meeting) • Regulatory and court approvals • Other customary conditions
Other Items	• Transaction is unanimously approved by both boards, managements and project lenders • Management directors and lenders have entered into support agreements which represent Pro Forma Reserves and Resources Management, directors, agreements, approximately 1.4% of Apollo shares outstanding and 7.8% of Linear shares outstanding • Reciprocal break fees of C$4 million payable in specified circumstances • Linear options & warrants to be converted into Apollo options & warrants at the exchange ratio • Project lenders have agreed to a standstill on certain events of default until September 30, 2010

Pro Forma Reserves and Resources

	Proven & Probable Reserves			Measured & Indicated Resources[1,2]		Inferred Resource	
Property	**Tonnes**	**Au Grade (g/t)**	**Gold (oz)**	**Tonnes**	**Au Grade (g/t)[2,3]**	**Tonnes**	**Au Grade (g/t)[2,3]**
Black Fox[4]	6,460,000	6.4	1,330,000	465,000	6.4	3,510,000	6.6
Goldfields – Box	14,908,000	1.4	685,900	1,993,000	1.4	3,710,000	0.9
Goldfields – Athona	10,483,000	1.0	344,500	–	–	2,198,000	0.7
Ixhuatán5	–	–	–	9,370,000	3.0	7,130,000	1.7
Total	31,851,000	2.3	2,360,400	11,828,000	2.6	16,548,000	2.4

(1) Measured and Indicated Resources are exclusive of Reserves.

(2) Please refer to the Cautionary Statement on page 4 for additional information regarding mineral resources.

(3) Gold equivalency based on US$825/oz of gold, US$12.75/oz of silver.

(4) Reserves have since been reduced by mining of 632,000 ore tonnes, including 425,000 tonnes at a head grade of 3.73 g/t for production of 47,430 oz Au from Black Fox Mill, with further 5,531 oz Au produced from toll processing in 2009. Total production was 52,961 oz Au in 2009.

(5) Ixhuatán resources are based on) a gold grade cutoff of 1 g/t.

Pro Forma Estimated Production Profile


oz Au Produced
200,000
100,000
0

	2010	2011	2012	2013	2014
Total	90,000-100,000	105,000-115,000	120,000	187,000	193,000
Linear	0	0	0	67,000	73,000
Apollo	90,000-100,000	105,000-115,000	120,000	120,000	120,000



LINEAR GOLD CORP



ApolloGold

Combined Company Project Locations



Goldfields: Box & Athona Projects
Uranium City, Saskatchewan
Black Fox Mine; Pike River & Grey Fox Projects
Timmins District Matheson, Ontario
Linear Gold
Corporate Headquarters Halifax, Nova Scotia
Technical Office Toronto, Ontario
Apollo Gold
Corporate Headquarters Denver, Colorado
Huizopa Project
Chihuahua, Mexico
Amplacion Pueblo Viejo, Loma El Mate, & Loma Hueca Projects
Dominican Republic
Ixhuatán Project
Chiapas, Mexico
Apollo Gold
Linear Gold

Valuation Upside Potential

- The combined entity is currently valued at less than comparable companies on both a resource and price to net asset value basis.



Total Enterprise Value / Total Resources[1] (US$/resource oz)
$901
Lake Shore
$591
Wesdome
$262
Aurizon
$214
Timmins Gold
$173
Claude
$167
Minefinders
$140
Kirkland Lake
$102
St Andrew Goldfields
$82
Capital Gold
$69
Apollo
$41
Combined Entity
$13
Linear
Share Price / Net Asset Value Per Share[1]
Peer Average .90x
1.16x
Wesdome
1.16x
Aurizon
1.09x
Lake Shore
.81x
Minefinders
0.77x
Kirkland Lake
0.72x
Timmins Gold
0.59x
Capital Gold
0.49x
Apollo
0.47x
Linear

(1) Based on analyst consensus estimates. Total Enterprise Value is defined as market capitalization plus debt, minority interest and preferred shares, minus total cash and cash equivalents. Prices as at May 4, 2010. Linear's and Combined Entity's Total Resources exclude Linear's Ixhuatán Project resource. Peer average excludes Linear and Apollo.





Forward-looking Statements

Certain statements in this document relating to the proposed Merger are "Forward-looking statements" within the meaning of securities legislation. Forward-looking statements include, without limitation, statements with respect to the completion of the proposed merger, future development, future production, advancement towards feasibility, estimated start-up of Linear's Box Project, future repayments or levels of indebtedness, future strategic growth opportunities, future employee hirings future cash flows cash costs strip ratios grade mill capacities recovery costs hirings, flows, costs, ratios, grade, capacities, costs, mine life, the estimation of commodity prices, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, costs of exploration activities, the success of exploration activities, permitting time lines, costs of production and future valuations of the combined company. The companies do not intend, and do not assume any obligation, to update these Forward-looking statements. These Forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that the required approval will be obtained from the shareholders of Apollo or Linear, that all third party regulatory and governmental approvals to the Merger will be obtained and all other conditions to completion of the Merger will be satisfied or waived. The companies make no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to be materially different from any future results, performance or achievements expressed or implied by the Forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the companies from achieving their targets. Other factors are disclosed under the heading "Risk Factors", "Risks and Uncertainties" and elsewhere in Apollo and Linear documents filed from time to time with the Toronto Stock Exchange, SEDAR and other regulatory authorities, and Apollo documents filed with the NYSE Amex and the SEC.

Apollo and Linear have each provided information with respect to their own affairs and as such, neither Apollo nor Linear assumes responsibility for the accuracy or completeness of the other company's information.

Additional Information Regarding Black Fox's Mineral Reserves; Qualified Person

Source: SRK Consulting (US), Inc., independent NI 43-101 Technical Report - Apollo Gold Corporation Black Fox Project Timmins, Ontario, Canada (April 14, 2008). Reserves are based upon US$650/oz Au gold price. Open Pit reserves are based upon 0.9g/t Cut off grade. Underground reserves based on 3.0g/t Cut off Grade. Reserves assume 95% mining recovery, 17% planned dilution and 5% unplanned dilution both at 0 g/t grade.

The Qualified Person for Apollo's technical information contained here is Apollo's Sr. Vice President of Exploration Richard F. Nanna.

Cautionary Note to US investors Concerning Estimates of Mineral Resources

This document uses the term mineral "resources". We advise US investors that while the term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. US investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves.

Additional Information and Where to Find It

In connection with Apollo's and Linear's solicitation of proxies with respect to the meeting of shareholders of each of Apollo and Linear to be called with respect to the proposed plan of arrangement, Apollo will file a proxy statement with the SEC and with regulatory authorities in Canada and Linear will file an information circular with regulatory authorities in Canada. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/INFORMATION CIRCULAR WHEN IT IS FINALIZED AND DISTRIBUTED TO SHAREHOLDERS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free-of-charge copy of Apollo's proxy statement (when available) and other relevant documents filed with the SEC and with regulatory authorities in Canada from the SEC's website at http://www.sec.gov and from SEDAR at http://www.sedar.com, as applicable. Shareholders will be able to obtain a free-of-charge copy of Linear's information circular (when available) and other relevant documents filed with regulatory authorities in Canada on SEDAR at http://www.sedar.com. Shareholders of Apollo will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Apollo Gold Corporation, 5655 South Yosemite St., Suite 200, Greenwood Village, Colorado 80111-3220 or (720) 886-9656, ext. 217, or from Apollo's website, http://www.apollogold.com. Shareholders of Linear will also be able to obtain a free-of-charge copy of the information circular and other relevant documents (when available) by directing a request by mail or telephone to Linear Gold Corp., Suite 502, 2000 Barrington Street, Halifax, Nova Scotia B3J 3K1 or (902) 422-1421, or from Linear's website, http://www.lineargoldcorp.com.

Interests of Participants in the Solicitation of Proxies

Apollo and certain of its directors, executive officers and other members of its management and employees may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from its shareholders in connection with the proposed merger. Information concerning the interests of the persons who may be considered "participants" in the solicitation is set forth in Apollo's proxy statements and Annual Reports on Form 10-K (including any amendments thereto), previously filed with the SEC, and in the proxy statement relating to the plan of arrangement when it becomes available. Copies of these documents can be obtained, without charge, at the SEC's internet website at www.sec.gov or by directing a request to Apollo at the address above.

***Proxy Solicitor** – Laurel Hill Advisory Group is acting as proxy solicitor for both Apollo and Linear*

Apollo shareholders may call the Proxy Solicitor at 1-888-987-3940 or collect at 416-637-4661.

Linear shareholders may call the Proxy Solicitor at 1-888-987-3949 or collect at 416-637-4661.

Linear Gold Corp.	**Apollo Gold Corporation**
2000 Barrington Street, Suite 501	5655 S. Yosemite Street, Suite 200
Halifax, Nova Scotia B3J 3K1, Canada	Greenwood Village, Colorado 80111-3220, USA
Phone: (902) 422-1421	Phone: (720) 886-9656
Toll free: 1-866-785-0456	Toll free: 1-877-465-3484
Email: info@lineargoldcorp.com	Email: ir@apollogold.com
www.lineargoldcorp.com	www.apollogold.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 001-31593

Apollo Gold Corporation

(Exact name of registrant as specified in its charter)

Yukon Territory	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5655 S. Yosemite Street, Suite 200
Greenwood Village, Colorado 80111-3220
(Address of Principal Executive Offices Including Zip Code)

Registrant's telephone number, including area code: **(720) 886-9656**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, no par value	NYSE Amex Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by a check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such filed). Yes ☐ No ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant was $95,828,992 based upon the closing sale price of the common stock as reported by the NYSE Amex on that date.

As of April 27, 2010, the registrant had 337,973,660 common shares, no par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

APOLLO GOLD CORPORATION

AMENDMENT NO. 1 TO ANNUAL REPORT ON FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

EXPLANATORY NOTE

Apollo Gold Corporation ("Apollo") is filing this Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as originally filed with the Securities and Exchange Commission (the "SEC") on March 17, 2010 (the "Original Filing"), in connection with Apollo's preliminary proxy statement filed with the SEC on April 26, 2010. Apollo is filing this Amendment No. 1 solely to set forth information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K because a definitive proxy statement containing such information will not be filed within 120 days after the end of the fiscal year covered by the Original Filing. Also, in accordance with Rule 12b-15 of the Securities Exchange Act of 1934, new certifications as of April 29, 2010 by the principal executive officer and principal financial officer of Apollo are attached hereto as Exhibits 31.3 and 31.4.

Except as described above, this Amendment No. 1 does not attempt to modify or update any other disclosures set forth in the Original Filing. Accordingly, the remainder of Apollo's Form 10-K remains unchanged and is not reproduced in this Form 10-K/A. This Form 10-K/A continues to speak as of the date of the Original Filing, and, unless otherwise indicated herein, does not reflect information obtained after that filing. Therefore, in connection with reading this Form 10-K/A, you should also read all other filings that Apollo has made with the SEC since the date of the Original Filing.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The following table and the notes thereto state the names of all directors of Apollo, all other positions or offices each director has with Apollo, their principal occupations or employment, the year in which they became directors of Apollo and the approximate number of common shares of Apollo beneficially owned, or controlled or directed, directly or indirectly, by each of them, as of April 29, 2010.

Name and Municipality of Residence	Present Principal Occupation	Year First Became Director	Apollo common shares Beneficially Owned, or Controlled or Directed Directly or Indirectly[1]	Age
Robert W. Babensee[2][3][5] Etobicoke, Ontario	Retired Partner of BDO Dunwoody LLP	2005	70,000	69
G. Michael Hobart[5] Toronto, Ontario	Partner, Fogler, Rubinoff LLP, a law firm	2002	55,545	51
Marvin K. Kaiser[2][4] Mayfield, Kentucky	Retired Business Executive	2006	25,000	68
David W. Peat[2][3] Fernandina Beach, Florida	Financial Consultant	2006	25,000	57
R. David Russell[4] Aurora, Colorado	President and Chief Executive Officer of Apollo	2002	1,736,100[6]	53
Charles E. Stott[3][4] Evergreen, Colorado	Independent Mining Consultant	2002	165,800[7]	76
W.S. (Steve) Vaughan[5] Toronto, Ontario	Partner, Heenan Blaikie LLP, a law firm	2002	Nil	72

(1) Information regarding common shares held of Apollo does not include shares issuable upon the exercise of options, warrants or other convertible securities of Apollo.

(2) A current member of the Audit Committee.

(3) A current member of the Compensation Committee.

(4) A current member of the Technical Committee.

(5) A current member of the Nominating Committee.

(6) Includes 100 common shares of Apollo that are held indirectly by Mr. Russell for the benefit of his minor child.

(7) Juanita Stott, Mr. Stott's wife, is the registered holder of an additional 153,800 common shares of Apollo.

The principal occupation for the past five years for each of the directors is set forth below.

Robert W. Babensee. Mr. Babensee was as a partner of the Canadian accounting firm BDO Dunwoody LLP from 1984 to 2004, where he practiced as an assurance specialist. From February 2005 until July 2006, Mr. Babensee was the chief financial officer of Golden China Resources Corporation, a former publicly listed natural resources company with operations in Asia. Mr. Babensee has been a member of the Institute of Chartered Accountants of Ontario since 1968. Mr. Babensee also serves as a director of Caledonia Mining Corporation, a publicly listed natural resources company. In determining Mr. Babensee's qualifications to serve on Apollo's board of directors, Apollo's Nominating Committee has considered, among other things, his experience and expertise in finance, accounting and management, particularly in the mining industry.

G. Michael Hobart. Mr. Hobart is a partner at the Toronto, Ontario office of Fogler, Rubinoff LLP, a law firm, where he has practiced corporate and securities law since September 2002. Prior thereto he was a partner of Aylesworth Thompson Phelan O'Brien LLP, a law firm, from 1998 to 2002. He earned a B.A. at McGill University (1982) and a LL.B. at the University of New Brunswick (1985). He has held directorships and senior officer positions with several junior mineral exploration companies in Canada. Mr. Hobart was called to the Ontario Bar in 1987 and is a member of the Canadian Bar Association. Mr. Hobart also serves as assistant secretary of Apollo. Mr. Hobart also recently served as secretary of Aquiline Resources Inc. (a former TSX-listed company recently acquired by Pan American Silver Corp.) and Polaris Geothermal Inc. (a former TSX-listed company which recently merged with Ram Power, Corp.). In determining Mr. Hobart's qualifications to serve on Apollo's board of directors, Apollo's Nominating Committee has considered, among other things, his experience and expertise in corporate legal matters, particularly in the mining industry.

Marvin K. Kaiser. Mr. Kaiser was the executive vice president and chief administrative officer of The Doe Run Company, an international natural resource company focused on the mining, smelting, recycling and fabrication of metals, from December 1993 to February 2006. Prior thereto, he was the chief financial officer of Amax Gold Inc., a publicly listed gold mining company, from 1989 to 1993. Mr. Kaiser served as a director of NewWest Gold Corporation from 2006 to 2007, Constellation Copper Corporation during 2008 and El Capitan Precious Metals Inc. from 2008 to 2009. Mr. Kaiser currently serves as a director of Gryphon Gold Corporation and Uranium Resources Corporation which are publicly listed natural resources companies. He has served on the School of Accountancy Advisory Board at Southern Illinois University since 1988 and serves as a director of the Southern Illinois University Foundation. Mr. Kaiser earned a bachelor's degree in accounting from Southern Illinois University. In determining Mr. Kaiser's qualifications to serve on Apollo's board of directors, Apollo's Nominating Committee has considered, among other things, his experience and expertise in finance, accounting and management, commercial metals transactions and in the mining industry.

David W. Peat. Mr. Peat was the vice president and chief financial officer of Frontera Copper Corporation, a publicly listed mining company with a mine in Mexico, from June 2006 through February 2009. From 2002 through 2004, Mr. Peat served as vice president and global controller for Newmont Mining Corporation, a publicly listed gold mining company. From 1999 through 2002, Mr. Peat served as vice president, finance, and chief financial officer for Homestake Mining Company, a former gold mining company. Mr. Peat has been a member of the Institute of Chartered Accountants of Ontario since 1978. Mr. Peat earned a Bachelor of Commerce, honors business administration degree and a B.A. in economics in 1975. In determining Mr. Peat's qualifications to serve on Apollo's board of directors, Apollo's Nominating Committee has considered, among other things, his experience and expertise in finance, accounting and management and in the mining industry.

R. David Russell. Mr. Russell has been Apollo's president and chief executive officer since June 2002. Mr. Russell was a founder of Nevoro Gold Corporation in January 2002, the predecessor of Apollo, and served as its president from February 2002 through June 2002. Mr. Russell was an independent mining consultant from 1999 to 2002. Mr. Russell also serves as a director of General Moly, Inc. and chairman of the board of directors of Pure Nickel Inc., both publicly listed natural resources companies. Mr. Russell served as a director of Calais Resources, Inc. from 2005 to 2009. Mr. Russell received his bachelor's degree in mining engineering degree from Montana Tech. In determining Mr. Russell's qualifications to serve on Apollo's board of directors, Apollo's Nominating Committee has considered, among other things, his experience and expertise in mineral exploration, development, production and management, corporate transactions and financings, and his role as president and chief executive officer of Apollo.

Charles E. Stott. Mr. Stott has been an independent mining consultant since 1995 with T.P. McNulty and Associates, which provides consulting services to the mineral, metal and chemical industries. He has also served as a member of the board of directors of Hazen Research, Inc., a privately held industrial research firm, since 2002 and of Western Troy Capital Resources Inc., a publicly listed mineral resources company, since 2008. Mr. Stott was a director of the former Getchell Gold Corporation from 1996 to 1999. He was president and chief executive officer of the former Gold Capital Corporation from 1994 to 1995, of the former Horizon Resources Corporation from 1990 to 1993, and of the former Amax Gold Inc. from 1986 to 1989. All were publicly listed natural resource companies. Mr. Stott holds a mining engineering degree from the Colorado School of Mines and a J.D. degree from the Hastings College of Law, University of California. In determining Mr. Stott's qualifications to serve on Apollo's board of directors, Apollo's Nominating Committee has considered, among other things, his experience and expertise in the mining industry, including exploration, development, production and management.

W.S. (Steve) Vaughan. Steve Vaughan is a partner in the business law group with Heenan Blaikie LLP, a law firm based in Toronto, focusing on the natural resources industry, particularly mining. From 2002 until February 2007, Mr. Vaughan was a partner of McMillan Binch Mendelsohn. Prior thereto he was a partner of Aird & Berlis LLP, a law firm, from 1974 until February 2002. He has worked in or been closely associated with all facets of the mineral exploration, mine finance and securities industries since 1955. Mr. Vaughan is a director and member of the Securities Committee of the Prospectors and Developers Association of Canada. Mr. Vaughan also serves as a director of Algoma Central Corporation, Copper Mesa Mining Corporation, Consolidated Tanager Limited, Ginguro Exploration, Inc., Platte River Gold Inc., Pure Nickel, Inc., Solomon Resources Limited and Western Troy Capital Resources Inc. Mr. Vaughan was called to the Ontario Bar in 1967 and is a member of the Canadian Bar Association. In determining Mr. Vaughan's qualifications to serve on Apollo's board of directors, Apollo's Nominating Committee has considered, among other things, his experience and expertise in finance, banking, corporate governance and legal matters, particularly in the mining industry.

Executive Officers

Set forth below is certain information concerning the executive officers of Apollo.

Name	Age	Title(s)
R. David Russell	53	President and Chief Executive Officer
Melvyn Williams	61	Senior Vice President — Finance and Corporate Development and Chief Financial Officer
Richard F. Nanna	61	Senior Vice President — Exploration
Timothy G. Smith	53	Vice President — U.S. and Canadian Operations
Brent E. Timmons	40	Vice President & Controller

R. David Russell. Mr. Russell is a director of Apollo and has served as Apollo's president and chief executive officer since June 2002. Mr. Russell was a founder of Nevoro Gold Corporation in January 2002, the predecessor of Apollo Gold Corporation, and served as its president from February 2002 through June 2002. Mr. Russell was an independent mining consultant from 1999 to 2002. Mr. Russell also serves as a director of General Moly, Inc. and chairman of the board of directors of Pure Nickel, Inc. Mr. Russell received his mining engineering degree from Montana Tech at the University of Montana.

Melvyn Williams. Mr. Williams has served as Apollo's chief financial officer since January 2005 and as the senior vice president — finance and corporate development since March 2004. From November 2003 through January 2004, Mr. Williams served as chief financial officer of Atlantico Gold, a private Brazilian mining company which held the Amapari gold project. From 2000 to November 2003, he served as chief financial officer of TVX Gold Inc., a gold mining company with five operating mines. Mr. Williams also serves as a director of Andina Minerals, Inc. Mr. Williams is a chartered certified accountant and received an Master's of Business Administration from Cranfield (UK) in 1988.

Richard F. Nanna. Mr. Nanna has served as Apollo's senior vice president — exploration since June 2002. Mr. Nanna was a founder of Nevoro Gold Corporation in January 2002, the predecessor of Apollo Gold Corporation, and served as its vice president — exploration from February 2002 through June 2002. From 1999 to 2002, Mr. Nanna worked as an independent consultant. Mr. Nanna also serves as a director of General Moly, Inc. and Azteca Gold Corp. Mr. Nanna received a Master's Degree in Geology from Akron University in Ohio.

Timothy G. Smith. Mr. Smith has served as Apollo's vice president — U.S. and Canadian operations since November 2008 and was previously vice president and general manager of Montana Tunnels Mining, Inc., formerly a wholly owned subsidiary of Apollo, from February 2004. Prior to joining Apollo, Mr. Smith worked for Cominco Ltd. (before its merger with Teck Corp.) as operating manager at the Red Dog Mine from 1996 through 2003. Mr. Smith holds a Bachelor of Engineering — Metallurgical, from McGill University and is a Professional Engineer registered in British Columbia.

Brent E. Timmons. Mr. Timmons joined Apollo in April 2005 in the position of senior accountant and has been vice president and controller since March 2007. Prior to joining Apollo, Mr. Timmons worked for Enterprise Rent-A-Car for six years and prior to that worked as a Certified Public Accountant performing audit services in the private and governmental sectors. Mr. Timmons holds a Master of Accountancy from Brigham Young University and is a certified public accountant.

Employment Agreements

Apollo has employment agreements with the following executive officers: R. David Russell, Apollo's president and chief executive officer, Melvyn Williams, Apollo's senior vice president — finance and corporate development and chief financial officer, Richard F. Nanna, Apollo's senior vice president — exploration, Timothy G. Smith, Apollo's vice president — U.S. and Canadian operations, and Brent E. Timmons, Apollo's vice president and controller. Apollo's Compensation Committee believes that the employment agreements and the severance provided for therein are an important part of overall compensation for Apollo's executive officers. The Compensation Committee believes that these agreements will help to secure the continued employment and dedication of these executive officers, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or following a change in control. Apollo's Compensation Committee also believes that these agreements are important as a recruitment and retention device, as all or nearly all of the companies with which Apollo competes for executive talent have similar agreements in place for their senior employees. To determine the terms of the change in control provisions, the Compensation Committee analyzed the terms of the similar arrangements. These factors lead to the amounts and the triggering events provided for under the agreements.

R. David Russell. Apollo assumed the terms and conditions of an employment agreement dated as of April 1, 2002 between Mr. Russell and Nevoro Gold Corporation, Apollo's predecessor. Mr. Russell's employment agreement was amended on January 23, 2006 and March 18, 2009 and provides that:

- Mr. Russell receives a minimum annual base salary of $380,000 and a discretionary annual cash bonus based on Apollo's performance. As at April 29, 2010 Mr. Russell's annual salary was $380,000;
- Mr. Russell is entitled to receive an automobile allowance of $15,000 per annum and an allowance for social/sports club membership of $5,000 per annum; and
- In the event of the termination of his employment without cause or upon a change of control of Apollo (defined as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), (i) Mr. Russell will be entitled to receive severance equal to 36 months of his base salary, 50% of the bonus entitlement for the 36 month period (such bonus entitlement is based on a percentage of annual base salary of up to 100%), and any other compensation to which he would otherwise have been entitled during such 36 month period and (ii) any options granted to Mr. Russell shall immediately vest.

On March 31, 2010, Apollo, 1526735 Alberta ULC, an unlimited liability company existing under the laws of the Province of Alberta and wholly owned by Apollo, and Linear Gold Corp. ("Linear") entered into an Arrangement Agreement (the "Arrangement Agreement") pursuant to which it is expected that the businesses of Apollo and Linear would be combined by way of a court-approved plan of arrangement (the "Arrangement") pursuant to the provisions of the *Business Corporations Act* (Alberta).

Upon the successful completion of the Arrangement, Mr. Russell shall resign from the position of president and chief executive officer of Apollo. Apollo and Linear have agreed that Mr. Russell shall receive all termination and other amounts owing under his employment agreement as if he had been terminated without cause, which amounts shall not exceed approximately $1.7 million in the aggregate. See the heading "Certain Relationships and Related Transactions, and Director Independence — Related Party Transactions — Arrangement Agreement and Related Transactions" below.

Melvyn Williams. Mr. Williams' employment agreement of February 16, 2004 was amended on January 23, 2006 and March 18, 2009 and provides that:

- Mr. Williams receives a minimum annual base salary of $265,000 and a discretionary annual cash bonus based on Apollo's performance. As at April 29, 2010 Mr. Williams' annual salary was $265,000;
- Mr. Williams is entitled to receive an automobile allowance of $10,000 per annum; and
- in the event of the termination of his employment without cause or upon a change of control of Apollo (defined as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), (i) Mr. Williams will be entitled to receive severance equal to 24 months of his base salary, 50% of the bonus entitlement for the 24 month period (such bonus entitlement is based on a percentage of annual base salary of approximately 75%), and any other compensation to which he would otherwise have been entitled during such 24 month period and (ii) any options granted to Mr. Williams shall immediately vest.

Richard F. Nanna. Apollo assumed the terms and conditions of an employment agreement dated as of April 1, 2002, between Mr. Nanna and Nevoro Gold Corporation, Apollo's predecessor. Mr. Nanna's employment agreement was amended on January 23, 2006 and March 18, 2009 and provides that:

- Mr. Nanna receives a minimum annual base salary of $230,000 and a discretionary annual cash bonus based on Apollo's performance. As at April 29, 2010 Mr. Nanna's annual salary was $230,000;
- Mr. Nanna is entitled to receive an automobile allowance of $15,000 per annum and an allowance for social/sports club membership of $5,000 per annum; and
- In the event of the termination of his employment without cause or upon a change of control of Apollo (defined as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), (i) Mr. Nanna will be entitled to receive severance equal to 36 months of his base salary, 50% of the bonus entitlement for the 36 month period (such bonus entitlement is based on a percentage of annual base salary of approximately 75%), and any other compensation to which he would otherwise have been entitled during such 36 month period and (ii) any options granted to Mr. Nanna shall immediately vest.

Timothy G. Smith. Mr. Smith's employment agreement provides that:

- Mr. Smith receives a minimum annual base salary of $200,000 and a discretionary annual cash bonus based on the performance of the Black Fox and Montana Tunnels mines. As at April 29, 2010 Mr. Smith's annual salary was $200,000;
- Mr. Smith is entitled to an automobile for personal use; and
- In the event of the termination of his employment without cause or upon a change of control of Apollo (defined as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more

sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), Mr. Smith will be entitled to receive severance equal to 15 months of his base salary and benefits to which he would otherwise have been entitled for a period of 12 months.

Brent E. Timmons. Mr. Timmons' employment agreement provides that:

- Mr. Timmons receives a minimum annual base salary of $140,000 and a discretionary annual cash bonus based on the performance of Apollo. As at April 29, 2010 Mr. Timmons' annual salary was $140,000;
- Mr. Timmons is entitled to an automobile allowance of $10,000 per annum; and
- In the event of the termination of his employment without cause or upon a change of control of Apollo (defined as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), Mr. Timmons will be entitled to receive severance equal to 12 months of his base salary and benefits to which he would otherwise have been entitled for a period of 12 months.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the U.S. Exchange Act requires Apollo's officers and directors, and persons who own more than ten percent (10%) of any class of equity securities of Apollo, to file reports of ownership and changes of ownership of such securities with the SEC. Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to Apollo pursuant to Section 16a-3 of the U.S. Exchange Act, no person who at any time during 2009 was a director, officer, or beneficial owner of more than ten percent (10%) of any class of equity securities of Apollo failed to file on a timely basis, as disclosed in the above forms, reports required by Section 16(a) of the U.S. Exchange Act during the most recent fiscal year.

Code of Business Conduct and Ethics

In 2003, Apollo formally adopted a Code of Business Conduct and Ethics and related policies, which sets high standards for ethical behavior throughout the organization. The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences.

In addition, in 2004 Apollo formally adopted a Code of Ethics (the "Code") pursuant to section 406 of the United States Sarbanes-Oxley Act of 2002 ("SOX") and the rules of the NYSE Amex in order to provide written standards and guidance to Apollo's directors, principal executive officer, principal financial officer, principal accounting officer or controller or those performing similar functions and any "executive officers" (as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) of Apollo not named above. The purpose of the Code is to promote:

- honest, and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- compliance with applicable governmental laws, rules and regulations;
- full, fair, accurate, timely and understandable disclosure in reports and documents that Apollo files with, or submits to, the SEC and in other public communications made by Apollo;
- the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and
- accountability for adherence to the Code.

The Code is posted on Apollo's website at *www.apollogold.com.* Amendments of/and waivers granted under the Code will be disseminated on Apollo's website.

Director Nominations

Apollo's board of directors will consider all potential candidates for nomination by the board of directors for election as directors who are recommended by Apollo's shareholders, directors, officers, and employees. Apollo's Nominating Committee has adopted written procedures to be followed by shareholders in submitting such recommendations. Candidates proposed by shareholders will be evaluated by the Nominating Committee in the same manner as candidates who are not proposed by shareholders. While shareholders may propose director nominees at any time, Apollo must receive the required notice (described below) on or before the date set forth in the prior year's annual proxy statement under the heading "Shareholder Proposals" in order to be considered by the Nominating Committee in connection with Apollo's next annual meeting of shareholders.

Shareholders wishing to recommend a director candidate to serve on Apollo's board of directors may do so by providing advance written notice to the chairman of Apollo's Nominating Committee, which identifies the candidate and includes the information described below. The notice should be sent to the following address by the dates set forth under "Shareholder Proposals:" Apollo Gold Corporation, 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado, 80111-3220.

The notice shall contain the following information:

- The name of the nominating shareholders and the address, phone number and e-mail address at which the nominating shareholders can be contacted.
- Evidence of the number of common shares of Apollo held by the nominating shareholders, a statement of how long the nominating shareholders have held those shares, and a statement that the nominating shareholders will continue to hold those shares at least through Apollo's next annual meeting of shareholders.
- The candidate's full name, together with the address, phone number and e-mail address at which the candidate can be contacted.
- A statement of the candidate's qualifications and experiences, and any other qualities that the nominating shareholders believe that the candidate would bring to Apollo's board of directors.
- A description of all arrangements or understandings, if any, between the shareholders and the candidate and any other person or persons with respect to the candidate's proposed service on Apollo's board of directors.
- The candidate's resume, which must include at a minimum a detailed description of the candidate's business, professional or other appropriate experience for at least the last ten (10) years, a list of other boards of directors of public companies on which the candidate currently serves or on which he or she served in the last ten (10) years, and undergraduate and post-graduate educational information.
- A written statement, signed by the candidate, agreeing that if he or she is selected by Apollo's Nominating Committee and the board of directors, he or she will (i) be a nominee for election to Apollo's board of directors, (ii) provide all information necessary for Apollo to include in Apollo's proxy statement under applicable SEC or NYSE Amex rules, and (iii) serve as a director if he or she is elected by shareholders.
- Any additional information that the nominating shareholders believe is relevant to Apollo's Nominating Committee's consideration of the candidate.

Apollo's Nominating Committee may employ any of the following procedures in identifying nominees to serve as directors of Apollo: (a) evaluating persons suggested by shareholders or others, (b) conducting inquiries into background and qualifications, (c) retaining a search firm, (d) obtaining advice and assistance from internal or external legal, accounting, or other advisors, and (e) other procedures appropriate to the character of the expertise or other director characteristic needed on Apollo's board of directors in any specific situation.

Apollo's board of directors has adopted the following series of minimum qualifications and specific qualities and skills for Apollo's directors, which will serve as the basis upon which potential director candidates are evaluated by Apollo's Nominating Committee:

- integrity;
- commitment to devoting necessary time and attention to his or her duties to Apollo;
- independence;
- business experience;
- specialized skills or experience;
- diversity of background and experience (including race, ethnicity, nationality, gender and age);
- freedom from conflicts of interest; and
- other criteria appropriate to the character of the expertise or other director characteristic needed on Apollo's board of directors in any specific situation.

With respect to the nomination of continuing directors for re-election, the individual's contributions to Apollo's board of directors are also considered. The board of directors believes that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of skills, experience, and knowledge that will assure that Apollo's board of directors can continue to fulfill its responsibilities. The board of directors takes into account the benefits of, but does ascribe any specific weight to, diversity of background and experience including matters of race, ethnicity, nationality, gender and age. Because the assessment of the diversity of Apollo's board of directors as well as the effectiveness of achieving diversity from a variety of perspectives is based on the individual subjective evaluation of each director, Apollo's board of directors does not engage in any formal benchmarking procedure in respect thereof.

Audit Committee and Audit Committee Financial Expert

During 2009, Apollo's board of directors had four standing committees, namely, the Audit Committee, Compensation Committee, Technical Committee, and Nominating Committee.

The Audit Committee is composed of the following three independent non-employee directors: Messrs. Babensee, Kaiser and Peat. Mr. Peat is chairperson of the Audit Committee. Apollo's board of directors has determined that each of Messrs. Babensee, Kaiser and Peat meet the independence and the financial literacy requirements of National Instrument 52-110 "Audit Committees," the Toronto Stock Exchange, or TSX, and the NYSE Amex and the applicable rules and regulations promulgated by the SEC. The board of directors has also determined that Mr. Peat is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K.

Apollo's board of directors has adopted a Charter of the Audit Committee, which, among other responsibilities, requires the Audit Committee to oversee Apollo's financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with Apollo's auditors and chief financial officer. The Audit Committee Charter is posted on Apollo's website at *www.apollogold.com.*

ITEM 11. ***EXECUTIVE COMPENSATION***

Compensation Discussion and Analysis

Apollo experienced dramatic changes during the past year. To properly understand Apollo and its compensation philosophies, it is important to understand its business environment and the recent hardships that it has faced. Among other things, during 2009 Apollo transitioned its operational focus from its Montana Tunnels mine, which ceased milling operations on April 30, 2009 to its Black Fox mine, a new mining operation, which began commercial gold production in late May 2009. Apollo believes that fully understanding the steps it has taken over the past year to forge ahead into the next decade will provide insight into its past compensation practices and the steps it intends to take in the future to align the interests of its executives with the interests of Apollo's shareholders.

Business Environment

In 2009, Apollo encountered a number of significant challenges. During the first quarter of 2009, Apollo expended substantial effort to obtain the necessary financing to satisfy certain debt obligations and fund the start up of its Black Fox mine. During the second quarter of 2009, Apollo faced the operational challenge of transitioning the Montana Tunnels property from an operational mine and milling facility to a care and maintenance property while concurrently bringing its Black Fox mine into production to ensure continuity in Apollo's revenue stream. Finally, although the Black Fox mill was processing ore at the rate planned and recoveries were satisfactory, the grade of ore delivered to the mill was lower than expected. As a result, for the three-month period ended July 31, 2009, gold production was less than 80% of the amount that we agreed to produce with the Project Facility Banks. This shortfall triggered a "review event" as defined in the Project Facility. A "review event" enables the Project Facility Banks to review the Project Facility and determine if they wish to continue with the financing. Despite these and other challenges, our management team was able to:

- negotiate and enter into the Black Fox project finance facility and completion of a private placement in July 2009 which enabled Apollo to move forward with the development of its Black Fox mine;
- commence commercial gold production at the Black Fox mine and increase throughput of the Black Fox mill;
- complete the acquisition of certain mineral properties referred to as the Pike River Property located near Apollo's Black Fox mine and Grey Fox property;
- commence an exploratory drilling program on the Grey Fox and Pike River properties;
- place the Montana Tunnels mine on care and maintenance and adopt a plan to sell Apollo's interest in the mine, which sale was completed in 2010;
- negotiate a series of deferments in connection with the Black Fox project finance facility thereby allowing Apollo to work with the Project Facility Banks to develop a new resource model and life of mine plan; and
- continue standardization of processes and procedures at Black Fox to eliminate redundancies and reduce costs.

Overview of Executive Compensation For 2009

Historically, Apollo has awarded incentive compensation to its executive officers based, in part, on individual performance as generally discussed in the sections that follow. This individual component of incentive compensation is paid in the form of cash bonuses and equity compensation and is generally distributed in during the first quarter each year.

In light of the pending transaction with Linear, Apollo's board of directors has not made any decisions or assessments regarding incentive compensation for the fiscal year ended December 31, 2009. Apollo's board of directors, upon the recommendation of the Compensation Committee, has determined that this deviation from historical compensation practices is appropriate because of the pendency of the Arrangement and the restrictions on payments of incentive compensation and grants of equity compensation contained in the Arrangement Agreement.

Objectives of Apollo's Compensation Program

The Compensation Committee of Apollo's board of directors (for the purposes of this discussion, the "Committee") has responsibility for approving the compensation program for Apollo's chief executive officer, chief financial officer and three other most highly compensated executive officers (collectively, the "Named Executive Officers"). The Committee acts pursuant to the Compensation Committee Charter that has been approved by Apollo's board of directors.

The compensation program for Apollo's Named Executive Officers is designed to attract, retain and reward talented executives who can contribute to Apollo's long-term success and thereby build value for Apollo's shareholders. The program is organized around four fundamental principles:

A Substantial Portion of Apollo's Named Executive Officer Compensation Program Should Be Performance — Based. Apollo's compensation program is designed to reward superior performance. It accomplishes this in a number of ways. In terms of cash compensation, target award opportunities provided to each Named Executive Officer under Apollo's bonus plan (which pays bonuses on the basis of performance over a one-year period) are set at a percentage of each Named Executive Officer's base salary, which is generally in the range of 50% for vice presidents, 75% for senior vice presidents and up to 100% for the chief executive officer. Whether and to what extent bonuses under the bonus plan are paid depends entirely on the extent to which the company-wide, mine and project and individual goals set by the Committee pursuant to the bonus plan are attained.

A Substantial Portion of Named Executive Officer Compensation Should Be Delivered in the Form of Equity Awards. The Committee believes that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of Apollo's Named Executive Officers with the interests of Apollo's shareholders. In terms of equity awards, the target award opportunities provided to each Named Executive Officer are set as a percentage of each Named Executive Officer's base salary, which is generally in the range of 50% for vice presidents, 75% for senior vice presidents and 100% for the chief executive officer. Whether and to what extent equity awards are made depends entirely on the extent to which the company-wide, mine and project and individual goals set by the Committee are attained. The stock option awards are valued at the grant date fair value.

Apollo's Compensation Program for Named Executive Officers Should Enable Apollo to Compete for First-Rate Executive Talent. Apollo's shareholders are best served when Apollo can attract and retain talented executives with compensation packages that are competitive but fair. The Committee has historically striven to create a compensation package for Named Executive Officers that delivers total compensation that is competitive in comparison to the average of the total compensation delivered by certain peer companies with which Apollo competes for executive talent (the "Peer Group"). To assist in making this comparison, the Committee subscribes to the annual Mining Industry Salary Survey published by Coopers Consulting Ltd. In 2009, the Peer Group selected by the Committee consisted of the following companies:

Lake Shore Gold Corp.	Alamos Gold Inc.
Aurizon Mines Ltd.	Eldorado Gold Corp.
Golden Star Resources Ltd.	Minefinders Ltd.

Apollo's Compensation Program for Named Executive Officers Should Be Fair, and Perceived as Such, Both Internally and Externally. The Committee strives to create a compensation program that will be perceived as fair, both internally and externally. It accomplishes this by comparing the compensation that is provided to Apollo's Named Executive Officers:

(i) to the compensation, as described above, provided to officers of the companies included in the Peer Group, as a means to measure external fairness; and

(ii) to other senior employees of Apollo, as a means to measure internal fairness.

The Elements of Apollo's Compensation Program

This section describes the various elements of Apollo's compensation program for Named Executive Officers, together with a discussion of various matters relating to those items, including why the Committee chooses to include the items in the compensation program.

Cash Compensation

Apollo's compensation program for Named Executive Officers is designed so that a percentage of each Named Executive Officer's total compensation is paid in cash. Cash compensation paid is comprised of salary and, if earned, a cash bonus pursuant to Apollo's bonus plan. The percentage of cash compensation paid relative to a Named Executive Officer's total compensation is generally set at up to 75% of total compensation in the case of vice presidents, up to 70% for senior vice presidents and up to 67% for the president. Salary is included in Apollo's Named Executive Officer compensation package because the Committee believes it is appropriate that some portion of the compensation that is provided to Named Executive Officers be in a form that is fixed and liquid. Performance-based bonuses are included to incentivize Apollo's Named Executive Officers to attain particular objectives that the Committee believes are consistent with the overall goals set for Apollo by its board of directors. The components comprising the cash portion of total compensation are described below.

Salary. Base salary for Named Executive Officers for any given year is generally fixed by the Committee at its meeting in March of each year. Increases or decreases in base salary on a year-over-year basis are dependent on the Committee's assessment of the performance of Apollo overall, Apollo's mining projects and the particular individual. Other than the fact that executive officers have employment agreements with a minimum level of salary specified within the agreement, the Committee is free to set Named Executive Officer salary at any level it deems appropriate. In fixing salaries, the Committee is generally mindful of its overall goal to keep cash compensation for its executive officers within the range of cash compensation paid by companies in Apollo's Peer Group. The amount of cash compensation that is provided in the form of salary is generally less, assuming threshold performance levels are met, than the amount that is provided in the form of bonuses and equity awards under Apollo's short and long-term bonus plans, each of which is described below. This weighting reflects the Committee's objective of ensuring that a substantial amount of each Named Executive Officers total compensation is tied to company-wide, mine and project results and individual performance goals.

Bonus Plans. Apollo has a cash bonus plan in which Named Executive Officers participate. This plan, which is described below, provides cash compensation to Named Executive Officers only if, and to the extent that, performance conditions set by the Committee are met. Bonus targets are set annually based on Apollo's plan and budget for such fiscal year and are set at levels that Apollo believes will be reasonably difficult to achieve.

In determining the amount of target bonuses under the bonus plan, the Committee considers several factors, including:

(i) the target bonuses set, and actual bonuses paid, in recent years;

(ii) the desire to ensure, as described above, that a substantial portion of total compensation is performance-based;

(iii) the relative importance, in any given year, of the long and short-term performance goals established pursuant to the bonus plan; and

(iv) the compensation practices of the Peer Group, as determined in published compensation surveys.

Performance objectives for the bonus plan are developed through an iterative process. Based on a review of business plans, management, which includes the Named Executive Officers, develops preliminary recommendations for Committee review. The Committee reviews management's preliminary recommendations and establishes final goals. In establishing final goals, the Committee strives to ensure that the incentives provided pursuant to the bonus plan are consistent with the strategic goals set by Apollo's board of directors, that the goals set are sufficiently ambitious so as to provide a meaningful incentive and that bonus payments, assuming target levels of performance are attained, will be consistent with the overall Named Executive Officer compensation program established by the Committee. The Committee reserves the discretion to reduce or not pay bonuses under the bonus plan even if the relevant performance targets are met.

If the Arrangement is not consummated, the Committee intends to reevaluate the payment of incentive compensation relative to each executive officer's individual performance in accordance with its customary practices as outlined below and make recommendations to Apollo's board of directors in respect thereof at the first meeting of the board of directors immediately following termination of the Arrangement. If the Arrangement is consummated, the Committee will reevaluate the payment of incentive compensation relative to each executive officer's individual performance and make recommendations to Apollo's board of directors in respect thereof at the first meeting of the board of directors following consummation of the Arrangement.

For the fiscal year ended December 31, 2009, the bonus targets upon which cash bonuses were to be based included the following objectives:

- completion of the project financing of the Black Fox project by February 2009;
- commencement of gold production at Black Fox during May 2009 and the achievement of planned production;
- completion of the stripping of the glacial till for Phase I of the Black Fox open pit by June 2009;
- completion of all mine site infrastructure at Black Fox by October 2009;
- ensuring that the Black Fox project passes all of the completion tests, as set out in the Project Facility Agreement, by October 31, 2009;
- commencement of permitting Phase II and III of the Black Fox open pit during the second quarter 2009, to be substantially completed by December 31, 2009;
- completion of the initial exploration work program at Grey Fox by November 2009 with the goal of publishing an inferred resource in the first quarter 2010;
- production at the Montana Tunnels mine to average a mill throughput rate of 13,000 tpd ore for the period January through April 2009 at planned metal production;
- placement of the Montana Tunnels mine on care and maintenance in May 2009; and
- conversion of Apollo's financial reporting from Canadian GAAP to U.S. GAAP for the fiscal year ended December 31, 2009.

Some of the bonus targets above were not achieved; in particular the targeted Black Fox mine gold production and the completion of the tests required by the Project Facility Banks as part of the Project Facility. Production of gold did commence on schedule in May 2009 and the mill was successful in achieving the targeted throughput rate of 2,000 tonnes per day of ore during the last quarter 2009. However, as noted in Apollo's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, Apollo triggered a review event as defined in the Project Facility as a result of failing to achieve 80% of its targeted production during that quarter.

In light of the pending transaction with Linear and the limitations contained in the Arrangement Agreement on awarding incentive compensation prior to the closing of the Arrangement, Apollo's board of directors has not made any decisions or individual assessments regarding incentive compensation for the fiscal year ended December 31, 2009.

Equity Compensation

As described above, the Committee believes that a portion of each Named Executive Officer's compensation should be in the form of equity awards because the Committee believes that such awards serve to align the interests of Named Executive Officers and Apollo's shareholders. Equity awards to Apollo's Named Executive Officers are made pursuant to Apollo's Stock Option Incentive Plan. The Stock Option Incentive Plan provides for awards in the form of stock options. The principal terms of the Stock Option Incentive Plan are summarized below under the heading "Apollo Stock Option Incentive Plan Information."

The amount of equity compensation that is provided to each Named Executive Officer in a given year is generally determined by reference to the Named Executive Officer's base salary for that year. That is, the Committee each year approves an equity award or awards for each Named Executive Officer with a cash value that is determined by multiplying the Named Executive Officer's base salary by a percentage that is chosen by the Committee. The percentage that the Committee selects for these purposes in a given year is dependent on the Committee's assessment, for that year, of the appropriate balance between cash and equity compensation. In making that assessment, the Committee considers factors such as the relative merits of cash and equity as a device for retaining and incentivizing Named Executive Officers and the practices, as reported in published compensation surveys, of other companies in the Peer Group.

In light of the pending transaction with Linear and the limitations contained in the Arrangement Agreement on awarding equity compensation prior to the closing of the Arrangement, Apollo's board of directors has not made any decisions or individual assessments regarding equity awards for the fiscal year ended December 31, 2009.

Practices Regarding the Grant of Options

The Committee has generally followed a practice of making all option grants to its executive officers during the first quarter of each year based on the previous year's performance. For the last 5 years, the Committee has granted these annual awards at its regularly scheduled meeting in March. Apollo does not otherwise have any program, plan or practice to time annual option grants to its executives in coordination with the release of material non-public information.

While the bulk of Apollo's option awards to Named Executive Officers have historically been made pursuant to Apollo's annual grant program, the Committee retains the discretion to make additional awards to Named Executive Officers at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise. Apollo refers to such grants as "ad hoc" awards. The Committee has generally followed the practice of making such ad hoc awards only during a time when Apollo's Named Executive Officers would be permitted, pursuant to Apollo's insider trading policy, to trade in Apollo's securities. Other than in this respect, Apollo does not have any program, plan or practice to time ad hoc awards in coordination with the release of material non-public information.

Peer Comparisons and Survey Data

In its annual evaluation of the compensation of Apollo's executive officers, the Committee uses peer comparisons and survey sources to obtain a general understanding of current compensation practices for the market in which Apollo competes. Specifically, the Committee reviews the annual Mining Industry Salary Survey published by Coopers Consulting Ltd., a national, broad-based industry survey, and relevant data from the peer group identified above. The Committee does not benchmark executive compensation at a certain level or percentile based on the survey or peer comparison data. Rather, this data is only one of the components considered when setting executive compensation. Other factors include, but are not necessarily limited to, level of responsibility, individual performance, and budget constraints.

In evaluating the appropriateness and adequacy of Apollo's compensation structure for its executive officers, the Committee considered a peer group of companies with similar principal corporate offices, levels of mineral production and amount of mineral reserves. The Committee believes these factors are appropriate as reference points to determine the composition of the peer group because they provide a reasonable basis for comparing like positions and scopes of responsibilities.

Perquisites

The Named Executive Officers receive various perquisites provided by or paid for by Apollo. These perquisites can include memberships in social and sports clubs, car allowances and gross up payments equal to the taxes payable on certain perquisites.

Apollo provides these perquisites because:

(i) in many cases, such as membership in social and sports clubs, the perquisite makes Apollo's executives more efficient and effective and thereby is a benefit to us, and

(ii) these perquisites are provided by a number of companies in the Peer Group to their named executive officers and it is therefore important for retention and recruitment purposes that Apollo does the same.

The Committee reviews the perquisites provided to its Named Executive Officers on a regular basis, in an attempt to ensure that they continue to be appropriate in light of the Committee's overall goal of designing a compensation program for Named Executive Officers that maximizes the interests of Apollo's shareholders.

Executive Officers

See the Section above entitled "ITEM 11. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE* — Executive Officers" for a description of our Named Executive Officers, their background and experience and their employment agreements with Apollo.

Stock Ownership Guidelines

Apollo has not established stock ownership guidelines for the Named Executive Officers. Apollo's Insider Trading and Confidentiality Policy prohibits Apollo's executive officers from engaging in selling short Apollo's common shares or engaging in hedging or offsetting transactions regarding Apollo's common shares.

Role of Executive Officers in Compensation Decisions

Apollo's chief executive officer annually reviews the performance of each Named Executive Officer (other than the chief executive officer whose performance is reviewed by the Committee). The conclusions and recommendations reached, which cover salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise discretion in modifying any of the recommended salary adjustments or annual awards. Executive officers of Apollo have no role in the compensation of Apollo's directors.

Indemnification Agreements

Apollo has entered into indemnification agreements with its directors and senior executives. These agreements indemnify such persons against certain liabilities that may arise by reason of their status as a director or officer, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under the directors and officers liability insurance policy. Apollo believes these indemnification agreements enhance Apollo's ability to attract and retain knowledgeable and experienced executives and independent, non-management directors.

Tax Implications of Executive Compensation

Apollo's program was structured to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, which places a limit of $1,000,000 on the amount of compensation that may be deducted by Apollo in any year with respect to the Named Executive Officers unless the compensation is performance based compensation as described in such Section 162(m).

Summary Compensation Table For Named Executive Officers

The following table sets forth the compensation earned by the Principal Executive Officer, Principal Financial Officer and other Named Executive Officers for services rendered to Apollo and its subsidiaries for the fiscal years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation($)	Total ($)
R. David Russell,	2009	366,638	0	0	140,680	0	0	18,091[2]	525,409
President and Chief	2008	299,423	272,800	0	218,642	0	0	15,903[2]	806,768
Executive Officer	2007	255,000	136,000	0	187,738	0	0	13,306[2]	592,044
Melvyn Williams,	2009	248,654	0	0	99,130	0	0	20,397[2]	360,181
Chief Financial Officer and Senior VP – Finance and	2008	174,231	130,950	0	98,389	0	0	20,170[2]	423,740
Corporate Development	2007	150,000	100,000	0	150,190	0	0	19,380[2]	420,570
Richard F. Nanna,	2009	220,385	0	0	99,130	0	0	8,900[2]	328,415
Senior Vice	2008	174,231	130,950	0	98,389	0	0	6,925[2]	410,495
President – Exploration	2007	150,000	100,000	0	150,190	0	0	5,535[2]	405,725
Timothy G. Smith,	2009	188,462	0	0	43,827	0	0	13,668[3]	245,957
Vice President – U.S. and	2008	147,582	67,500	0	59,033	0	0	3,653[3]	278,768
Canadian Operations	2007	135,000	50,000	0	50,689	0	0	5,542[3]	241,231
Brent E. Timmons,	2009	135,192	0	0	33,601	0	0	15,733[4]	184,526
Vice President & Controller	2008	112,115	51,750	0	50,288	0	0	14,895[4]	229,048
	2007	94,615	50,000	0	30,038	0	0	12,001[4]	186,654

(1) Apollo calculates the fair value of each option award granted at the time of grant using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of options, see footnote (2) to the table in "Grants of Plan-Based Awards" below and "Note 14 — Share Capital" to the financial statements included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(2) In 2007, 2008 and 2009 Apollo paid a vehicle allowance, plus a sports club allowance, life insurance, and a contribution towards his tax liability related to the preceding items.

(3) In 2007, 2008 and 2009 Apollo paid a vehicle allowance and life insurance.

(4) In 2007, 2008 and 2009 Apollo paid a vehicle allowance, a sports club allowance and life insurance.

Grants Of Plan-Based Awards

The following table provides information related to non-equity and equity-based awards made to the Named Executive Officers for the 2009 fiscal year:

Name and Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (1)(2)	Exercise or Base Price of Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold #	Target #	Maximum #			
R. David Russell, President and Chief Executive Officer	March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	650,000	0.32
Melvyn Williams, Chief Financial Officer and Senior Vice President – Finance and Corporate development	March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	458,025	0.32
Richard F. Nanna, Senior Vice President – Exploration	March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	458,025	0.32
Timothy G. Smith, Vice President – U.S. and Canadian Operations	March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	202,500	0.32
Brent E. Timmons, Vice President and Controller	March 31, 2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	155,250	0.32

(1) All options were granted under Apollo's Stock Option Incentive Plan.

(2) The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2009	2008	2007
Risk-free interest rate	1.9%	2.9%	4.0%
Dividend yield	0%	0%	0%
Volatility	78%	73%	71%
Expected life in years	6	6	6
Weighted average grant-date fair value of stock options	$0.22	$0.44	$0.37

Apollo Stock Option Incentive Plan Information

Apollo's Amended and Restated Stock Option Incentive Plan (the "Stock Option Incentive Plan") was approved by the Committee and the board of directors in 2009 partially in response to the board of directors' belief that the 3,858,377 shares then outstanding and available for future issuance under plan did not give Apollo sufficient flexibility to adequately provide for future incentives to Apollo's employees and directors. Apollo's shareholders approved the Stock Option Incentive Plan at Apollo's 2009 annual meeting of shareholders on May 7, 2009. The principal terms of the Stock Option Incentive Plan are summarized below.

Purpose. The purpose of the Stock Option Incentive Plan is to attract and motivate directors, officers, employees of and service providers to Apollo and its subsidiaries and thereby advance Apollo's interests by affording such persons an opportunity to acquire an equity interest in Apollo through the stock options.

Administration. The Committee, which administers the Stock Option Incentive Plan, has authority under the plan to fix the terms and conditions of individual agreements with participants, including the duration of the award and any vesting requirements, subject to requirements of applicable regulatory authorities. The Stock Option Incentive Plan permits Apollo's board of directors to grant options for the purchase of Apollo common shares for a term of up to 10 years.

Authorized Shares; Limits on Awards. The number of Apollo common shares granted pursuant to each option is determined in the discretion of Apollo's board of directors, provided that in the case of any one person, the aggregate number of Apollo common shares reserved for issuance may not exceed 5% of the total number of Apollo common shares outstanding at the time of the grant. The aggregate number of Apollo common shares reserved for issuance to insiders of Apollo (as defined in the Stock Option Incentive Plan), at any time, or in any one-year period, under all security based compensation arrangements, cannot exceed 10% of the total number of outstanding Apollo common shares.

Eligibility. Persons eligible to receive awards under the Stock Option Incentive Plan include directors, executive officers, employees and consultants of Apollo and its affiliates. Vesting provisions with respect to the options are determined and imposed by Apollo's board of directors, at their discretion.

Pricing of Awards. In accordance with the provisions of the Stock Option Incentive Plan, the option price and the terms and conditions on which the options may be exercised are set out in written stock option agreements, in the form approved by Apollo's board of directors, entered into by Apollo and each option holder. Under the Stock Option Incentive Plan, the option price is determined by Apollo's board of directors and may either be in Canadian dollars or United States dollars. If the exercise price is in Canadian dollars, the exercise price shall not be lower than the closing price on the TSX on the trading day prior to the date of the grant. If the exercise price is in United States dollars, the exercise price shall not be lower than the greater of: (a) the closing price on the NYSE Amex on the trading day prior to the date of the grant, or (b) the closing price on the TSX (such closing price converted into United States dollars using the Bank of Canada noon nominal rate of exchange on the same date as such closing price) on the trading day prior to the date of the grant.

Transfer Restrictions; Termination of Awards. The options are not transferable and terminate on the earlier of the expiry date and the date that the optionee ceases to be eligible for any reason whatsoever, other than death. In the event of death, the option is fully exercisable by the optionee's legal representative on the earlier of the expiry date and one year from the date of death. Option agreements approved by Apollo's board of directors may provide that all or any part of the options that are outstanding upon the occurrence of a change of control may continue to be exercised by the holder for such extended period up to and including the normal expiry date of such options.

Loans. Subject to compliance with applicable corporate and securities Laws, Apollo's board of directors may at any time authorize Apollo to loan money to a plan participant in order to assist him or her to exercise options granted under the Stock Option Incentive Plan. Such loan shall be provided on a non-recourse basis, shall be non-interest bearing and shall be on such other terms and conditions to be determined from time to time by Apollo's board of directors. Apollo's board of directors has not loaned any money to option holders and has no intention to do so in the future.

Changes to the Stock Option Incentive Plan. The Stock Option Incentive Plan may be amended by Apollo's board of directors, subject to approval of the shareholders as well as the TSX and the NYSE Amex.

Outstanding Equity Awards At Fiscal Year-End

The following table provides information related to any equity-based awards outstanding as of December 31, 2009 for the Named Executive Officers:

	Option Awards					Stock Awards			
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. David Russell, President and Chief Executive Officer(1)	250,000			2.24	2/18/2013				
	250,000			0.65	3/10/2015				
	81,000			0.48	8/10/2016				
	500,000			0.57	2/6/2017				
	250,000	250,000		0.66	3/27/2018				
		650,000		0.32	3/31/2019				
Melvyn Williams, Chief Financial Officer and Senior Vice President – Finance and Corporate Development(2)	200,000			2.05	3/10/2014				
	125,000			0.65	3/10/2015				
	125,000			0.65	3/28/2016				
	27,000			0.48	8/10/2016				
	400,000			0.57	2/6/2017				
	112,500	112,500		0.66	3/27/2018				
		458,025		0.32	3/31/2019				
Richard F. Nanna, Senior Vice President – Exploration(3)	200,000			2.24	2/18/2013				
	250,000			0.65	3/10/2015				
	400,000			0.57	2/6/2017				
	112,500	112,500		0.66	3/27/2018				
		458,025		0.32	3/31/2019				
Timothy G. Smith, Vice President – US and Canadian Operations(4)	60,000			2.05	3/10/2014				
	125,000			0.65	3/10/2015				
	60,000			0.20	12/12/2015				
	135,000			0.57	2/6/2017				
	67,500	67,500		0.66	3/27/2018				
		202,500		0.32	3/31/2019				
Brent E. Timmons, Vice President and Controller(5)	40,000			0.20	12/12/2015				
	80,000			0.57	2/6/2017				
	57,500	57,500		0.66	3/27/2018				
		155,250		0.32	3/31/2019				

(1) R. David Russell — 250,000 unexercised options with a strike price of $0.66 vested on March 27, 2010. Of the 650,000 unexercised options with a strike price of $0.32, 50% vested on March 31, 2010 and 50% will vest on March 31, 2011.

(2) Melvyn Williams — 112,500 unexercised options with a strike price of $0.66 vested on March 27, 2010. Of the 458,025 unexercised options with a strike price of $0.32, 50% vested on March 31, 2010 and 50% will vest on March 31, 2011.

(3) Richard F. Nanna — 112,500 unexercised options with a strike price of $0.66 vested on March 27, 2010. Of the 458,025 unexercised options with a strike price of $0.32, 50% vested on March 31, 2010 and 50% will vest on March 31, 2011.

(4) Timothy G. Smith — 67,500 unexercised options with a strike price of $0.66 vested on March 27, 2010. Of the 202,500 unexercised options with a strike price of $0.32, 50% vested on March 31, 2010 and 50% will vest on March 31, 2011.

(5) Brent E. Timmons — 57,500 unexercised options with a strike price of $0.66 vested on March 27, 2010. Of the 155,250 unexercised options with a strike price of $0.32, 50% vested on March 31, 2010 and 50% will vest on March 31, 2011.

Option Exercises and Stock Vested

The following table provides information related to stock options exercised by the Named Executive Officers and restricted stock that became vested during the 2009 fiscal year for the Named Executive Officers:

	Option Awards		Stock Awards	
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. David Russell, President and Chief Executive Officer	0	0	0	0
Melvyn Williams, Chief Financial Officer and Senior Vice President – Finance and Corporate Development	0	0	0	0
Richard F. Nanna, Senior Vice President – Exploration	0	0	0	0
Timothy G. Smith, Vice President – U.S. and Canadian Operations	0	0	0	0
Brent E. Timmons, Vice President and Controller Administration	0	0	0	0

Potential Payments Upon Termination Or Change In Control

Apollo has entered into employment agreements with the following Named Executive Officers: R. David Russell, Melvyn Williams, Richard F. Nanna, Timothy G. Smith and Brent E. Timmons. These employment agreements provide for payments and other benefits if the Named Executive Officer is terminated under the circumstances specified in the employment agreements following a "change of control" as defined in such employment agreements. Described below are the terms of such payments and estimates regarding the amounts for each of the Named Executive Officers.

Upon the successful completion of the Arrangement, Mr. Russell shall resign from the position of president and chief executive officer of Apollo. Apollo and Linear have agreed that Mr. Russell shall receive all termination and other amounts owing under his employment agreement as if he had been terminated without cause, which amounts shall not exceed approximately $1.7 million.

R. David Russell. In the event of the termination of his employment without cause or upon a change of control of Apollo (defined, according to the March 20, 2009 amendment to Mr. Russell's employment agreement with Apollo, as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), (i) Mr. Russell will be entitled to receive severance equal to 36 months of his base salary, 50% of the bonus entitlement for the 36 month period (such bonus entitlement is based on a percentage of annual base salary of up to 100%), and any other compensation/benefits to which he would otherwise have been entitled during such 36 month period and (ii) any options granted to Mr. Russell shall immediately vest.

If Mr. Russell had been terminated on December 31, 2009 without cause or as the result of a change of control, he would have been entitled to the following:

Salary	$1,140,000	Lump sum
Bonus	570,000	Lump sum
Health care benefits	45,000	3 years duration
Vehicle	45,000	3 years duration
Sports Club	15,000	3 years duration
Total	$1,715,000	

Melvyn Williams. Mr. Williams' employment agreement provides that, in the event of the termination of his employment without cause or upon a change of control of Apollo (defined, according to the March 20, 2009 amendment to Mr. Williams' employment agreement with Apollo, as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), (i) Mr. Williams will be entitled to receive severance equal to 24 months of his base salary, 50% of the bonus entitlement for the 24 month period (such bonus entitlement is based on a percentage of annual base salary of approximately 75%), and any other compensation/benefits to which he would otherwise have been entitled during such 24 month period and (ii) any options granted to Mr. Williams shall immediately vest.

If Mr. Williams had been terminated on December 31, 2009 without cause or as the result of a change of control, he would have been entitled to the following:

Salary	$530,000	Lump sum
Bonus	265,000	Lump sum
Health care benefits	30,000	2 years duration
Vehicle	20,000	2 years duration
Total	$845,000	

Richard F. Nanna. Mr. Nanna's employment agreement provides that, in the event of the termination of his employment without cause or upon a change of control of Apollo (defined, according to the March 20, 2009 amendment to Mr. Nanna's employment agreement with Apollo, as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), (i) Mr. Nanna will be entitled to receive severance equal to 36 months of his base salary, 50% of the bonus entitlement for the 36 month period (such bonus entitlement is based on a percentage of annual base salary of approximately 75%), and any other compensation/benefits to which he would otherwise have been entitled during such 36 month period and (ii) any options granted to Mr. Nanna shall immediately vest.

If Mr. Nanna had been terminated on December 31, 2009 without cause or as the result of a change of control, he would have been entitled to the following:

Salary	$ 690,000	Lump sum
Bonus	345,000	Lump sum
Health care benefits	45,000	3 years duration
Vehicle	45,000	3 years duration
Sports Club	15,000	3 years duration
Total	$1,140,000	

Timothy G. Smith. Mr. Smith's employment agreement provides that, in the event of the termination of his employment without cause or upon a change of control of Apollo (defined as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), Mr. Smith will be entitled to receive severance equal to 15 months of his base salary and benefits to which he would otherwise have been entitled for a period of 12 months.

If Mr. Smith had been terminated on December 31, 2009 without cause or as the result of a change of control, he would have been entitled to the following:

Salary	$250,000	Lump sum
Health care benefits	18,750	1 year duration
Vehicle	10,000	1 year duration
Total	$278,750	

Brent E. Timmons. Mr. Timmons' employment agreement provides that, in the event of the termination of his employment without cause or upon a change of control of Apollo (defined as the occurrence, within a single transaction or series of related transactions occurring within the same 12-month period, of a change in the identity of persons who individually or collectively hold rights to elect, or to approve the election of, a majority of the members of Apollo's board of directors, including, without limitation, transactions consisting of one or more sales or other transfers of assets or equity securities, mergers, consolidations, amalgamations, reorganizations, or any similar transactions), Mr. Timmons will be entitled to receive severance equal to 12 months of his base salary and benefits to which he would otherwise have been entitled for a period of 12 months.

If Mr. Timmons had been terminated on December 31, 2009 without cause or as the result of a change of control, he would have been entitled to the following:

Salary	$140,000	Lump sum
Health care benefits	15,000	1 year duration
Vehicle	10,000	1 year duration
Total	$165,000	

Indebtedness Of Directors And Officers

No director or officer of Apollo, and no associate of any director or officer of Apollo, was indebted to Apollo at any time during the year ended December 31, 2009.

Directors' And Officers' Insurance

Apollo has directors' liability insurance for the directors and officers of Apollo and its subsidiaries. The aggregate annual premium is $136,600. The annual insurance coverage under the applicable policy is limited to $10,000,000 per policy year with an additional $10,000,000 excess coverage per year.

There is a $150,000 deductible provision for securities claims and $100,000 deductible provision for all other claims made by Apollo. The limit does not apply to claims by any director or officer.

Compensation of Directors

The director compensation program is designed to enable Apollo to attract and retain highly qualified individuals to serve as directors. In 2009, directors' compensation, which is paid only to non-employee directors, consisted of:

- an annual retainer of $12,500;
- additional annual retainer of chairman of the Apollo Board of $15,000;
- a board meeting fee of $1,000 per meeting if attended in person or $500 if attended telephonically;
- an additional annual retainer for audit committee chairperson of $10,000 and additional annual retainer for other committee chairpersons of $5,000;
- a committee meeting fee of $750 per meeting if attended in person or $500 if attended telephonically;
- a travel fee of $500 per travel day, other than a day on which a meeting occurs; and
- reimbursement of related travel and out-of-pocket expenses.

The compensation entitlements referred to above were adopted by Apollo's board of directors effective January 1, 2009. Directors of Apollo are also eligible to receive options to acquire shares of Apollo. The number of options is determined by Apollo's board of directors after reviewing the recommendations of the Committee.

The following table summarizes the compensation paid by Apollo to non-employee directors for the fiscal year ended December 31, 2009:

Name	Fees Earned ($)	Stock Awards ($)	Option Awards (1)(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
G. Michael Hobart	24,000	0	10,822	0	0	0	34,822
Marvin K. Kaiser	34,500	0	10,822	0	0	0	45,322
David W. Peat	43,000	0	10,822	0	0	0	53,822
Robert Babensee	38,000	0	10,822	0	0	0	48,822
Charles E. Stott, Jr.	55,500	0	14,068	0	0	0	69,568
W.S. (Steve) Vaughan	21,500	0	10,822	0	0	0	32,322

(1) As of December 31, 2009, the aggregate number of option awards outstanding for each director was as follows: G. Michael Hobart — 295,000 (of which 227,500 were vested), Marvin K. Kaiser — 255,000 (of which 187,500 were vested), David W. Peat — 255,000 (of which 187,500 were vested), Robert Babensee — 255,000 (of which 187,500 were vested), Charles E. Stott, Jr. — 385,000 (of which 295,000 were vested) and W.S. Steve Vaughan — 295,000 (of which 227,500 were vested).

(2) The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2009	2008	2007
Risk-free interest rate	1.9%	2.9%	4.0%
Dividend yield	0%	0%	0%
Volatility	78%	73%	71%
Expected life in years	6	6	6
Weighted average grant-date fair value of stock options	$0.22	$0.44	$0.37

As at December 31, 2009, the aggregate number of options granted to non-employee directors was 1,740,000, of which 1,312,500 had vested.

On March 31, 2009, Mr. Stott was granted 65,000 options and each of Messrs. Hobart, Babensee, Kaiser, Peat and Vaughan were granted 50,000 options at a strike price of $0.32 with a term of 10 years. The options vest 50% on the first anniversary of the grant and 50% on the second anniversary. The grant date fair value was $68,175 (which amount includes amounts that are not allocable to 2009).

Compensation Committee Interlocks and Insider Participation

During 2009, each of Messrs. Babensee, Peat and Stott served on Apollo's Compensation Committee. None of these directors was a current or former officer or employee of Apollo, and none had any related person transaction involving Apollo. During 2009, none of our executive officers served on the board of directors of any entity that had one or more executive officers serving on the Apollo Board.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CDA") with management and, based on that review and discussion, has recommended to the board of directors that the CDA be included with this Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Submitted by: Compensation Committee

Charles E. Stott, Chairperson
Robert W. Babensee
David W. Peat

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Equity Compensation Plan Information

The following table provides information about Apollo common shares that may be issued upon the exercise of options or warrants under Apollo's existing equity compensation plan as of December 31, 2009.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options (#)	(b) Weighted-Average Exercise Price of Outstanding Options ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Equity compensation plans approved by security holders:			
Stock Option Incentive Plan	11,594,371	$0.64	11,666,758
Equity compensation plans not approved by security holders	0	N/A	0
Total	11,594,371	$0.64	11,666,758

Securities and Principal Holders of Securities

The authorized share capital of Apollo consists of an unlimited number of common shares. Each Apollo common share entitles the holder thereof to one vote on all matters to be acted upon by Apollo shareholders. As at the date hereof, there are 337,973,660 Apollo common shares issued and outstanding.

The following table sets forth certain information known to Apollo with respect to the beneficial ownership of Apollo common shares as of April 29, 2010 by (i) all persons who are known to Apollo to be beneficial owners of five percent (5%) or more of the Apollo common shares, (ii) each of the director nominees, (iii) the Named Executive Officers and (iv) all directors nominees and Named Executive Officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Apollo common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 29, 2010 are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o Apollo Gold Corporation, 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado, 80111-3220. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all Apollo common shares shown as beneficially owned by them, subject to applicable community property laws.

Name and Address of Beneficial Owner	Shares Beneficially Owned[1]	Percent of Class[2]
Linear Gold Corp.[3]	62,500,000	18.49%
RAB Special Situations (Master) Fund Limited[4]	26,158,465[5]	7.49%[6]
Baker Steel Capital Managers LLP[7]	25,054,500[8]	7.41%
RMB Australia Holdings Limited[9]	38,661,702[10]	10.40%[11]
Macquarie Bank Limited[12]	50,505,463[13]	13.14%[14]
W.S. (Steve) Vaughan (Director)	270,000[15]	*
G. Michael Hobart (Director)	325,545[15][16]	*
Charles E. Stott (Director)	523,300[15][16]	*
Robert W. Babensee (Director)	320,000[15][16]	*
Marvin K. Kaiser (Director)	255,000[15]	*
David W. Peat (Director)	267,500[15][16]	*
R. David Russell (CEO and President, Director)	3,692,100[15][16][17]	1.09%[18]
Melvyn Williams (Sr. Vice President and CFO)	1,930,846[15][16]	*
Richard F. Nanna (Sr. Vice President)	2,332,138[15]	*
Timothy G. Smith (Vice President and General Manager)	641,220[15]	*
Brent E. Timmons (Vice President & Controller)	388,525[15][16]	*
All Named Executive Officers and directors as a group (11 persons)	10,945,901[15][16]	3.17%[19]

* Represents less than 1% of the outstanding Apollo common shares.

(1) Unless otherwise noted, all shares are Apollo common shares.

(2) Unless otherwise noted, based on 337,973,660 Apollo common shares outstanding as of April 29, 2010.

(3) The address for Linear Gold Corp. is 2000 Barrington Street, Suite 502, Halifax, Nova Scotia, B3J 3K1.

(4) The address for RAB Special Situations (Master) Fund Limited is P.O. Box 908 GT, Walker House Mary Street, George Town, Cayman Islands.

(5) Based on information provided on behalf of RAB Special Situations (Master) Fund Limited on or about April 8, 2010. RAB Special Situations (Master) Fund Limited reported having sole voting and dispositive power over (i) 14,661,265 Apollo common shares (ii) $4,290,000 principal amount of convertible debentures convertible, along with interest payable in the form of Apollo common shares, into Apollo common shares to acquire up to a maximum additional 9,352,200 Apollo common shares, which convertible debenture was acquired in Apollo's Series 2007-A convertible debenture placement which was completed in February 2007 (the "2007 Convertible Debenture Offering") and (iii) 2,145,000 warrants to purchase Apollo common shares with an exercise price of $0.50 per share, expiring February 23, 2011. William Philip Seymour Richards, the fund manager of RAB Special Situations (Master) Fund Limited, reported having sole voting and dispositive power over 350,000 Apollo common shares and having shared voting and dispositive power over the securities described in (i), (ii) and (iii) above. The convertible debentures acquired in the 2007 Convertible Debenture Offering by RAB Special Situations (Master) Limited were amended on February 26, 2010 to extend the term of the convertible debentures to August 23, 2010, the consideration for which was the issue of the 2,145,000 warrants described in (iii) above and the issue of an additional 800,000 Apollo common shares to RAB Special Situations (Master) Fund Limited. Concurrent with execution of the amendment, RAB Special Situations (Master) Fund Limited exercised 8,580,000 warrants at $0.25 per share.

(6) Calculated based on 349,470,860 Apollo common shares outstanding (337,973,660 Apollo common shares outstanding as of April 29, 2010 plus (i) 9,352,200 Apollo common shares issuable upon conversion of $4,290,000 principal amount of convertible debentures, plus interest payable thereon in the form of Apollo common shares and (ii) 2,145,000 warrants to purchase Apollo common shares with an exercise price of $0.50 per share, expiring February 23, 2011, in each case owned by RAB Special Situations (Master) Fund Limited). Under the terms of the warrants and convertible debenture acquired in the 2007 Convertible Debenture Offering, and as amended on February 26, 2010, in no event shall such securities be converted into or exercised for Apollo common shares, if after giving effect to such conversion or exercise, the holder would, in aggregate, beneficially own Apollo common shares in excess of 9.99% of the then issued and outstanding Apollo common shares, within the meaning of Rule 13d-1 of the U.S. Exchange Act.

(7) The address for Baker Steel Capital Managers LLP is 86 Jermyn Street, London, SW1Y 6JD.

(8) Based on information provided by Baker Steel Capital Managers LLP on or about April 7, 2010. Apollo common shares beneficially owned by Baker Steel Capital Managers LLP are held through various affiliated entities including, but not limited to, Genus Dynamic Gold Fund, CF Ruffer Baker Steel Gold Fund, RIT Capital Partners PLC, Select Gold Fund, Genus National Resources Fund and Rothschild Investment Trust. Each of the foregoing funds is managed by Baker Steel Capital Managers LLP and, consequently, the funds share voting and dispositive power with Baker Steel Capital Managers LLP in respect of the 25,054,500 total Apollo common shares.

(9) The address for RMB Australia Holdings Limited is Level 13, 60 Castlereagh Street, Sydney, NSW 2000 Australia.

(10) Based on information reported by RMB Australia Holdings Limited in its Schedule 13D/A filed with the SEC on March 12, 2009. Apollo common shares beneficially owned includes: (i) 4,716,800 Apollo common shares and (ii) an aggregate of 33,944,902 Apollo common shares issuable upon exercise of Common Share purchase warrants beneficially owned by RMB Australia Holdings Limited, of which (a) 1,000,000 warrants are exercisable to purchase 1,000,000 Apollo common shares at a price of Cdn.$0.50 per share, (b) 21,307,127 warrants are exercisable to purchase 21,307,127 Apollo common shares at a price of Cdn.$0.221 per share and (c) 11,637,775 warrants are exercisable to purchase 11,637,775 Apollo common shares at a price of Cdn.$0.252 per share.

(11) Calculated based on 371,918,562 Apollo common shares outstanding (337,973,660 Apollo common shares outstanding as of April 29, 2010 plus the 33,944,902 Apollo common shares issuable upon exercise of the 33,944,902 Common Share purchase warrants owned by RMB Australia Holdings Limited described in footnote (10) above).

(12) The address for Macquarie Bank Limited is 1 Martin Place, Sydney, NSW 2000, Australia.

(13) Based on information reported by Macquarie Bank Limited in its Schedule 13D/A filed with the SEC on March 4, 2009. Apollo common shares beneficially owned includes: (i) 4,000,000 Apollo common shares and (ii) an aggregate of 46,505,463 Apollo common shares issuable upon exercise of Common Share purchase warrants beneficially owned by Macquarie Bank Limited, of which (a) 2,000,000 warrants are exercisable to purchase 2,000,000 Apollo common shares at Cdn.$0.65 per share, (b) 21,307,127 warrants

are exercisable to purchase 21,307,127 Apollo common shares at a price of Cdn.$0.221 per share and (c) 23,198,336 warrants are exercisable to purchase 23,198,336 Apollo common shares at a price of Cdn.$0.252 per share.

(14) Calculated based on 384,479,123 Apollo common shares outstanding (337,973,660 Apollo common shares outstanding as of April 29, 2010 plus the 46,505,463 Apollo common shares issuable upon exercise of the 46,505,463 Common Share purchase warrants owned by Macquarie Bank Limited as described in footnote (13) above).

(15) Amounts shown include Apollo common shares subject to options exercisable within 60 days of April 29, 2010 as follows: 270,000 Apollo common shares for Mr. Vaughan; 270,000 Apollo common shares for Mr. Hobart; 352,500 Apollo common shares for Mr. Stott; 230,000 Apollo common shares for Mr. Babensee; 230,000 Apollo common shares for Mr. Kaiser; 230,000 Apollo common shares for Mr. Peat; 1,906,000 Apollo common shares for Mr. Russell; 1,331,013 Apollo common shares for Mr. Williams; 1,304,013 Apollo common shares for Mr. Nanna; 616,250 Apollo common shares for Mr. Smith and 312,625 Apollo common shares for Mr. Timmons.

(16) Amounts shown include Apollo common shares subject to warrants exercisable within 60 days of April 29, 2010 as follows: 54,545 Apollo common shares for Mr. Hobart; 5,000 Apollo common shares for Mr. Stott; 20,000 Apollo common shares for Mr. Babensee; 12,500 Apollo common shares for Mr. Peat; 50,000 Apollo common shares for Mr. Russell; 50,000 Apollo common shares for Mr. Williams and 20,000 Apollo common shares for Mr. Timmons.

(17) Includes 100 Apollo common shares owned by a member of Mr. Russell's immediate family.

(18) Calculated based on 339,929,660 Apollo common shares outstanding (337,973,660 Apollo common shares outstanding as of April 29, 2010 plus (i) 1,906,000 Apollo common shares issuable upon exercise of stock options held by Mr. Russell and described in footnote (16) above and (ii) 50,000 Apollo common shares issuable upon exercise of warrants held by Mr. Russell and described in footnote (17) above).

(19) Calculated based on 345,238,106 Apollo common shares outstanding (337,973,660 Apollo common shares outstanding as of April 29, 2010 plus (i) 7,052,401 Apollo common shares issuable upon exercise of stock options described in footnote (16) above and (ii) 212,045 Apollo common shares issuable upon exercise of warrants described in footnote (17) above).

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Policy Regarding Related Party Transactions

Apollo or one of its subsidiaries may occasionally enter into transactions with certain "related persons." Related persons include Apollo's executive officers, directors, 5% or more beneficial owners of Apollo Shares, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. Apollo refers to transactions with these related persons as "related party transactions." All related party transactions may be consummated or continue only if:

- the audit committee shall have approved or ratified such transaction and if the transaction is on terms comparable to those that could be obtained in arm's length dealings with unrelated third parties;
- the transaction is approved by the disinterested members of Apollo's board of directors; or
- the transaction involves compensation approved by Apollo's Compensation Committee.

Apollo's policy regarding related party transactions is evidenced by a written policy which was adopted by Apollo's board of directors. All of the related party transactions described below under the heading "Related Party Transactions" have been approved pursuant to these policies and procedures.

Related Party Transactions

Except as described below and elsewhere in this Annual Report on Form 10-K, no director or senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of Apollo after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Apollo carrying more than five (5%) percent of the voting rights attached to any class of voting securities of Apollo outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material transaction involving Apollo currently proposed or to which Apollo was or became a party during the fiscal year ended December 31, 2009.

Arrangement Agreement and Related Transactions

On March 31, 2010, Apollo and Linear entered into the Arrangement Agreement which provides that Mr. Russell, Apollo's president and chief executive officer, shall receive all termination and other amounts owing under his employment agreement as if he had been terminated without cause, which amounts shall not exceed approximately $1.7 million. In addition, immediately following consummation of the Arrangement, it is contemplated that three directors who currently serve on Apollo's board of directors, currently expected to be Messrs. Kaiser, Peat, and Stott, will continue to serve on the board of directors of the combined company.

On March 31, 2010, in connection with the Arrangement Agreement, the management and directors of both Apollo and Linear entered into customary support agreements, representing, in the aggregate, approximately 3.7 million Apollo common shares and 3.4 million Linear common shares. Pursuant to the support agreements, each director and executive officer of Apollo party to such agreement committed to, among other things:

- immediately cease and terminate existing discussions, if any, with any person with respect to any potential direct or indirect acquisition of, or any other business combination involving, Apollo or any material part of its assets, which we collectively refer to in this Annual Report on Form 10-K as an Apollo Acquisition Proposal;
- not, directly or indirectly, make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any person, other than Apollo or its affiliates, relating to any Apollo Acquisition Proposal or participate in, any discussions or negotiations regarding any information with respect to any Apollo Acquisition Proposal or conduct any activity otherwise detrimental to the Arrangement;
- not sell, assign, transfer or otherwise convey, dispose of, encumber or restrict the voting rights of any of their Apollo securities (including Apollo common shares);
- vote all of their Apollo common shares in favor of the Arrangement and any resolutions or matters relating thereto at any meeting of Apollo shareholders called to consider the same;
- not withdraw any proxy (if any) delivered to Apollo or its depositary agent in connection with any meeting of Apollo shareholders called to approve the Arrangement; and
- vote against any proposal (other than a "Superior Proposal" as defined in the Arrangement Agreement) submitted to Apollo shareholders in respect of any amalgamation, merger, sale of Apollo's or its affiliates' or associates' assets, take-over bid, plan of arrangement, reorganization, recapitalization, shareholder rights plan, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Apollo or any of its subsidiaries; (i) which would reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement; or (ii) which would reasonably be expected to result in a material adverse effect in respect of Apollo.

Transactions with the Project Facility Banks

On February 20, 2009, Apollo entered into the Project Facility with the Project Facility Banks pursuant to which Apollo borrowed $70,000,000 in order to the fund the development, construction and operation of its Black Fox project. The Project Facility replaced the $15,000,000 bridge facility agreement that Apollo had previously entered into on December 10, 2008.

In connection with the Project Facility, Apollo issued 34,836,111 warrants to the Project Facility Banks (11,637,775 to RMB Australia Holdings Limited and 23,198,336 to Macquarie Bank Limited) as partial consideration for financing services provided in connection with the Project Facility. Each warrant entitles the holder thereof to purchase one Apollo common share pursuant to the terms and conditions of the warrant. The warrants expire 48 months from their date of issuance and have an exercise price of Cdn.$0.252 per warrant share, subject to customary anti-dilution adjustments. Such warrants are in addition to the 42,614,254 warrants

(21,307,127 to each Project Facility Bank) issued to the Project Facility Banks in connection with the bridge facility agreement. Assuming exercise by the Project Facility Banks of all warrants held by them, following completion of the Arrangement, RMB Australia Holdings Limited and Macquarie Bank Limited would beneficially own approximately 7.01% and 8.95%, respectively, of Apollo's issued and outstanding capital stock (on an otherwise undiluted basis).

On September 28, 2009, Apollo entered into an agreement with the Project Facility Banks and RMB Resources Inc., pursuant to which the Project Facility Banks agreed, subject to the condition that Apollo provide a new resource model and life of mine plan in respect of the Black Fox project to the Project Facility Banks prior to November 15, 2009, to defer (i) the first scheduled repayment of $9,300,000 due on September 30, 2009 (the "Deferred Payment") under the Project Facility and (ii) the requirement to fund the debt service reserve account also due on September 30, 2009 (the "Deferred Funding Obligation"), which, in accordance with the terms of the Project Facility, requires a reserve amount equal to, at all times after initial funding, the greater of $5,000,000 or the aggregate repayment amount due on the next repayment date (collectively, the "First Deferral").

In addition, as part of the First Deferral, the Project Facility Banks agreed to conduct a technical review of the Black Fox project and extend the date by which the project completion test under the Project Facility must be satisfied to March 31, 2010. The project completion test was originally required to be successfully completed by October 31, 2009 and requires Apollo to demonstrate to RMB Resources Inc., acting on behalf of the Project Facility Banks, that the Black Fox mine satisfies certain general and operational criteria during a predetermined test period. As a result of the First Deferral, the Deferred Payment and the Deferred Funding Obligation was made payable on the earlier to occur of (i) the completion of the Project Facility Banks' technical review process of the Black Fox mine and (ii) December 31, 2009.

On December 30, 2009, Apollo entered into a second agreement with the Project Facility Banks pursuant to which the Project Facility Banks agreed to further defer the Deferred Payment and the Deferred Funding Obligation, and to defer the second scheduled repayment under the Project Facility of $6,000,000 originally due on December 31, 2009 (the "Second Repayment"), in each case, until the earlier to occur of (i) the completion of the Project Facility Banks' technical review process of the Black Fox mine and (ii) February 28, 2010 (collectively, the "Second Deferral").

On February 25, 2010, Apollo entered into a third agreement with the Project Facility Banks pursuant to which the Project Facility Banks agreed to further defer the Deferred Payment, the Deferred Funding Obligation, and the Second Repayment, in each case, until the earlier to occur of (i) the completion of the Project Facility Banks' technical review process of the Black Fox mine and (ii) March 31, 2010.

As discussed above under the heading "Recent Developments — Black Fox Financing Agreement," on March 9, 2010, the Project Facility Banks executed and delivered the Consent Letter, which was agreed to and accepted by each of Apollo and Linear, pursuant to which the Project Facility Banks agreed, subject to the terms and conditions contained in the Consent Letter, to the Consent, the Standstill Provisions and the revised payment schedule.

On March 18, 2010, the Project Facility Banks entered into lock-up agreements in favour of Apollo pursuant to which the Project Facility Banks agreed to, subject to certain exceptions, refrain from offering, selling, contracting to sell, lending, or entering into any other agreement to transfer the economic consequences of any of the Apollo common shares or Apollo warrants held by them until December 31, 2010. The Project Facility Banks also entered into support agreements pursuant to which they agreed, subject to customary exceptions in the context of a Superior Proposal and other terms and conditions set out in such agreements, to vote their Apollo common shares in favour of the issuance of Apollo common shares in connection with the Arrangement and all other matters relating to the Arrangement at the meeting of Apollo shareholders held to consider the Arrangement.

Other Transactions

In 2009, Apollo paid $12,000 for consulting services to Surradial Inc., an entity owned by the brother of R. David Russell, the president and chief executive officer of Apollo. In 2009, Apollo paid Fogler, Rubinoff LLP $428,000, in respect of legal services provided to Apollo. Mr. Hobart, a director and assistant secretary of Apollo, is a partner at Fogler, Rubinoff LLP.

Director Independence

The Canadian securities regulatory authorities have adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), which requires disclosure of Apollo's approach to corporate governance, and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which provides guidance on corporate governance practices. In the U.S., Apollo is subject to disclosure requirements pursuant to (i) Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, (ii) the United States Sarbanes-Oxley Act of 2002 and (iii) the NYSE Amex listing standards and corporate governance requirements ("NYSE Amex Standards"), which require similar disclosure.

NI 58-101 and the NYSE Amex Standards generally define an "independent director" as a non-employee director who is affirmatively determined by the board of directors not to have a material relationship with the listed company that would interfere with the exercise of independent judgment.

NP 58-201 states that the board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. The NYSE Amex Standards require that each listed company must have a sufficient number of independent directors on its board of directors such that at least a majority of such directors are independent directors subject to the certain exceptions. Apollo's board of directors has determined that six of its directors, namely Messrs. Hobart, Stott, Vaughan, Babensee, Kaiser and Peat, are independent directors. Mr. Russell is the president and chief executive officer of Apollo, and Apollo's board of directors has determined that Mr. Russell is not independent.

Apollo's board of directors believes that all of its directors, including its non-independent director, make a valuable contribution to the board of directors and Apollo. As indicated above, a majority of Apollo's directors are independent. The non-independent director possesses an extensive knowledge of the Apollo's business and has extensive business experience, both of which have proven to be beneficial to the other directors, and his participation contributes to the effectiveness of the board of directors. Apollo's board of directors also monitors potential conflicts of interest and has a written policy setting forth the expectation that each director avoid any action, position or interest that conflicts with or gives the appearance of a conflict.

Apollo's board of directors has four standing committees: an Audit Committee, a Compensation Committee, a Technical Committee and a Nominating Committee. The committees are generally composed of outside directors, a majority of whom are independent directors in accordance with the NYSE Amex Standards. All of the directors on the Audit Committee, Compensation Committee and Nominating Committee are also independent directors in accordance with NP 58-201.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The following table shows the aggregate fees, all of which were pre-approved by Apollo's Audit Committee pursuant to its pre-approval policy described below, billed to Apollo for professional services by Deloitte & Touche LLP for fiscal years 2009 and 2008 (in Cdn.$):

	Fiscal 2009	Fiscal 2008
Audit Fees	$405,000	$315,000
Audit-Related Fees	$148,000	$110,000
Tax Fees	$ 0	$ 0
All Other Fees	$ 35,000	$159,000
Total	$588,000	$584,000

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of Apollo's consolidated financial statements for fiscal years 2009 and 2008, for the reviews of the financial statements included in Apollo's quarterly reports on Form 10-Q during fiscal 2009 and 2008, and for other services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

Audit-Related Fees. This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under "Audit Fees," and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations, internal control-related matters, and audits of employee benefit plans.

Tax Fees. This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice. Of these amounts, $0 was related to tax compliance services for review of federal and state tax returns for both 2009 and 2008.

All Other Fees. This category includes the aggregate fees billed in each of the last two fiscal years for products and services provided by the independent auditors, other than those reported above under "Audit Fees," "Audit-Related Fees" and "Tax Fees."

In the past, Apollo's board of directors has reviewed and approved the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of Apollo were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

The Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. Commencing in 2003, the Audit Committee considered and pre-approved expenditure limits for Apollo's auditors and reviewed and pre-approved the provision of non-audit services by Apollo's auditors to ensure they are consistent with maintaining the auditor's independence.

The Audit Committee has established a policy requiring pre-approval of all audit engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and all permissible non-audit services performed by the independent auditors. Such services may be approved at a meeting of the Audit Committee or by the Chairman of the Audit Committee, provided that the Chairman presents any such pre-approvals to the Audit Committee at each of its scheduled meetings.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this Annual Report on Form 10-K or incorporated by reference:

(1) All Financial Statements. Our consolidated financial statements are listed on the "Index to Financial Statements" on Page F-1 to this report.

(2) Financial Statements Schedules. Our consolidated financial statements, the notes thereto and other related information are listed on the "Index to Financial Statements" on Page F-1 to this report.

(3) Exhibits. See (b) below.

(b) The following exhibits are filed as part of this Annual Report on Form 10-K or, where indicated, were previously filed and are hereby incorporated by reference:

Exhibit No.	Exhibit Name
3.1	Certificate of Continuance of Apollo Gold Corporation filed May 28, 2003, filed with the SEC on June 23, 2003 as Exhibit 3.12 to the Registration Statement on Form 10 (File No. 001-31593).
3.2	By-Laws of Apollo Gold Corporation, as amended to date, filed with the SEC on June 23, 2003 as Exhibit 3.13 to the Registration Statement on Form 10 (File No. 001-31593).
4.1	Sample Certificate of Common Shares of Apollo Gold Corporation, filed with the SEC on June 23, 2003 as Exhibit 4.1 to the Registration Statement on Form 10 (File No. 001-31593).
4.2	Shareholder Rights Plan Agreement, dated January 17, 2007, by and between Apollo Gold Corporation and CIBC Mellon Trust Company, filed with the SEC on January 19, 2007 as Exhibit 4.1 to the Current Report on Form 8-K
4.3	Form of Purchase Agreement, dated October 30, 2006, by and among Apollo Gold Corporation and certain investors, filed with the SEC on November 1, 2006 as Exhibit 4.4 to the Current Report on Form 8-K.
4.4	Form of Subscription Agreement, dated February 23, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on February 26, 2007 as Exhibit 4.1 to the Current Report on Form 8-K.
4.5	Form of Convertible Debenture, dated February 23, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on February 26, 2007 as Exhibit 4.2 to the Current Report on Form 8-K.
4.6	First Amending Agreement, dated February 16, 2009, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on February 19, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
4.7	Second Amending Agreement, dated February 23, 2010, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on March 1, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
4.8	Third Amending Agreement, dated February 26, 2010, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on March 1, 2010 as Exhibit 10.2 to the Current Report on Form 8-K.
4.9	Form of Warrant, dated February 26, 2010, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on March 1, 2010 as Exhibit 10.3 to the Current Report on Form 8-K.
4.10	Form of Registration Rights Agreement, dated February 23, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on February 26, 2007 as Exhibit 4.5 to the Current Report on Form 8-K.
4.11	Form of Subscription Agreement, dated October 31, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on November 1, 2007 as Exhibit 4.2 to the Current Report on Form 8-K.
4.12	Form of Registration Rights Agreement, dated October 31, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on November 1, 2007 as Exhibit 4.3 to the Current Report on Form 8-K.
4.13	Warrant Indenture, dated as of July 9, 2008, between CIBC Mellon Trust Company and Apollo Gold Corporation, filed with the SEC on July 10, 2008 as Exhibit 4.1 to the Current Report on Form 8-K.
4.14	Certificate of Agent's Compensation Option to Purchase Units of Apollo Gold Corporation issued to Haywood Securities Inc., filed with the SEC on July 25, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.

Exhibit No.	Exhibit Name
4.15	Certificate of Agent's Compensation Option to Purchase Units of Apollo Gold Corporation issued to Blackmont Capital Inc., filed with the SEC on July 25, 2008 as Exhibit 10.2 to the Current Report on Form 8-K.
4.16	Form of Agents' Warrant to Purchase Common Shares of Apollo Gold Corporation, filed with the SEC on July 25, 2008 as Exhibit 10.3 to the Current Report on Form 8-K.
4.17	Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on August 26, 2008 as Exhibit 4.2 to the Current Report on Form 8-K.
4.18	Form of Registration Rights Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on August 26, 2008 as Exhibit 4.3 to the Current Report on Form 8-K.
4.19	Form of Warrant Certificate issued by Apollo Gold Corporation to RMB Australia Holdings Limited and Macquarie Bank Limited, filed with the SEC on December 16, 2008 as Exhibit 10.2 to the Current Report on Form 8-K.
4.20	Form of Warrant Certificate issued by Apollo Gold Corporation to RMB Australia Holdings Limited and Macquarie Bank Limited, filed with the SEC on February 24, 2009 as Exhibit 10.2 to the Current Report on Form 8-K.
4.21	Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.1 to the Current Report on Form 8-K.
4.22	Form of Registration Rights Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.2 to the Current Report on Form 8-K.
4.23	Form of Warrant Certificate issued by Apollo Gold Corporation to Haywood Securities Inc., filed with the SEC on December 31, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.
4.24	Form of Warrant Certificate issued by Apollo Gold Corporation to Haywood Securities Inc., filed with the SEC on February 24, 2009 as Exhibit 10.3 to the Current Report on Form 8-K.
4.25	Form of Compensation Option Certificate to Common Shares of Apollo Gold Corporation issued to Haywood Securities Inc., filed with the SEC on July 20, 2009 as Exhibit 4.1 to the Current Report on Form 8-K.
4.26	Form of Compensation Option Certificate to Common Shares of Apollo Gold Corporation issued to Blackmont Capital Inc., filed with the SEC on July 20, 2009 as Exhibit 4.2 to the Current Report on Form 8-K.
4.27	Form of Subscription Agreement for Common Shares by and among Apollo Gold Corporation and certain U.S. investors, filed with the SEC on July 20, 2009 as Exhibit 4.3 to the Current Report on Form 8-K.
4.28	Form of Subscription Agreement for Common Shares by and among Apollo Gold Corporation and certain non-U.S. investors, filed with the SEC on July 20, 2009 as Exhibit 4.4 to the Current Report on Form 8-K.
4.29	Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on July 20, 2009 as Exhibit 4.5 to the Current Report on Form 8-K.
4.30	Form of Registration Rights Agreement by and among Apollo Gold Corporation and certain investors, filed with the SEC on July 20, 2009 as Exhibit 4.6 to the Current Report on Form 8-K.
10.1	Amended and Restated Employment Agreement, dated May, 2003, by and between Apollo Gold Corporation and R. David Russell, filed with the SEC on June 23, 2003 as Exhibit 10.1 to the Registration Statement on Form 10 (File No. 001-31593).+

Exhibit No.	Exhibit Name
10.2	Amended and Restated Employment Agreement, dated May, 2003, by and between Apollo Gold Corporation and Richard F. Nanna, filed with the SEC on June 23, 2003 as Exhibit 10.2 to the Registration Statement on Form 10 (File No. 001-31593).+
10.3	Employment Agreement by and between Apollo Gold Corporation and Melvyn Williams, effective as of February 16, 2004, as amended, filed with the SEC on September 24, 2004 as Exhibit 10.3 to the Current Report on Form 8-K.+
10.4	Form of Amendment No. 1, dated January 23, 2006, to Amended and Restated Employment Agreement, by and between Apollo Gold Corporation and each of R. David Russell, Melvyn Williams and Richard F. Nanna, filed with the SEC on January 27, 2006 as Exhibit 10.2 to the Current Report on Form 8-K.+
10.5	Employment Agreement by and between Apollo Gold Corporation and Montana Tunnels Mining, Inc. and Timothy G. Smith, effective as of February 15, 2004, filed with the SEC on March 25, 2008 as Exhibit 10.25 to the Annual Report on Form 10-K.+
10.6	Employment Agreement by and between Apollo Gold Corporation and Brent E. Timmons, effective as of April 1, 2007, filed with the SEC on March 25, 2008 as Exhibit 10.26 to the Annual Report on Form 10-K.+
10.7	Apollo Gold Corporation Stock Option Incentive Plan, as amended and restated May 7, 2009, filed with the SEC on April 9, 2009 as Schedule B to Apollo Gold Corporation's Proxy Statement on Schedule 14A.+
10.8	Apollo Gold, Inc. and Affiliated Companies Company Retirement Plan (Employee Savings Plan), filed with the SEC on June 23, 2003 as Exhibit 10.12 to the Registration Statement on Form 10 (File No. 001-31593).+
10.9	Form of Indemnification Agreement by and between Apollo Gold Corporation and Richard F. Nanna, filed with the SEC on September 24, 2004 as Exhibit 10.1 to the Current Report on Form 8-K.
10.10	Form of Indemnification Agreement by and among Apollo Gold, Inc.; Apollo Gold Exploration, Inc.; Apollo Gold Finance Inc.; and Donald W. Vagstad, filed with the SEC on September 24, 2004 as Exhibit 10.2 to the Current Report on Form 8-K.
10.11	Form of Amended and Restated Indemnification Agreement dated November 18, 2005, by and among Apollo Gold, Inc.; Apollo Gold Finance, Inc.; Montana Tunnels Mining, Inc. and each of R. David Russell, Melvyn Williams, David K. Young, Donald O. Miller, James T. O'Neil, Jr., G. Michael Hobart, W.S. Vaughan, and Charles Stott, filed with the SEC on March 31, 2006 as Exhibit 10.20 to the Annual Report on Form 10-K.
10.12	Asset Purchase Agreement, dated June 6, 2008, by and among Apollo Gold Corporation and St Andrew Goldfields Ltd. and Fogler, Rubinoff LLP, as escrow agent, filed with the SEC on June 11, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.
10.13	First Amending Agreement to the Asset Purchase Agreement, dated June 30, 2008, by and among Apollo Gold Corporation and St Andrew Goldfields Ltd. and Fogler, Rubinoff LLP, as trustee, filed with the SEC on July 1, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.
10.14	Acknowledgment, Consent and Undertaking, dated July 23, 2008, provided by Apollo Gold Corporation to St Andrew Goldfields Ltd. amending the Asset Pursuant Agreement among Apollo Gold Corporation, St Andrew Goldfields Ltd. and Fogler, Rubinoff LLP, filed with the SEC on July 24, 2008 as Exhibit 10.2 to the Current Report on Form 8-K.
10.15	Facility Agreement, dated December 10, 2008, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, RMB Resources Inc. and Macquarie Bank Limited, filed with the SEC on December 16, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.

Exhibit No.	Exhibit Name
10.16	General Security Agreement dated December 10, 2008, by and between Apollo Gold Corporation and RMB Resources Inc., filed with the SEC on December 16, 2008 as Exhibit 10.3 to the Current Report on Form 8-K.
10.17	Priority Agreement, dated December 10, 2008, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, RMB Resources Inc. and Macquarie Bank Limited, filed with the SEC on December 16, 2008 as Exhibit 10.4 to the Current Report on Form 8-K.
10.18	Facility Agreement dated February 20, 2009, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, RMB Resources Inc. and Macquarie Bank Limited, filed with the SEC on February 24, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
10.19	Engagement Letter by and between Apollo Gold Corporation and Haywood Securities Inc., filed with the SEC on February 24, 2009 as Exhibit 10.4 to the Current Report on Form 8-K.
10.20	Amendment No. 2 to Amended and Restated Employment Agreement, dated March 20, 2009, between Apollo Gold Corporation and R. David Russell, filed with the SEC on March 25, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.+
10.21	Amendment No. 2 to Amended and Restated Employment Agreement, dated March 20, 2009, between Apollo Gold Corporation and Melvyn Williams, filed with the SEC on March 25, 2009 as Exhibit 10.2 to the Current Report on Form 8-K.+
10.22	Amendment No. 3 to Amended and Restated Employment Agreement, dated March 20, 2009, between Apollo Gold Corporation and Richard F. Nanna, filed with the SEC on March 25, 2009 as Exhibit 10.3 to the Current Report on Form 8-K.+
10.23	Purchase and Sale Agreement, dated March 12, 2009, by and between Apollo Gold Corporation and Newmont Canada Corporation, filed with the SEC on September 15, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
10.24	Royalty Agreement, dated March 25, 2009, by and between Apollo Gold Corporation and Newmont Canada Corporation, filed with the SEC on September 15, 2009 as Exhibit 10.2 to the Current Report on Form 8-K.
10.25	Agreement, dated September 28, 2009, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, Macquarie Bank Limited and RMB Resources Inc., filed with the SEC on October 2, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
10.26	Agreement, dated December 30, 2009, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, Macquarie Bank Limited and RMB Resources Inc., filed with the SEC on January 6, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.27	Purchase Agreement, dated February 1, 2010, by and among Apollo Gold, Inc., Elkhorn Goldfields, LLC, Calais Resources, Inc. and Calais Resources Colorado, Inc., filed with the SEC on February 3, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.28	Promissory Note, dated February 1, 2010, by Calais Resources, Inc. and Calais Resources Colorado, Inc. in favor of Apollo Gold Corporation, filed with the SEC on February 3, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.29	Employee Leasing Agreement, dated February 1, 2010, between Montana Tunnels Mining, Inc. and Apollo Gold Corporation, filed with the SEC on February 3, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.30	Agreement, dated February 25, 2010, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, Macquarie Bank Limited and RMB Resources Inc., filed with the SEC on March 1, 2010 as Exhibit 10.4 to the Current Report on Form 8-K.
10.31	Letter of Intent dated, March 9, 2010, between Apollo Gold Corporation and Linear Gold Corp., filed with the SEC on March 9, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.

Exhibit No.	Exhibit Name
10.32	Subscription Agreement, dated March 9, 2010, between Apollo Gold Corporation and Linear Gold Corp., filed with the SEC on March 9, 2010 as Exhibit 10.2 to the Current Report on Form 8-K.
10.33	Consent Letter, dated March 9, 2010, among Apollo Gold Corporation, Linear Gold Corp., RMB Resources Inc., RMB Australia Holdings Limited and Macquarie Bank Limited, filed with the SEC on March 9, 2010 as Exhibit 10.3 to the Current Report on Form 8-K.
10.34	Purchase Agreement, dated March 12, 2010, among Apollo Gold Corporation, Apollo Gold Corporation, Calais Resources, Inc. and Calais Resources Colorado, Inc. and Duane A. Duffy, Glenn E. Duffy, Luke Garvey and James Ober.*
21.1	List of subsidiaries of Apollo Gold Corporation.*
23.1	Consent of Deloitte & Touche LLP.*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.*
31.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.**
31.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.**
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.*

* Previously filed with the original Annual Report on Form 10-K.

** Filed herewith.

\+ Management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLO GOLD CORPORATION
(registrant)

April 29, 2010

By: */s/ R. David Russell*

R. David Russell
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. David Russell R. David Russell	President and Chief Executive Officer, and Director (Principal Executive Officer)	April 29, 2010
/s/ Charles E. Stott Charles E. Stott	Chairman of the Board of Directors	April 29, 2010
/s/ G. Michael Hobart G. Michael Hobart	Director	April 29, 2010
/s/ Robert W. Babensee Robert W. Babensee	Director	April 29, 2010
/s/ W. S. Vaughan W. S. Vaughan	Director	April 29, 2010
/s/ Marvin K. Kaiser Marvin K. Kaiser	Director	April 29, 2010
/s/ David W. Peat David W. Peat	Director	April 29, 2010
/s/ Melvyn Williams Melvyn Williams	Chief Financial Officer and Senior Vice President — Finance and Corporate Development (Principal Financial and Accounting Officer)	April 29, 2010

INDEX TO EXHIBITS

Exhibit No.	Exhibit Name
31.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: 001-31593

Apollo Gold Corporation

(Exact name of registrant as specified in its charter)

Yukon Territory	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5655 S. Yosemite Street, Suite 200
Greenwood Village, Colorado 80111-3220
(Address of Principal Executive Offices Including Zip Code)

Registrant's telephone number, including area code: **(720) 886-9656**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, no par value	NYSE Amex Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by a check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such filed). Yes ☐ No ☒

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant was $95,828,992 based upon the closing sale price of the common stock as reported by the NYSE Amex on that date.

As of March 15, 2010, the registrant had 273,080,927 common shares, no par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K is incorporated by reference from the registrant's definitive Proxy Statement for its 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A no later than 120 days after the close of the registrant's fiscal year.

Apollo Gold Corporation

TABLE OF CONTENTS

REPORTING CURRENCY, FINANCIAL AND OTHER INFORMATION

All amounts in this Report are expressed in United States ("U.S.") dollars. Unless otherwise indicated Canadian currency is denoted as "Cdn$."

Financial information is presented in accordance with generally accepted accounting principles ("GAAP") in the U.S. ("U.S. GAAP"). Differences between accounting principles generally accepted in Canada ("Cdn GAAP") and those applied in the U.S., as applicable to Apollo Gold Corporation, are discussed in Note 23 to the Consolidated Financial Statements.

Information in Part I and II of this report includes data expressed in various measurement units and contains numerous technical terms used in the gold mining industry. To assist readers in understanding this information, a conversion table and glossary are provided below.

References to "Apollo Gold," "Apollo," the "Company," "we," "our," or "us" mean Apollo Gold Corporation, its predecessors and consolidated subsidiaries, or any one or more of them, as the context requires.

NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 10-K, we use the terms "cash operating costs," "total cash costs," and "total production costs," each of which are considered non-GAAP financial measures as defined in the United States Securities and Exchange Commission (the "SEC") Regulation S-K Item 10 and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These terms are used by management to assess performance of individual operations and to compare our performance to other gold producers.

The term "cash operating costs" is used on a per ounce of gold basis. Cash operating costs per ounce is equivalent to direct operating cost as found on the Consolidated Statements of Operations, less production royalty expenses and mining taxes but includes by-product credits for payable silver.

The term "total cash costs" is equivalent to cash operating costs plus production royalties and mining taxes.

The term "total production costs" is equivalent to total cash costs plus non-cash costs including depreciation and amortization.

These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of these non-GAAP measures to our Statements of Operations.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K and the documents incorporated by reference in this report contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue," or the negative of such terms, or other comparable terminology. These statements include comments regarding:

- plans for the development of and production at the Black Fox project including, without limitation, estimates of future production at Black Fox, the determination to commence underground mining at Black Fox and the timing thereof, timing and issue of permits, including permits necessary to conduct phase II of open pit mining at Black Fox, whether the open pit will provide sufficient feed to the mill, the commissioning of the new conveyor, the recommissioning of the high pressure screen system and the expansion of the tailings dam water management system plans for the further development of the Black Fox project;
- our ability to reschedule quarterly principal payments under the Black Fox project finance facility;

- our ability to meet our repayment obligations under the Black Fox project finance facility;
- plans for and our ability to finance exploration at our Huizopa, Grey Fox, and Pike River properties;
- the potential for an open pit minable area at Huizopa;
- our ability to repay the convertible debentures issued to RAB Special Situations (Master) Fund Limited ("RAB") due August 23, 2010;
- future financing of projects;
- liquidity to support operations and debt repayment;
- the effect of regulatory compliance on the Company;
- the establishment and estimates of mineral reserves and resources;
- daily production, mineral recovery rates and mill throughput rates;
- total production costs;
- cash operating costs;
- total cash costs;
- grade of ore mined and milled from Black Fox and cash flows therefrom;
- anticipated expenditures for development, exploration, and corporate overhead;
- expansion plans for existing properties;
- estimates of closure costs and reclamation liabilities;
- our ability to obtain financing to fund our estimated expenditure and capital requirements;
- factors impacting our results of operations; and
- the impact of adoption of new accounting standards.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this Annual Report on Form 10-K:

- unexpected changes in business and economic conditions, including the recent significant deterioration in global financial and capital markets;
- significant increases or decreases in gold prices;
- changes in interest and currency exchange rates including the LIBOR rate;
- timing and amount of production;
- unanticipated grade of ore changes;
- unanticipated recovery or production problems;
- changes in operating costs;
- operational problems at our mining properties;
- metallurgy, processing, access, availability of materials, equipment, supplies and water;
- determination of reserves;
- costs and timing of development of new reserves;
- results of current and future exploration and development activities;

- results of future feasibility studies;
- joint venture relationships;
- political or economic instability, either globally or in the countries in which we operate;
- local and community impacts and issues;
- timing of receipt of government approvals;
- accidents and labor disputes;
- environmental costs and risks;
- competitive factors, including competition for property acquisitions;
- availability of external financing at reasonable rates or at all; and
- the factors discussed in this Annual Report on Form 10-K under the heading "Risk Factors."

Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us. We may note additional factors elsewhere in this Annual Report on Form 10-K and in any documents incorporated by reference into this Annual Report on Form 10-K. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

GLOSSARY OF TERMS

We report our reserves on two separate standards to meet the requirements for reporting in both Canada and the United States ("U.S."). Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum. U.S. reporting requirements for disclosure of mineral properties are governed by SEC Industry Guide 7. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody differing approaches and definitions.

We estimate and report our resources and reserves according to the definitions set forth in NI 43-101 and modify and reconcile them as appropriate to conform to SEC Industry Guide 7 for reporting in the U.S. The definitions for each reporting standard are presented below with supplementary explanation and descriptions of the parallels and differences.

NI 43-101 Definitions

indicated mineral resource — The term "indicated mineral resource" refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be established with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource	The term "inferred mineral resource" refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
measured mineral resource	The term "measured mineral resource" refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral reserve	The term "mineral reserve" refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.
mineral resource	The term "mineral resource" refers to a concentration or occurrence of natural, solid, inorganic material or natural solid fossilized organic material, including base and precious metals, coal and industrial metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
probable mineral reserve	The term "probable mineral reserve" refers to the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven mineral reserve[(1)]	The term "proven mineral reserve" refers to the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.
qualified person[(2)]	The term "qualified person" refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the mineral project or technical report and is a member or licensee in good standing of a professional association.

SEC Industry Guide 7 Definitions

exploration stage	An "exploration stage" prospect is one which is not in either the development or production stage.
development stage	A "development stage" project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.
mineralized material[3]	The term "mineralized material" refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.
probable reserve	The term "probable reserve" refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
production stage	A "production stage" project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.
proven reserve	The term "proven reserve" refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
reserve	The term "reserve" refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. ("Bankable standards" implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

(1) For Industry Guide 7 purposes this study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

(2) Industry Guide 7 does not require designation of a qualified person.

(3) This category is substantially equivalent to the combined categories of measured and indicated mineral resources specified in NI 43-101.

Additional Definitions

adularia	a transparent or translucent variety of orthoclase (a monoclinic feldspar)
alloy	a homogeneous mixture or solid solution of two or more metals
breccia	rock consisting of angular fragments of other rocks held together by mineral cement or a fine-grained matrix
call	a financial instrument that provides the right, but not the obligation, to buy a specified number of ounces of gold or silver or of pounds of lead or zinc at a specified price
doré	unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold
electrum	an alloy of silver and gold
epithermal	pertaining to mineral veins and ore deposits formed from warm waters at shallow depth
fault	a rock fracture along which there has been displacement
feasibility study	a definitive engineering and economic study addressing the viability of a mineral deposit taking into consideration all associated technical factors, costs, revenues, and risks
fold	a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage
formation	a distinct layer of sedimentary rock of similar composition
geotechnical	the study of ground stability
grade	quantity of metal per unit weight of host rock
host rock	the rock containing a mineral or an ore body
hydrothermal	the products of the actions of heated water, such as a mineral deposit precipitated from a hot solution
induced polarization	an exploration method which uses either the decay of an excitation voltage (time-domain method) or variations in the Earth's resistivity at two different but low frequencies (frequency-domain method).
Mafic	pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals
mapping or geologic mapping	the recording of geologic information such as the distribution and nature of rock units and the occurrence of structural features, mineral deposits, and fossil localities
metamorphism	the process by which rocks are altered in composition, texture, or internal structure by extreme heat, pressure, and the introduction of new chemical substances
metasediment	a sediment or sedimentary rock that shows evidence of having been subjected to metamorphism

mineral	a naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form
mineralization	a natural occurrence in rocks or soil of one or more metal yielding minerals
mining	the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.
National Instrument 43-101	Canadian standards of disclosure for mineral projects
open pit	surface mining in which the ore is extracted from a pit or quarry, the geometry of the pit may vary with the characteristics of the ore body
ore	mineral bearing rock that can be mined and treated profitably under current or immediately foreseeable economic conditions
ore body	a mostly solid and fairly continuous mass of mineralization estimated to be economically mineable
outcrop	that part of a geologic formation or structure that appears at the surface of the earth
petrographic	the systematic classification and description of rocks, especially by microscopic examinations of thin sections
put	a financial instrument that provides the right, but not the obligation, to sell a specified number of ounces of gold or of pounds of lead or zinc at a specified price
pyrite	common sulfide of iron
quartz	a mineral composed of silicon dioxide, SiO2 (silica)
reclamation	the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
reclamation and closure costs	the cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine
recovery rate	a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore, generally stated as a percentage of the material recovered compared to the total material originally present
SEC Industry Guide 7	U.S. reporting guidelines that apply to registrants engaged or to be engaged in significant mining operations

sedimentary rock	rock formed at the earth's surface from solid particles, whether mineral or organic, which have been moved from their position of origin and redeposited
stockwork	a complex system of structurally controlled or randomly oriented veins
strike	the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal
strip	to remove overburden in order to expose ore
sulfide	a mineral including sulfur (S) and iron (Fe) as well as other elements; metallic sulfur-bearing mineral often associated with gold mineralization
vein	a thin, sheet-like crosscutting body of hydrothermal mineralization, principally quartz
volcanic rock	originally molten rocks, generally fine grained, that have reached or nearly reached the earth's surface before solidifying

CONVERSION FACTORS AND ABBREVIATIONS

For ease of reference, the following conversion factors are provided:

1 acre	= 0.4047 hectare
1 foot	= 0.3048 meter
1 gram per metric tonne	= 0.0292 troy ounce/short ton
1 short ton (2000 pounds)	= 0.9072 tonne
1 tonne	= 1,000 kg or 2,204.6 lbs
1 hectare	= 10,000 square meters
1 mile	= 1.6093 kilometers
1 troy ounce	= 31.1035 grams
1 square mile	= 2.59 square kilometers
1 square kilometer	= 100 hectares
1 kilogram	= 2.204 pounds or 32.151 troy oz
1 hectare	= 2.471 acres

The following abbreviations could be used herein:

Ag	= silver
Au	= gold
Au g/t	= grams of gold per tonne
g	= gram
ha	= hectare
km	= kilometer
km(2)	= square kilometers
kg	= kilogram
lb	= pound
m	= meter
m(2)	= square meter
m(3)	= cubic meter
Ma	= million years
Oz	= troy ounce
Pb	= lead
t	= tonne
T	= ton
Zn	= zinc

Note: All units in this report are stated in metric measurements unless otherwise noted.

PART I

ITEM 1. *BUSINESS*

OVERVIEW OF APOLLO GOLD

The earliest predecessor to Apollo Gold Corporation was incorporated under the laws of the Province of Ontario in 1936. In May 2003, it reincorporated under the laws of the Yukon Territory. Apollo Gold Corporation maintains its registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252. Apollo Gold Corporation maintains its principal executive office at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, and the telephone number at that office is (720) 886-9656. Our internet address is *http://www.apollogold.com.* Information contained on our website is not a part of this Annual Report on Form 10-K.

Apollo is engaged in gold mining including extraction, and processing, as well as related activities including exploration and development.

Apollo owns Black Fox, an open pit and underground mine and mill located near Matheson in the Province of Ontario, Canada ("Black Fox"). The Black Fox mine site is situated seven miles east of Matheson and the mill complex is twelve miles west of Matheson. Mining of ores from the open pit began in March 2009, milling operations commenced in April 2009, and commercial gold production commenced in late May 2009. Underground mining at Black Fox is expected to commence in the second half of 2010. Apollo also owns the adjoining Grey Fox and Pike River properties, which, together with the Black Fox property, give Apollo a total land package of 17 square kilometers which extends over a 6.5 km strike of the Destor-Porcupine Fault Zone.

Apollo also owns Mexican subsidiaries which own concessions at the Huizopa exploration project, located in the Sierra Madres in Chihuahua, Mexico. The Huizopa project is subject to an 80% Apollo/20% Minas de Coronado joint venture agreement.

The Company was the operator of the Montana Tunnels mine, a 50% joint venture with Elkhorn Tunnels, LLC ("Elkhorn"). The Montana Tunnels mine is an open pit mine and mill which produced gold doré and lead-gold and zinc-gold concentrates. We ceased production at Montana Tunnels in April 2009 and the mine was placed on care and maintenance. On February 1, 2010, we sold our wholly owned subsidiary Montana Tunnels Mining, Inc., which held our 50% interest in the Montana Tunnels joint venture, to Elkhorn for consideration of certain promissory notes held by Elkhorn with an outstanding balance of approximately $9.5 million.

See the disclosure below and Item 2 "Description of Properties" for further information about our properties.

BACKGROUND

Apollo Gold Corporation

The following chart illustrates Apollo's operations and principal operating subsidiaries and their jurisdictions of incorporation. Apollo owns 100% of the voting securities of each subsidiary.

APOLLO GOLD CORPORATION AND ITS SUBSIDIARIES
(as of March 16, 2010)


APOLLO GOLD
CORPORATION
a Yukon Territory
corporation
(TSX:APG)
(NYSE Amex: AGT)
100%
Black Fox
Mine and Mill
100%
APOLLO GOLD, INC.
a Delaware corporation
100%
MINERA SOL de
ORO S.A. de C.V.
a Mexican federal
corporation
100%
MINE DEVELOPMENT
FINANCE, INC.
a Delaware corporation
100%
MINAS de
ARGONAUTAS, S.
de R.L. de C.V.
a Mexican federal
limited partnership
80%
Huizopa
joint venture

APOLLO GOLD CORPORATION: NYSE Amex Equities exchange and Toronto Stock Exchange listed holding company which owns and operates the Black Fox mine and mill.

APOLLO GOLD, INC.: Holding company, employs executive officers and furnishes corporate services to Apollo Gold Corporation and its subsidiaries.

MINE DEVELOPMENT FINANCE INC.: Provides intercompany loans and other financial services to its affiliated companies.

MINERA SOL DE ORO S.A. de C.V.: Holds rights to the Huizopa exploration property.

MINAS de ARGONAUTAS, S. de R.L de C.V.: Conducts exploration at the Huizopa exploration property in Mexico.

Financial Information

Segmented information is contained in Note 22 of the "Notes to the Consolidated Financial Statements" contained within this Annual Report on Form 10-K.

Products

The Black Fox mine and mill produce gold doré. The gold contained in the doré is sold to the counterparties of the Company's gold forward sales contracts. 100% of sales are represented by the sale of gold doré.

The table below summarizes the Company's gold production and average gold prices for the periods indicated.

Production Summary	Year ended December 31, 2009[1]
Gold ounces produced	52,152
Gold ounces sold	46,016
Average metals prices	
Gold – London Bullion Mkt. ($/ounce)	$ 972

(1) Black Fox commenced gold production in late May 2009.

Gold

Black Fox commenced commercial gold production in late May 2009, and produced 52,152 ounces of gold during the year ended December 31, 2009.

Gold revenue is derived from the sale of refined gold in the form of doré bars. Because doré is an alloy consisting primarily of gold but also containing silver and other metals, bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold. Under the terms of our refining contracts, the bars are refined for a fee, and our share of the refined gold and the separately recovered silver is paid to us.

Gold Uses

Gold has two primary uses: product fabrication and bullion investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold investors purchase gold bullion, official coins and high-carat jewelry.

Gold Supply

The worldwide supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and private individuals.

Gold Price Volatility

The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world.

The following table presents the high, low and average afternoon fixing prices for gold per ounce on the London Bullion Market over the past ten years:

Year	High	Low	Average
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	364
2004	454	375	409
2005	537	411	445
2006	725	525	604
2007	841	608	696
2008	1,011	713	872
2009	1,213	810	972
2010*	1,153	1,058	1,107

* Through February 28, 2010

Refining Process

We have an agreement with Johnson Matthey to refine gold doré produced at Black Fox to a final finished product. Johnson Matthey receives a fee for each ounce of gold doré it refines.

Mineral Reserves

Our proven and probable mineral reserves are estimated in conformance with definitions set out in National Instrument 43-101 ("NI 43-101") and on a basis consistent with the definition of proven and probable mineral reserves set forth in SEC Industry Guide 7. See our "Glossary of Terms."

Since we report our mineral reserves to both NI 43-101 and SEC Industry Guide 7 standards, it is possible for our reserve estimates to vary between the two. Where such a variance occurs it will arise from the differing requirements for reporting mineral reserves set forth by the different reporting authorities to which we are subject. No reconciliation between NI 43-101 and SEC Industry Guide 7 is included for Black Fox as there are no material differences.

On April 14, 2008, we filed a NI 43-101 Technical Report, which was prepared to a bankable standard ("bankable feasibility study"). A bankable feasibility study is a comprehensive analysis of a project's economics (+/- 15% precision) used by the banking industry for financing purposes. The table below summarizes the Black Fox total mineral reserve. The mineral reserves shown in the table below were calculated based on a gold price of $650 per ounce.

Black Fox Probable Reserve Statement as of December 31, 2008

Mining Method	Cutoff Grade Au g/t	Tonnes (000)	Grade Au g/t	Contained Au Ounces
Open Pit	1.0	4,350	5.2	730,000
Underground[(1)]	3.0	2,110	8.8	600,000
Total Probable Reserves				**1,330,000**

(1) Underground reserves assume 95% mining recovery 17% planned dilution and 5% unplanned dilution at 0 grams per tonne grade.

The estimated reserves presented above were reduced by mining of 632,000 ore tonnes from the Black Fox mine, including 425,000 tonnes at a grade of 3.7 grams per tonne ("gpt") producing 46,621 ounces of gold from the Black Fox mill, with further 5,531 ounces of gold produced from toll processing in 2009.

There was no updated estimation of mineral reserves for the year ended December 31, 2009. This was due mainly to the Company undertaking in late 2009 a comprehensive mine plan re-modeling with tighter constraints and review of the 2010 mine plan as well as the life of mine plan to address the grade variability issue of a certain type of Black Fox ore, which had resulted in an over-projection of grade in part of the open pit ore. This lower grade negatively impacted 2009 gold production, which was lower than expected. The revised mine plan is expected to be completed by the end of the first quarter of 2010. Independent professional mining consultants and our staff determined that the new mine plan requires reconciliation of production against the plan forecasts over the rest of 2010. This will be in conjunction with a continuous improvement effort, benefitted by the mine operating in its first full year of production at a steady state of 2,000 tonnes of ore per day. Such assessment will provide more accurate information regarding mining costs, cut-off grade, and other parameters in the estimation of mineral reserves at the end 2010.

It is expected that the average gold grade of the open pit portion of reserves will decrease from the December 31, 2008 reserve estimate grade due to the anticipated lowering of the average grade in the certain type of ore in the open pit and the addition of more low grade tonnes than originally estimated. However, the change in the overall tonnage and contained ounces of open pit reserves will reflect the net effect of any negative adjustment and possible increments from the anticipated underground exploration drilling for resource and reserve additions. The comprehensive review included remodeling of the underground portion of reserves and found less variance (i.e. more consistency) against the 2008 feasibility study. The anticipated start-up of underground mining during 2010 will also provide actual production data for reconciliation purposes in the estimation of mineral reserves for the year ended December 31, 2010.

The Company expects to report updated estimated mineral reserves for 2010 in the first quarter of 2011, and on an annual basis thereafter.

Employee Relations

As of December 31, 2009, we had approximately 219 employees, including 9 employees at our principal executive office in Greenwood Village, Colorado, 21 employees at Montana Tunnels and 189 employees at Black Fox.

Competition

We compete with major mining companies and other natural mineral resource companies in the acquisition, exploration, financing and development of new mineral prospects. Many of these companies are larger and better capitalized than we are. There is significant competition for the limited number of gold acquisition and exploration opportunities. Our competitive position depends upon our ability to successfully and economically acquire, explore, and develop new and existing mineral prospects. Factors that allow producers to remain competitive in the market over the long term include the quality and size of their ore bodies, costs of operation, and the acquisition and retention of qualified employees. We also compete with other mining companies for skilled mining engineers, mine and processing plant operators and mechanics, geologists, geophysicists and other technical personnel. This could result in higher employee turnover and greater labor costs.

Regulatory Environment

Our mining exploration, development and production activities are subject to extensive regulation at the federal, provincial and local levels in the countries in which we operate. These regulations relate to, among other things, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. These laws are continually changing and, in general, are becoming more restrictive. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and result in an increase in our operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

For more information regarding the regulations to which we are subject and the risks associated therewith, see Item 1A "Risk Factors."

Recent Developments

Letter of Intent with Linear Gold Corp.

General. On March 9, 2010, Apollo and Linear Gold Corp. ("Linear") entered into a binding letter of intent (the "Letter of Intent") pursuant to which it is expected that (i) the businesses of Apollo and Linear would be combined by way of a court-approved plan of arrangement (the "Arrangement") pursuant to the provisions of the *Canada Business Corporations Act* ("CBCA") and (ii) Linear would subscribe for approximately 62,500,000 common shares (the "Purchased Shares") of Apollo at a price of Cdn$0.40 per common share for aggregate proceeds of Cdn$25.0 million (the "Private Placement").

Structure. As set forth in the Letter of Intent, pursuant to the Arrangement:

- each outstanding Linear common share will be exchanged for 5.4742 Apollo common shares (the "Exchange Ratio");
- each outstanding common share purchase warrant of Linear (the "Linear Warrants") will be exchanged for common share purchase warrants of Apollo (the "Apollo Warrants") on the basis of the Exchange Ratio and the exercise price of the Linear Warrants will be adjusted as provided for in the certificates representing the Linear Warrants;
- each outstanding option to purchase a Linear common share (the "Linear Options") granted under Linear's Stock Option Plan will be exchanged for options of Apollo (the "Apollo Options") granted under Apollo's Stock Option Plan on the basis of the Exchange Ratio and the exercise price of the Linear Options will be adjusted on the same basis as the exercise price of the Linear Warrants; provided that current employees of Linear holding Linear Options whose employment is terminated in connection with the Arrangement will have their Linear Options exchanged for Apollo Options which shall expire on the earlier of: (i) the current expiry date of the corresponding Linear Options; and (ii) the first anniversary of the date of completion of the Arrangement, regardless of whether such employees are otherwise "eligible persons" under the terms of the Apollo Stock Option Plan or applicable Toronto Stock Exchange (the "TSX") rules; and
- each outstanding Apollo Option held by current directors of Apollo that will not continue to be directors of Apollo upon completion of the Arrangement would be amended to provide that such Apollo Options shall expire on the earlier of: (i) the current expiry date of such Apollo Options; and (ii) the first anniversary of the date of completion of the Arrangement, regardless whether such directors are "eligible persons" under the terms of the Apollo Stock Option Plan or applicable TSX rules.

Upon consummation of the Arrangement, Linear would become a wholly owned subsidiary of Apollo and the shareholders of Linear immediately prior to the Arrangement are expected to own approximately 42.9% of the outstanding common stock of Apollo (calculated on a fully-diluted basis).

Board of Directors and other Matters. Upon consummation of the Arrangement, the Letter of Intent contemplates that:

- Apollo and Linear will agree on a new name for Apollo; and
- The Board of Directors of Apollo would consist of seven directors, which would be composed of (i) Wade Dawe (the current President and Chief Executive Officer of Linear), who would be nominated as the Chairman of the Board of Directors, (ii) four current Apollo board members or Apollo nominees, (iii) one Linear nominee and (iv) one nominee who shall be a technical person mutually agreed upon by Apollo and Linear.

Definitive Business Combination Agreement. The Letter of Intent contemplates that Linear and Apollo will enter into a definitive arrangement agreement (the "Definitive Agreement") governing the Arrangement on or before March 31, 2010 to implement the Arrangement to provide for the business combination of Linear and Apollo.

Support Agreements. The Letter of Intent provides that it is a condition to Apollo proceeding with the Arrangement that all directors and officers of Linear enter into support agreements (the "Linear Support Agreements") under which they agree to vote in favor of the Arrangement all of the Linear common shares currently owned or controlled by them, being an aggregate of 3,415,887 Linear common shares representing, in aggregate, approximately 6.21% of the outstanding Linear common shares (calculated on a fully-diluted basis). In addition, the Letter of Intent provides that it is a condition to Linear proceeding with the Arrangement that all directors and officers of Apollo enter into support agreements (the "Apollo Support Agreements" and, together with the Linear Support Agreements, the "Support Agreements") under which they agree to vote in favor of the Arrangement all of the Apollo common shares currently owned or controlled by them, being an aggregate of 3,736,273 Apollo common shares representing, in aggregate, approximately 1.0% of the outstanding Apollo common shares (calculated on a fully-diluted basis).

The Support Agreements will include the typical covenants, including, but not limited to, covenants that the subject shareholders will:

- immediately cease and terminate existing discussions, if any, with respect to any potential business combination involving, Linear or Apollo, as the case may be, or any material part of their respective assets (in the case of Linear, a "Linear Proposal" or, in the case of Apollo, an "Apollo Proposal") and will not make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any person (other than as contemplated by the Letter of Intent) relating to any Linear Proposal or Apollo Proposal, as the case may be, or participate in, any discussions or negotiations regarding any information with respect to any Linear Proposal or Apollo Proposal, as the case may be;
- not sell, transfer or encumber in any way any of the subject shareholder's shares or securities convertible into such shares or restrict such shareholder's right to vote any of its shares, other than pursuant to the Arrangement; and
- vote all the subject shareholder's shares against any proposed action, other than in connection with the Arrangement in respect of any amalgamation, merger, sale of Linear's or Apollo's, as applicable, or their respective affiliates' or associates' assets, take-over bid, plan of arrangement, reorganization, recapitalization, shareholder rights plan, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Linear or Apollo, as the case may be, or any of its subsidiaries; (a) which would reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement or an alternative transaction, or (b) which would reasonably be expected to result in a material adverse effect with respect to Linear or Apollo, as the case may be.

In addition, pursuant to the Letter of Intent, each of Linear and Apollo would agree to use its reasonable best efforts to obtain similar support agreements from significant institutional shareholders.

Conditions to Consummation of Arrangement. The Letter of Intent provides that each party's obligation to proceed with the Arrangement is subject to customary conditions precedent, including without limitation conditions relating to (i) material accuracy of representations and warranties as of the effective date of the Arrangement, (ii) material compliance with covenants, (iii) the absence of any material adverse change, (iv) absence of certain actions, suits, proceedings or objection or opposition before any governmental or regulatory authority, (v) absence of material breaches under the Letter of Intent, (vi) approval of the securityholders of Linear and Apollo of the transactions set forth in the Letter of Intent for which their approval is required under applicable law, (vii) approval Superior Court of Justice of Ontario (the "Court") of the Arrangement, (viii) obtaining all material consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties and (ix) holders of not more than 5% of each of the issued and outstanding Linear common shares and Apollo common shares shall have exercised rights of dissent in relation to the Arrangement.

Securityholder Approval. The Arrangement will be subject to the approval of holders of not less than 66⅔% of the Linear common shares and of a majority of the Apollo common shares held by disinterested shareholders voted at special meetings of shareholders that will be called to approve the Arrangement.

Non-Solicitation. The Letter of Intent includes mutual agreements by each of Linear and Apollo to immediately cease, and not to solicit or initiate discussions concerning, any alternative transactions to the proposed Arrangement. However, each of Linear and Apollo may take certain specified actions in response to an unsolicited alternative transaction that the board of directors of such party deems to be a "superior proposal" meeting the requirements set forth in the Letter of Intent. The Letter of Intent also provides that each of Apollo and Linear have certain other customary rights in respect of alternative transactions, including a right to match competing offers in certain circumstances.

Break Fee. If either Linear or Apollo terminates the Letter of Intent or the Definitive Agreement and abandons the Arrangement prior to closing for any reason (other than as a result of the failure of a condition to such party's obligation to close contained in the Letter of Intent or the Definitive Agreement not being satisfied, other than a failure to obtain the required approval of such party's shareholders (as described above)), such terminating party shall pay to the other party an amount equal to Cdn$4,000,000.

Covenants relating to Operation of Business. Pursuant to the Letter of Intent, each party agrees that during the period from the date of execution of the Letter of Intent and ending on the earlier of the consummation of the Arrangement or the termination of the Letter of Intent, except as required by law or as otherwise expressly permitted or specifically contemplated by the Letter of Intent, it shall conduct its business only in the usual and ordinary course of business and consistent with past practice and it shall use all reasonable commercial efforts to maintain and preserve its business, assets and advantageous business relationships. In addition, during such period, each party agrees to restrictions with respect to, among other things, (i) amending its constating documents, (ii) dividends, distributions, issuances, redemptions, repurchases or reclassifications of its capital stock, (iii) adopting a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization, (iv) sales, pledges or disposition of its assets, (v) capital expenditures, (vi) asset acquisitions, (vii) business acquisitions, (viii) indebtedness, (ix) material contract rights, (x) entry into or termination of hedges or other financial instruments or transactions, (xi) employee and director compensation, (xii) changes to employee plans and (xiii) maintenance of insurance policies.

Other. The Letter of Intent also provides that, among other things:

- Management terminations, buyouts and severance payments will be paid out to Linear management and staff on closing of the Arrangement in accordance with management contracts and common law amounts and are expected to total approximately Cdn$3,400,000;
- Prior to the completion of the Arrangement, Apollo shall purchase and maintain director and officer liability "run-off" insurance for the benefit of the former directors and officers of Linear for a period of not less than six (6) years following the completion of the Arrangement, with coverage of not less than Cdn$10,000,000, with respect to claims arising from facts or events that occurred on or before the closing of the Arrangement, including with respect to the Arrangement;
- Apollo will pay the fees and expenses of Linear in connection with the Private Placement up to a maximum of Cdn$50,000; and
- Customary representations and warranties from each of Apollo and Linear.

Termination of Letter of Intent. The Letter of Intent may be terminated (i) by mutual written consent of each of Apollo and Linear; (ii) by a party which accepts, recommends, approves or enters into an agreement to implement a "superior proposal" (as defined in the Letter of Intent) after having complied with the terms of the Letter of Intent (provided that concurrently with any such termination, the terminating party shall have paid the Cdn$4,000,000 break fee described above following which the payor party shall have no further liabilities arising hereunder other than for a breach of any section of the Letter of Intent); and (iii) by either party if the Definitive Agreement is not executed by each of the parties on or before 5:00 pm (Toronto time) on March 31, 2010 (provided that concurrently with any such termination, the terminating party shall have paid the Cdn$4,000,000 break fee described above following which the payor party shall have no further liabilities arising hereunder other than for a breach of any section of the Letter of Intent).

Subscription Agreement with Linear in respect of Private Placement

Concurrently with the execution of the Letter of Intent, Apollo and Linear entered into a subscription agreement providing for the Private Placement (the "Subscription Agreement"). Pursuant to the Letter of Intent and the Subscription Agreement, the closing of the Private Placement is subject to customary conditions precedent, including conditions relating to: (i) receipt of all necessary stock exchange approvals, (ii) delivery by Apollo of customary corporate and securities law opinions and title opinions, (iii) each of Macquarie Bank Limited and RMB Australia Holdings Limited (which we sometimes refer to herein as the "Project Facility Banks") shall have entered into a support agreement, in form and substance satisfactory to Linear, pursuant to which each Project Facility Bank agrees, among other things, to support and vote in favor of the Arrangement; and (iv) each of the Project Facility Banks shall have entered into a lock-up agreement, in form and substance satisfactory to Linear, pursuant to which each Bank agrees, among other things, not to, directly or indirectly, exercise or offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of any of the common shares or common share purchase warrants of Apollo held by them until December 31, 2010. The closing of the Private Placement is expected to occur on or before March 19, 2010.

The Subscription Agreement includes other covenants, representations and warranties customary for transactions of this type. The Private Placement will be conducted in reliance on the exemption from registration contained in Regulation S of the U.S. Securities Act of 1933, as amended.

The Arrangement is expected to close on or before July 2, 2010.

As part of the Arrangement, the Apollo common shares expected to be issued to Linear in the Private Placement will be cancelled without any payment. The Private Placement will not be conditioned on the completion of the Arrangement. If the Arrangement is not completed for any reason, Apollo has agreed to, upon the request of Linear, file a registration statement with the United States Securities and Exchange Commission to register the resale of the Apollo common shares by Linear in the United States.

Black Fox Financing Agreement

On February 20, 2009, we entered into a $70.0 million project financing agreement (which we sometimes refer to herein as the "Project Facility") with the Macquarie Bank Limited and RMB Australia Holdings Limited (which we sometimes refer to herein as the "Project Facility Banks") and RMB Resources Inc. (which we sometimes refer to herein as the "Agent"), as agent for the Project Facility Banks. By June 2, 2009, the Company had borrowed the total amount of the $70.0 million available under the Project Facility.

As a result of lower than planned gold production, during the third quarter of 2009 a "review event" as defined in the Project Facility was triggered. The occurrence of a review event allows the Banks to review the Project Facility and determine if they wish to continue with the Project Facility. In addition, we were unable to make (i) the first scheduled repayment of $9.3 million due on September 30, 2009 under the Project Facility (the "First Repayment"), (ii) the second scheduled repayment of $6.0 million due on December 31, 2009 (the "Second Repayment") and (iii) the requirement to fund the associated debt service reserve account (the "Funding Obligation") also due on September 30, 2009. Through three separate deferrals, the last of which was granted on February 25, 2010, the Banks agreed to defer the First Repayment, the Second Repayment and the Funding obligation until March 31, 2010.

In connection with the Letter of Intent executed with Linear, on March 9, 2010, the Project Facility Banks executed and delivered a consent letter (which we sometimes refer to herein as the "Consent Letter"), which was agreed to and accepted by each of Apollo and Linear, pursuant to which the Project Facility Banks and the Agent agreed, subject to the terms and conditions contained in the Consent Letter:

- to consent to the Arrangement (the "Consent");
- prior to the earliest to occur of (i) the date on which the Agent determines, acting reasonably, that the Arrangement has been terminated or will not be completed, (ii) March 31, 2009, if the Definitive Agreements in respect of the Arrangement have not been executed by such date, or (iii) September 30, 2010, not to make demand, accelerate payment or enforce any security or any other remedies upon an "event of default" or a "review event" under the Project Facility unless and

until the occurrence of certain "override events" set forth in to the Consent Letter (which "override events" are primarily related to breaches of certain covenants and provisions of the Consent Letter and the Project Facility) (the "Standstill Provisions"); and

- to amend certain provisions of the Project Facility, including without limitation the following revised repayment schedule:

Repayment Date	Repayment Amount
The earlier of two business days following completion of the Private Placement and March 19, 2010	$10,000,000
The earlier of July 2, 2010 and the date that is two business days following the consummation of the Arrangement	$10,000,000
The earlier of September 30, 2010 and the date on which the proceeds from any one or more equity raisings following the consummation of the Arrangement equals $10,000,000.	$10,000,000
December 31, 2010	$ 5,000,000
The remaining repayment dates between March 31, 2011 and March 31, 2013 to be agreed between Apollo and the Agent by no later than September 30, 2010 to reflect the "cashflow model" (as defined under the Project Facility) that is approved by the Agent. In the absence of agreement between Apollo and the Agent by September 30, 2010. "secured moneys" (as defined under the Project Facility) shall be due and payable on December 31, 2010.	$35,000,000

The Project Facility Banks' agreement to the Consent and the Standstill Provisions is subject to a number of conditions, including without limitation (i) delivery of the Apollo Support Agreement (as defined above)in connection with the Letter of Intent in a form and substance satisfactory to the Agent, (ii) prior approval by the Project Facility Banks of press releases and other public statements regarding the Arrangement that refer to the Project Facility Banks, (iii) the Agent, acting reasonably, approving the Definitive Agreements and such Definitive Agreements being executed by no later than March 31, 2010, (iv) the Agent, acting reasonably, being satisfied that the completion of the Arrangement will not cause a breach or default under any "project documents" (as defined in the Project Facility), (v) the Agent, acting reasonably, being satisfied that the Arrangement will not have any material negative tax implications for Apollo, Linear and each of their direct or indirect subsidiaries, (vi) the Agent being satisfied, acting reasonably, that, immediately following completion of the Arrangement and after making the payment of $10,000,000 contemplated by the second row in the repayment schedule set forth above, Apollo having restricted cash on hand of not less than Cdn$10,000,000, (vii) no amendment to the Definitive Agreements, no representation in the Definitive Agreements being untrue, no breach of any material covenant and no waiver of any material condition precedent in the Definitive Agreements, and (viii) at completion of the Arrangement, the Agent, acting reasonably, being satisfied regarding indebtedness and encumbrances of Linear and its direct and indirect subsidiaries.

Extension of Maturity Date for February 2007 Convertible Debentures held by RAB

On February 23, 2007, the Company concluded a private placement pursuant to which it sold $8,580,000 aggregate principal amount of convertible debentures due February 23, 2009 (the "Convertible Debentures"). As originally issued, each $1,000 principal amount of the Convertible Debentures was convertible at the option of the holder into 2,000 of the Company's common shares, at any time until February 23, 2009. Additionally, each $1,000 principal amount of the Convertible Debentures included 2,000 common share purchase warrants entitling the holder thereof to purchase one of the Company's common shares at an exercise price of $0.50 per share, which such warrants originally expired on February 23, 2009 (the "Warrants").

On February 16, 2009, the Company and RAB Special Situations (Master) Fund Limited ("RAB"), which owns $4,290,000 aggregate principal amount of Convertible Debentures and 8,580,000 Warrants, entered into an agreement (the "First Amending Agreement") pursuant to which RAB agreed to extend the maturity date of its Convertible Debentures to February 23, 2010 (the "RAB Convertible Debentures"). In consideration for the foregoing, the Company (i) issued 2,000,000 common shares of the Company to RAB,

(ii) extended the maturity date of the Warrants issued to RAB to February 23, 2010 (the "RAB Warrants") and (iii) reduced the exercise price of the RAB Warrants from $0.50 to $0.25. The Company filed a Form 8-K with the SEC on February 19, 2009 disclosing the terms of the First Amending Agreement.

On February 26, 2010, the Company and RAB entered into a third amending agreement (the "Third Amending Agreement") (which amended and restated in its entirety a second amending agreement entered into on February 23, 2010) pursuant to which RAB agreed to further extend the maturity date of the RAB Convertible Debentures to August 23, 2010 and, in consideration therefor, the Company agreed to repay the $772,200 of accrued interest through February 23, 2010 on the RAB Convertible Debentures in cash and agreed to issue to RAB (i) 800,000 common shares of the Company and (ii) 2,145,000 common share purchase warrants (the "New Warrants"), which New Warrants entitle RAB to purchase one of the Company's common shares at an exercise price of $0.50 per share at any time before 5:00 p.m. (Toronto time) on February 23, 2011.

Purchase of Duffy Promissory Note

On March 12, 2010, the Company, Calais Resources Colorado, Inc. ("Calais Colorado"), Calais Resources, Inc. ("Calais Resources" and, together with Calais Colorado, "Calais") and Duane A. Duffy, Glenn E. Duffy, Luke Garvey and James Ober, (collectively, the "Duffy Group") entered into a purchase agreement (the "Purchase Agreement") pursuant to which the Company agreed, subject to the terms and conditions contained in the Purchase Agreement, to issue 1,592,733 common shares to the Duffy Group in exchange for the assignment of their rights, title and interest in and to, among other things, a debt obligation owed by Calais (the "Loan") as more fully described below.

The Loan is evidenced by a promissory note dated August 11, 2005, in the original principal amount of $807,650 (the "Promissory Note"), and is secured by a deed of trust in favor of the Duffy Group recorded against property owned by Calais located in Boulder County, Colorado. The Duffy Group' security interests in the property against which the Promissory Note is secured are to be transferred to the Company as part of the transaction. Pursuant to the terms of the Purchase Agreement, Calais agreed to issue Calais Resources common shares to the Duffy Group in payment of $435,347 of the outstanding balance of principal and accrued interest and fees of the Promissory Note (the "Calais Share Issuance"). Immediately following the Calais Share Issuance, the outstanding balance of the Promissory Note (including accrued interest thereon) will be $653,020.

The Promissory Note matured on December 31, 2009 and was not repaid. On January 2, 2010, the Duffy Group called the Loan due and payable and provided notice to Calais of the payment default on the Promissory Note. In accordance with the terms of the Promissory Note, following an uncured default on the Promissory Note, the Promissory Note bears interest at the rate of 24%. Pursuant to the Purchase Agreement, the Company agreed to forebear from enforcing its right to collect principal and interest outstanding under the Promissory Note until March 12, 2011 and reduce the interest rate on the Promissory Note during that period to 8%. In addition to the foregoing provision, the Purchase Agreement includes customary representations, warranties, covenants and indemnities for transactions of this type.

Available Information

We maintain a link to investor information on our website, *www.apollogold.com*, where we make available, free of charge, our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website copies of the charters of the audit, compensation, technical and nominating committees of our board of directors, our code of business conduct and ethics and our corporate governance principles. Shareholders may request a printed copy of these governance materials or any exhibit to this report by writing to our Vice President of Investor Relations, Apollo Gold Corporation, 5655 S. Yosemite Street, Suite 200, Greenwood Village, CO 80111. You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information regarding the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at *www.sec.gov* that contains the documents we file with the SEC. Our website and the information contained on or connected to our website are not incorporated by reference herein and our web address is included as an inactive textual reference only.

ITEM 1A. RISK FACTORS

In addition to historical information, the information in this Annual Report on Form 10-K contains "forward-looking" statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this report. The risks below address some of the factors that may affect our future operating results and financial performance.

Failure to complete the business combination with Linear could negatively impact our stock price and our future business and financial results.

On March 9, 2010, we entered into a binding letter of intent (which we sometimes refer to herein as the "Letter of Intent") with Linear pursuant to which (i) the businesses of Apollo Gold and Linear would be combined upon the implementation of a plan of arrangement under the provisions of the Canada Business Corporations Act (which we sometimes refer to herein as the "Arrangement") and (ii) Linear would purchase approximately 62,500,000 of our common shares at a price of Cdn$0.40 per common share in a private placement for aggregate proceeds to us of Cdn$25.0 million (which we sometimes refer to herein as the "Private Placement").

The Letter of Intent contains a number of important conditions that must be satisfied before we can complete the proposed Arrangement, including, among other things, (i) material accuracy of representations and warranties as of the effective date of the Arrangement, (ii) material compliance with covenants, (iii) the absence of any material adverse change, (iv) absence of certain actions, suits, proceedings or objection or opposition before any governmental or regulatory authority, (v) absence of material breaches under the Letter of Intent, (vi) approval of the securityholders of Linear and Apollo of the transactions set forth in the Letter of Intent for which their approval is required under applicable law, (vii) approval Superior Court of Justice of Ontario of the Arrangement, (viii) obtaining all material consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties and (ix) holders of not more than 5% of each of the issued and outstanding Linear common shares and Apollo common shares shall have exercised rights of dissent in relation to the Arrangement.

If the proposed business combination with Linear is not completed for any reason, our ongoing business and financial results may be adversely affected. For example, the amended repayment schedule under the Project Facility with the Project Facility Banks agreed to on March 9, 2010 requires us to pay $10,000,000 upon the earlier to occur of July 2, 2010 and two business days following the consummation of the Arrangement. If the Arrangement with Linear is not consummated, we may not have sufficient cash-on-hand to meet this and the other repayment obligations under the Project Facility or under the $4,290,000 principal amount of convertible debentures due August 23, 2010 owned by RAB. In addition, if the proposed business combination with Linear is not completed, we will be subject to a number of additional risks, including the following:

- Under the terms of the Letter of Intent with Linear, in certain circumstances, if the Arrangement is not completed, we will be required to pay a Cdn$4,000,000 termination fee to Linear; and
- The price of our common shares may decline to the extent that the current market price of our common shares reflect a market assumption that the proposed business combination will be completed and that the related benefits and synergies will be realized, or as a result of the market's perceptions that the business combination was not consummated due to an adverse change in our business or financial condition.

In addition, the pendency of the proposed business combination with Linear could adversely affect our operations because:

- matters relating to proposed business combination with Linear (including integration planning) require substantial commitments of time and resources by our management and employees, whether or not the transaction is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to us;

- our ability to attract new employees and consultants and retain our existing employees and consultants may be harmed by uncertainties associated with proposed business combination, and we may be required to incur substantial costs to recruit replacements for lost personnel or consultants; and
- shareholder lawsuits could be filed against us challenging the proposed business combination. If this occurs, even if the lawsuits are groundless and we ultimately prevail, we may incur substantial legal fees and expenses defending these lawsuits, and the proposed business combination may be prevented or delayed.

We cannot guarantee when, or whether, the proposed business combination with Linear will be completed, that there will not be a delay in the completion of the business combination or that all or any of the anticipated benefits of this transaction will be obtained. If this transaction is not completed or is delayed, we may experience the risks discussed above which may adversely affect our business, financial results and share price.

If we are able to complete the proposed business combination with Linear, we may fail to successfully integrate our businesses which could harm our business, financial condition and operating results.

Business combinations involve numerous risks, including liabilities that we may assume from Linear, difficulties in assimilation of the operations and personnel of Linear, the diversion of management's attention from other business concerns, risks of exploring properties or operating in locations in which we have no direct prior experience, and the potential loss of key employees. Any of these factors could adversely affect our business, liquidity, results of operations and financial position.

If we are able to complete the proposed business combination with Linear, our shareholders will experience immediate dilution as a consequence of the issuance of our shares as consideration in the transaction. The existence of a large minority share position may reduce the influence that our current shareholders have on the management of the combined company.

If the proposed business combination with Linear is completed, the influence of our current shareholders, in their capacity as shareholders of the combined company, will be significantly reduced. If the proposed business combination is completed, our current shareholders would hold, in the aggregate, approximately 52.2% of the issued and outstanding shares of the combined company and Linear's current shareholders would hold, in the aggregate, approximately 47.8% of the combined company (based on the number of Apollo common shares and Linear common shares outstanding as of the date hereof). Therefore, the former Linear shareholders will have the ability to exercise influence over the election of directors and other issues submitted to the shareholders of the combined company.

A "review event" has occurred under our Black Fox Project Facility and we have been unable to make the first two originally scheduled repayments thereunder.

As a result of lower than planned gold production, during the third quarter of 2009 a "review event" as defined in the Project Facility was triggered. The occurrence of a review event allows the Banks to review the Project Facility and determine if they wish to continue with the Project Facility. In addition, we were unable to make (i) the first scheduled repayment of $9.3 million due on September 30, 2009 under the Project Facility (the "First Repayment"), (ii) the second scheduled repayment of $6.0 million due on December 31, 2009 (the "Second Repayment") and (iii) the requirement to fund the associated debt service reserve account (the "Funding Obligation") also due on September 30, 2009. Through three separate deferrals, the last of which was granted on February 25, 2010, the Banks agreed to defer the First Repayment, the Second Repayment and the Funding obligation until March 31, 2010. Furthermore, on March 9, 2010, the Project Facility Banks executed and delivered the Consent Letter pursuant to which, subject to the terms and conditions contained in the Consent Letter, the Project Facility Banks agreed prior to the earliest to occur of (i) the date on which the Agent determines, acting reasonably, that the proposed business combination with Linear has been terminated or will not be completed, (ii) March 31, 2009, if the definitive agreements in respect of the proposed business combination with Linear have not been executed by such date, or (iii) September 30, 2010, to not make demand, accelerate payment or enforce any security or any other remedies upon an "event of default" or a "review event" under the Project Facility unless and until the occurrence of certain "override events" (the "Standstill Agreement") Pursuant to the Consent, the Project

Facility Banks also agreed to amend certain provisions of the Project Facility, including revising the repayment schedule thereunder as described in more above under the heading "Item 1 — Background — Recent Developments."

However, the Project Facility Banks' Standstill Agreement is subject to a number of conditions, including those set forth above under the heading "Item 1 — Background — Recent Developments." Consequently, there is no guarantee that we will be able to satisfy these conditions to the Project Facility Banks' Standstill Agreement. Any default under the Project Facility may result in the Project Facility Banks foreclosing on our assets which could force us to seek protection under applicable bankruptcy laws and, accordingly, would materially impair the value of our common shares.

Our substantial debt could adversely affect our financial condition; and our related debt service obligations may adversely affect our cash flow and ability to invest in and grow our businesses.

We now have, and for the foreseeable future will continue to have, a significant amount of indebtedness. As of December 31, 2009, we had an aggregate principal amount of approximately $93.9 million in short- and long-term debt outstanding. Under the revised repayment schedule relating to Project Facility that was agreed to with the Project Facility Banks on March 9, 2010 we will be required to make repayments totaling at least $35 million in 2010, with the remaining $35 million to be repaid between March 31, 2011 and March 31, 2013 on dates to be agreed to by Apollo and the Project Facility Banks. If we are unable to agree on a repayment schedule with respect to this remaining $35 million, it will become due and payable on December 31, 2010.

The interest rate on this loan is floating based on the LIBOR rate plus 7 percent per annum; accordingly, if the LIBOR rate is increased, interest expense will be higher. The maturity date on this loan is March 31, 2013(subject to all amounts becoming due and payable on December 31, 2010 if we are unable to agree to a revised repayment schedule as noted above in this risk factor). We intend to fulfill our debt service obligations from cash generated by our Black Fox project, which is currently expected to be our only source of significant revenues. Because we anticipate that a substantial portion of the cash generated by our operations will be used to service this loan during its term, such funds will not be available to use in future operations, or investing in our businesses. The foregoing may adversely impact our ability to repay the $4,290,000 principal amount of convertible debentures due August 23, 2010 owned by RAB and conduct all of our planned exploration activities at our Grey Fox, Pike River, and Huizopa properties or pursue other corporate opportunities.

If we do not generate sufficient cash flow from Black Fox operations in 2010 or by raising additional equity or debt financing in the near term, then we may not be able to meet our debt obligations.

As of December 31, 2009, we had an aggregate principal amount of approximately $93.9 million in short- and long-term debt outstanding. Currently, we are not generating positive cash flow. If we are unable to satisfy our debt service, we may not be able to continue our operations. We may not generate sufficient cash from operations to repay our debt obligations or satisfy any additional debt obligations when they become due and may have to raise additional financing from the sale of equity or debt securities, enter into commercial transactions or otherwise restructure our debt obligations. There can be no assurance that any such financing or restructuring will be available to us on commercially acceptable terms, or at all, and our existing debt agreements prohibit us from incurring additional indebtedness without the consent of the lenders thereunder. If we are unable to restructure our obligations, we may be forced to seek protection under applicable bankruptcy laws. Any restructuring or bankruptcy would materially impair the value of our common shares.

Operational problems may disrupt mining and milling operations at Black Fox.

Mining and milling operations, including our Black Fox mine and mill, inherently involve risks and hazards. Although we commenced mining of the Black Fox open pit in March 2009, commenced milling in April 2009, and commenced commercial production in late May 2009, future production at Black Fox could be prevented, delayed or disrupted by, among other things:

- unanticipated changes in grade and tonnage of material to be mined and processed;
- unanticipated adverse geotechnical conditions;
- adverse weather conditions;

- incorrect data on which engineering assumptions are made;
- availability and cost of labor and other supplies and equipment;
- availability of economic sources of power;
- adequacy of access to the site;
- unanticipated transportation costs;
- government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);
- lower than expected ore grades;
- the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected;
- delivery and installation of equipment necessary to continue operations as planned; or
- failure of our equipment, processes or facilities to operate properly or as expected.

Production delays or stoppages will adversely affect our sales and operating results, and could prevent us from meeting our debt repayment obligations under the project facility agreement.

We do not currently have and may not be able to raise sufficient funds to explore our Grey Fox, Pike River, and Huizopa properties.

We do not currently have sufficient funds to conduct all of our planned exploration activities at our Grey Fox, Pike River, and Huizopa properties. The exploration of these properties will require significant capital expenditures. Sources of external financing may include bank and non-bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

In addition, in recent quarters, the U.S. stock market indexes have experienced significant instability and the available debt financing has tightened. In light of these developments, concerns by investors regarding the stability of the U.S. and international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter operating covenants, thereby preventing us from obtaining the financing required to conduct all of our planned exploration activities at our Grey Fox, Pike River, and Huizopa properties.

The existence of outstanding rights to purchase common shares may impair our share price and our ability to raise capital.

Approximately 118.1 million of our common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from approximately $0.15 to $2.24 and a weighted average price of $0.35. In addition, there are 8,580,000 common shares issuable upon the conversion of the $4,290,000 outstanding principal amount of convertible debentures due August 23, 2010 held by RAB, which are convertible at the option of the holder at a conversion price of $0.50 per share. During the term of the warrants, options, convertible debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options, convertible debentures and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to us than those provided by the outstanding rights.

Past and future equity issuances could impair our share price.

If our shareholders sell substantial amounts of our common shares, the market price of our common shares could decrease. We have 273,080,927 common shares outstanding as at March 15, 2010. In addition, we may sell additional common shares in subsequent offerings and issue additional common shares to finance future acquisitions or as compensation in financing transactions.

On March 9, 2010, Apollo and Linear entered into a binding letter of intent pursuant to which it is expected that (i) the businesses of Apollo and Linear would be combined by way of a court-approved plan of arrangement (the "Arrangement") pursuant to the provisions of the *Canada Business Corporations Act* ("CBCA") and (ii) Linear would subscribe for approximately 62,500,000 Apollo common shares of Apollo at a price of Cdn$0.40 per common share for aggregate proceeds of Cdn$25.0 million (the "Private Placement"). The Private Placement is expected to be completed on or before March 19, 2010. As part of the Arrangement, the Apollo common shares expected to be issued to Linear in the Private Placement will be cancelled without payment upon the completion of the Arrangement. If the proposed business combination is completed, we anticipate that approximately 242,059,314 Apollo common shares would be issued pursuant to the Arrangement and that our current shareholders would hold, in the aggregate, approximately 52.2% of the issued and outstanding shares of the combined company and Linear's current shareholders would hold, in the aggregate, approximately 47.8% of the combined company (based on the number of Apollo common shares and Linear common shares outstanding as of the date hereof).

We cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of our common shares. Sales or issuances of large numbers of our common shares, or the perception that such sales might occur, may adversely affect prevailing market prices for our common shares. With any additional issuance of common shares, investors will suffer dilution and we may experience dilution in our earnings per share.

There is no guarantee that we will be able to collect amounts due under the Calais Promissory Notes.

On February 1, 2010, Apollo Gold, Inc., our direct wholly owned subsidiary and the sole shareholder of Montana Tunnels, entered into a purchase agreement pursuant to which it sold all of the outstanding capital stock of Montana Tunnels to Elkhorn in exchange for (i) promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates from Calais with an outstanding balance of approximately $7,700,000, (ii) Elkhorn's and the Lenders' rights with respect to an additional amount of approximately $1,450,000 loaned to Calais, and (iii) a promissory note held by Elkhorn and the Lenders from Calais with an outstanding balance of approximately $380,000. Pursuant to the Elkhorn purchase agreement, we agreed to forebear from enforcing our right to collect principal and interest outstanding under these promissory notes until February 1, 2011.

On March 12, 2010, we entered into a purchase agreement with Calais and the Duffy Group pursuant to which we agreed to issue 1,592,733 common shares to the Duffy Group in exchange for the assignment of its rights, title and interest in and to, among other things, a promissory note from Calais with an outstanding balance, including accrued interest thereon, of $653,020. Pursuant to the Duffy Group purchase agreement, we agreed to forebear from enforcing our right to collect principal and interest outstanding under the promissory note until March 12, 2011.

Each of the notes described above is past due and there is no guarantee that we will be able to collect the principal and interest outstanding under these promissory notes once the forbearance periods have expired. Additionally, if we decided to pursue a collection of these notes, we may incur significant legal fees in pursuing collection and in enforcing our rights and remedies under the security agreements related thereto, including the costs associated with retaking possession of the collateral property and, if necessary, selling, leasing, transferring or otherwise disposing of such property. Moreover, we have no assurance that Calais will take required actions to preserve the condition and value of the collateral property or that, even if Calais takes all required actions, the value of the property or the proceeds realizable from the sale thereof, will, at the time such remedy is sought or obtained, be sufficient to cover all unpaid amounts due under the promissory notes. Any such delay, additional costs, loss or nonpayment could adversely affect our financial results.

The market price of our common shares has experienced volatility and could decline significantly.

Our common shares are listed on the NYSE Amex exchange and the Toronto Stock Exchange. Our share price has declined significantly since 2004, and over the last year the closing price of our common shares has fluctuated from a low of $0.19 per share to a high of $0.59 per share. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in our financial condition or liquidity. As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

We have a history of losses.

With the exception of the fiscal year ended December 31, 2008, during which we had a net income of $1.2 million, we have incurred significant losses. Our net losses were $61.7 million and $13.9 million for the years ended December 31, 2009 and 2007, respectively. In addition, Black Fox is our only current source of revenue. Further, we have significant obligations under loan agreements related to Black Fox. Although commercial production commenced in late May 2009 at Black Fox, there can be no assurance that we will achieve or sustain profitability in the future.

Our earnings may be affected by the volatility of gold prices.

We historically have derived all of our revenues from the sale of gold, and our development and exploration activities are focused on gold. As a result, our future earnings are directly related to the price of gold. Since the beginning of 2009, the London P.M. or afternoon fix gold spot price, as reported by the Wall Street Journal, has fluctuated from a high of $1,213/oz to a low of $810/oz and was $1,106/oz on March 12, 2010. Changes in the price of gold significantly affect our profitability and the trading price of our common shares. Gold prices historically have fluctuated widely, based on numerous industry factors including:

- industrial and jewelry demand;
- central bank lending, sales and purchases of gold;
- forward sales of gold by producers and speculators;
- production and cost levels in major gold-producing regions; and
- rapid short-term changes in supply and demand because of speculative or hedging activities.

Gold prices are also affected by macroeconomic factors, including:

- confidence in the global monetary system;
- expectations of the future rate of inflation (if any);
- the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;
- interest rates; and
- global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond our control and are impossible for us to predict. If the market prices for gold fall below our costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for our projects, we will experience additional losses and we could also be required to discontinue exploration, development and/or mining at one or more of our properties.

Hedging activities have resulted in significant losses and may continue to result in losses in the future.

As a part of the project finance facility, we and the lenders have entered into a hedging program covering both gold sales and part of our Canadian dollar operating costs. Specifically, we have entered into a 250,420 ounce gold forward sales program which is allocated across the four year term of the project facility agreement. As of December 31, 2009, we have settled 50,099 ounces of gold in the program. The weighted average price of the sales program is $876 per ounce of gold. The foreign exchange hedge program is for the Canadian dollar equivalent of $58.0 million, at an exchange rate of Cdn$1.21=US$1.00, over the four year term of the project facility agreement. As of December 31, 2009, we have settled Cdn$8.1 million of the program.

In the future, we may enter into hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments. There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production. This limitation would limit our revenues and profits. Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. It is our intention to deliver the quantity of gold required by our forward sales on a going forward basis; however, we may cash settle these forward sale obligations if it is beneficial to us. Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

Disruptions in the supply of critical equipment and increases in prices of raw materials could adversely impact our operations.

We are a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which we purchase from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect our operating expenses and profitability. Furthermore, failure to receive raw materials in a timely manner from third party suppliers could impair our ability to meet production schedules or our contractual commitments and thus adversely impact our revenues. From time to time, we obtain critical mining equipment from outside North America. Factors that can cause delays in the arrival of such equipment include weather, political unrest in countries from which equipment is sourced or through which it is delivered, terrorist attacks or related events in such countries or in the U.S., and work stoppages by suppliers or shippers. Prolonged disruptions in the supply of any of our equipment or other key raw materials, implementing use of replacement equipment or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on our operating results, financial condition or cash flows.

Our investments in auction rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

We acquired auction rate securities in 2007 with a face value of $1.5 million. The securities were marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity. All such auction rate securities were rated AAA when purchased, pursuant to our investment policy. Beginning in August 2007, a number of auctions failed and there is no assurance that auctions for the auction rate securities in our investment portfolio, which currently lack liquidity, will succeed. An auction failure means that the parties wishing to sell their securities could not do so as a result of a lack of buying demand. As at December 31, 2009, our auction rate securities held an adjusted cost basis and fair value of $1.0 million based on liquidity impairments to these securities. Uncertainties in the credit and capital markets could lead to further downgrades of our auction rate securities holdings and additional impairments. Furthermore, as a result of auction failures, our ability to liquidate and fully recover the carrying value of our auction rate securities in the near term may be limited or not exist.

Substantially all of our assets are pledged to secure our indebtedness.

Substantially all of the Black Fox assets are pledged to secure indebtedness outstanding under the Project Facility. Since these assets represent substantially all of our assets, we will not have access to additional secured lending with other financial institutions, which will require us to raise additional funds through unsecured debt and equity offerings, and covenants in our borrowing agreements limit our ability to incur unsecured indebtedness. Default under our debt obligations would entitle our lenders to foreclose on our assets.

Our reserve estimates are potentially inaccurate.

We estimate our reserves on our properties as either "proven reserves" or "probable reserves." Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.

Our reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. Our reserves at Black Fox were estimated using a gold price of $650/oz. These prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Any material reduction in our reserves may lead to lower earnings or higher losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition, including difficulty in obtaining financing and a decrease in our stock price. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

We may not achieve our production estimates.

We prepare estimates of future production for our operations. We develop our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, our actual production from time to time has been lower than our production estimates and this may be the case in the future. In particular, our estimate of 2009 gold production was lower than originally predicted as a direct result of encountering lower grade ore than our reserve model predicted.

Each of these factors also applies to future development properties not yet in production. In the case of mines we may develop in the future, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Our future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

We are engaged in the development of new ore bodies. Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions regarding future projects, including Grey Fox, Pike River, and Huizopa, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that Black Fox or any future expansion at Black Fox will be profitable.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures as well as the associated risks of underground mining.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability. For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remediating an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

Mineral exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive. There can be no assurance that our mineral exploration efforts will be successful. If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these and other uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

The titles to some of our properties may be uncertain or defective.

While we have no reason to believe that our rights to mine on any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. In addition, some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

The titles to some of our properties may be uncertain or defective.

If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration and development programs. Furthermore, if we lose our rights in and to any of our properties, we could incur substantial and protracted losses.

We face substantial governmental regulation.

Our Black Fox mining operations and our Canadian and Mexican exploration activities are subject to regulations promulgated by various Canadian and Mexican government agencies governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Currently, our Canadian properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of Ontario, as well as local laws where they are located. In addition, our Mexican property is subject to Mexican federal laws as well as local laws where it is located. Any changes in current regulations, the adoption of new regulations or shifts in political conditions are beyond our control of and may adversely affect our business.

Companies such as ours that engage in exploration and development activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration and mining activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in our capital expenditures or require abandonment or delays in the exploration or development of our properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the our past and current operations, or possibly even those actions of parties from whom we acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on us. We retain competent and well trained individuals and consultants in jurisdictions in which we do business, however, even with the application of considerable skill we may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on us.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes strict standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance with such requirements. There is no assurance that environmental laws and regulations enacted in the future will not adversely affect our financial condition and results of operations.

Our Huizopa exploration project is subject to political and regulatory uncertainty and our ownership of the Huizopa properties is subject to litigation.

Our Huizopa exploration project is located in the northern part of the Sierra Madres in the State of Chihuahua, Mexico. There are numerous risks inherent in conducting business in Mexico, including political and economic instability, exposure to currency fluctuations, greater difficulties in accounts receivable collection, difficulties in staffing and managing operations and potentially adverse tax consequences. In addition, our ability to explore and develop our Huizopa exploration project is subject to maintaining satisfactory relations with the Ejido Huizopa, which is a group of local inhabitants who under Mexican law are granted rights to conduct agricultural activities and control surface access on the property. In 2006, we entered into an agreement with the Ejido Huizopa pursuant to which we agreed to make annual payments to the Ejido Huizopa in exchange for the right to use the land covering our mining concessions for all activities necessary for the exploration, development and production of potential ore deposits. There can be no assurances that the Ejido Huizopa will continue to honor the agreement. If we are unable to successfully manage our operations in Mexico or maintain satisfactory relations with the Ejido Huizopa, our development of the Huizopa property could be hindered or terminated and, as a result, our business and financial condition could be adversely affected.

In addition, on September 4, 2009, Joe Green and companies owned or controlled by him, including a Mexican company named Minas de Coronado, S. de R.L. de C.V., with whom our Mexican subsidiary, Minera Sol de Oro, S.A. de C.V., has a joint venture relationship at the Huizopa exploration project in the State of Sonora, Mexico, filed a complaint against us alleging, among other things, that we breached various agreements and failed to recognize Minas de Coronado's right joint venture interest in the Huizopa exploration project. Mr. Green is seeking the return of the Huizopa exploration project properties to Mr. Green's companies. We believe that the claims in the complaint are without merit, and intend to vigorously defend against those claims. See Item 3 "Legal Proceedings" for more information.

We are subject to environmental risks.

Environmental Liability. We are subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production. In certain circumstances, the potential liabilities can include liability for costs of remediation and clean up of mines which we owned or operated in the past, but no longer own or operate. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada and Mexico. Many of the regulations require us to obtain permits for our activities. We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities. The posting of bonds in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we may seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, most of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties.

We are dependent on certain key personnel.

We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; Richard F. Nanna, our Senior Vice President-Exploration; and Melvyn Williams, our Chief Financial Officer and Senior Vice President-Finance and Corporate Development. We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of such officers. We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

There may be certain tax risks associated with investments in our company.

U.S. persons who are potential holders of our common shares, warrants or options to purchase our common shares, or debentures convertible into our common shares, which we sometimes refer to in this report as equity securities, should be aware that we could constitute a "passive foreign investment company" (or a "PFIC") for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The application of these factors depends upon our financial results for the year, which is beyond our ability to predict or control, and may be subject to legal and factual uncertainties. While we do not believe that we were a PFIC in 2009 and do not expect to be a PFIC in 2010, we cannot guarantee that we were not a PFIC in 2009 and we are unable to predict whether we will be a PFIC in 2010 or in later years. We undertake no obligation to advise investors as to our PFIC status for any year.

If we are a PFIC for any year, any holder of our equity securities who is a U.S. person for U.S. federal income tax purposes, which we sometimes refer to in this report as a U.S. holder, and whose holding period for the equity securities includes any portion of a year in which we are a PFIC generally would be subject to a special adverse tax regime in respect of "excess distributions." Excess distributions would include certain distributions received with respect to our common shares. Gain recognized by a U.S. holder on a sale or other transfer of our equity securities also would be treated as an excess distribution. Under the PFIC rules, excess distributions would be allocated ratably to a U.S. holder's holding period. For this purpose, the holding period of common shares acquired through either an exercise of warrants or options or a conversion of debentures includes the holder's holding period in those warrants, options, or convertible debentures.

The portion of any excess distributions (including gains treated as excess distributions) allocated to the current year would be includible as ordinary income in the current year. In contrast, the portion of any excess distributions allocated to prior years would be taxed at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer's actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called "QEF" and "mark-to-market" elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. The QEF and mark-to-market elections are not available to U.S. holders with respect to warrants, options, or convertible debentures. We have not decided whether we will provide the U.S. Holders of our common shares with the annual information required to make a QEF election.

Additional special adverse rules could apply to our equity securities if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC. Finally, special adverse rules that impact certain estate planning goals could apply to our equity securities if we are a PFIC.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

We are a Yukon Territory, Canada, corporation. While our chief executive officer is located in the United States, many of our assets are located outside of the United States. Additionally, a number of our directors are residents of Canada. It might not be possible for investors in the United States to collect judgments obtained in United States courts predicated on the civil liability provisions of U.S. securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts identified in this report or documents incorporated by reference herein, in United States courts would be limited to the assets, or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Maps of Operations and Properties

The maps below show the locations of Black Fox and the Huizopa project in North America. These properties are described in further detail below.

Figure 1 — Property locations in North America


Black Fox Mine;
Pike River &
Grey Fox Projects
Timmins District
Matheson, Ontario
Apollo Gold
Corporate Headquarters
Denver, Colorado
Huizopa Project
Chihuahua, Mexico

Black Fox

The Black Fox property was formerly known as the Glimmer mine. In April 1996, Exall Resources Ltd. ("Exall") purchased 60% of the property from Hemlo Gold Inc., and Glimmer Resource Inc. ("Glimmer") held the remaining 40%.

In September 2002, we purchased all of the real estate and related assets of the mine, which ceased operations in May 2001, from Exall and Glimmer and renamed it "Black Fox". We paid Exall and Glimmer an aggregate purchase price consisting of Cdn$3.0 million in cash and an aggregate of 2,080,000 of our common shares. Pursuant to the terms of the acquisition, an additional Cdn$3 million was paid to Exall and Glimmer on January 6, 2006.

From 1997 until 2001, the mine produced approximately 210,000 ounces of gold from underground workings.

On July 28, 2008, we completed the acquisition from St Andrew Goldfields Ltd. ("St Andrew") of its Stock Mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Timmins, Ontario for Cdn$20.0 million.

Figure 3 — Black Fox mine and Black Fox mill locations along the Destor-Porcupine Fault Zone in the Province of Ontario, Canada


BLACK FOX, GREY FOX AND PIKE RIVER LOCATION
MANITOBA
CANADA
ONTARIO
QUEBEC
Timmins
MAP AREA
Ottawa
Toronto
USA
Lake Abitibi
Iroquois Falls
Frederick House Lake
St Andrew Goldfields
BLACK FOX MINE
Kinross
Bell Creek
Hoyle Pond
Pamour
Matheson
Timmins
McIntyre
Aquarius
Pike River
Grey Fox
Holt and Holloway Mines
W. Timmins
Hollinger
South Porcupine
Dome
BLACK FOX MILL
Ross
DESTOR-PORCUPINE FAULT (250km)
Night Hawk Lake
N
0
20KM

Location

Black Fox consists of two properties: a mine and a mill. The Black Fox mine is located approximately seven miles east of Matheson, Ontario, Canada. The stock mill complex purchased from St Andrew, which we renamed the Black Fox mill, is located approximately 12 miles west of Matheson, which means that it is approximately 19 miles west of the Black Fox mine site. Both properties are easily accessible by provincial highway and power is supplied by Hydro One.

Property, plant and equipment at the mine consists of an administration office, change house facilities, workshop facilities, core sheds and surface infrastructure for the underground mine (pumps, heating, etc.), all of which are in good working condition. Property, plant and equipment at the Black Fox mill consists of an administrative office, electrical and mechanical shops, laboratory and a 2,000 tonnes per day mill for processing the Black Fox ores. All plant facilities and equipment are in good working order. The mill operations were started in April 2009 and commercial production commenced in late May 2009. Within the mill property, there is also a permitted tailings compound.

The Black Fox mine sits astride the Destor-Porcupine Fault Zone (DPFZ), which is a deep break in the Precambrian rocks of the Abitibi Greenstone Belt. This fault system hosts many of the deposits in the Timmins area. The system regionally strikes east-west and dips variably to the south. Black Fox lies on the southern limb of a large scale fold on a flexure in the DPFZ Fault where the strike changes from east-west to southeast. Folded and altered ultra mafic and mafic are the host rocks for mineralization. Gold occurs as free gold in quartz veining and stockworks in altered ultra mafics and in gold associated with pyrite in altered tholeiitic basalts.

The Black Fox mine consists of 4,529 acres of which: 1,063 acres are leasehold patents, 2,001 acres are owned by Apollo, 319 acres are leased by us, 820 acres where we have surface rights only and 326 acres where we have mineral rights but no surface rights. The 4,529 acres includes property known as Pike River and Grey Fox, which are contiguous to the Black Fox mine property boundaries and stretch two miles southeast of the Black Fox open pit mine.

The Black Fox mill property consists of:

Leasehold – 15 parcels	2,608 acres
Patented – 9 parcels	1,068 acres
Unpatented – 21 parcels	2,451 acres
Total of all property	6,127 acres

None of the currently defined reserves are subject to production royalties. However, Apollo owns properties totaling 2,164 acres that are subject to net smelter return royalties, ranging from 2.0% to 3.25%, if there is production in the future from any reserves found on that property.

Exploration and Development

From 2003 to 2007, we conducted a drilling program during which we completed a total of 504 surface diamond drill holes totaling 149,548 meters and 396 underground holes totaling 78,644 meters. Apollo's drilling supplemented the data from the 286 surface and 707 underground drill holes drilled by the previous owners. A table of total drill holes is shown below.

Black Fox Project Drill Hole Database

Company	Period	Location	Number	Meters
Noranda	1989 – 1994	Surface	143	28,015
Exall	1995 – 1999	Surface	143	21,520
Exall	1996 – 2001	Underground	707	61,115
Apollo	2002 – 2006	Surface	454	136,390
Apollo	2004 – 2006	Underground	371	75,704
Apollo	2007	Surface	50	13,158
Apollo	2007	Underground	25	2,940
Totals			1,893	338,842

In addition to the above, 69 holes have been drilled in 2008 and 2009 on the Grey Fox and Pike River properties for a total of 13,651 meters as more fully described under Exploration Stage Properties.

Mineral Reserves

On April 14, 2008, we filed a Canadian National Instrument, NI 43-101 Technical Report, which was prepared to a bankable standard ("bankable feasibility study"). A bankable feasibility study is a comprehensive analysis of a project's economics (+/- 15% precision) used by the banking industry for financing purposes. The table below summarizes the Black Fox Total Mineral Reserve as of December 31, 2008. The mineral reserves shown in the table below were calculated based on a gold price of $650 per ounce.

Black Fox Probable Reserve Statement as of December 31, 2008

Mining Method	Cutoff Grade Au g/t	Tonnes (000)	Grade Au g/t	Contained Au Ounces
Open Pit	1.0	4,350	5.2	730,000
Underground[(1)]	3.0	2,110	8.8	600,000
Total Probable Reserves				**1,330,000**

(1) Underground reserves assume 95% mining recovery 17% planned dilution and 5% unplanned dilution both at 0 grams per tonne grade.

The reserve estimates were based on information from 1,893 drill holes totaling 338,842 meters. All assays over 170 grams of gold per tonne (5.5 oz of gold per ton) were capped at this level, which represents 0.25% of the assays.

The estimated reserves presented above were reduced by mining of 632,000 ore tonnes from the Black Fox mine, including 425,000 tonnes at a grade of 3.7 gpt producing 46,621 ounces of gold from the Black Fox mill, with further 5,531 ounces of gold produced from toll processing in 2009.

There was no updated estimation of mineral reserves for the year ended December 31, 2009. This was due mainly to the Company undertaking in late 2009 a comprehensive mine plan re-modeling with tighter constraints and review of the 2010 mine plan as well as the life of mine plan to address the grade variability issue of a certain type of Black Fox ore, which had resulted in an over-projection of grade in part of the open pit ore. This lower grade negatively impacted 2009 gold production, which was lower than expected. The revised mine plan is expected to be completed by the end of the first quarter of 2010. Independent professional mining consultants and our staff determined that the new mine plan requires reconciliation of production against the plan forecasts over the rest of 2010. This will be in conjunction with a continuous improvement effort, benefitted by the mine operating in its first full year of production at a steady state of 2,000 tonnes of ore per day. Such assessment will provide more accurate information regarding mining costs, cut-off grade, and other parameters in the estimation of mineral reserves at the end 2010.

It is expected that the average gold grade of the open pit portion of reserves will decrease from the December 31, 2008 reserve estimate grade due to the anticipated lowering of the average grade in the high grade portion of the open pit and the addition of more low grade tonnes than originally estimated. However, the change in the overall tonnage and contained ounces of open pit reserves will reflect the net effect of any negative adjustment and possible increments from the anticipated underground exploration drilling for resource and reserve additions. The comprehensive review included remodeling of the underground portion of reserves and found less variance (i.e. more consistency) against the 2008 feasibility study. The anticipated start-up of the underground during 2010 will also provide actual production data for reconciliation purposes in the estimation of mineral reserves for the year ended December 31, 2010.

The Company expects to report updated estimated mineral reserves for 2010 in the first quarter of 2011, and on an annual basis thereafter.

Permits

We have received all necessary permits and approvals required for mining activities of phase I of the open pit. In particular, we have received Certified Closure Plan Approval, an Amended Certificate of Approval for Industrial Sewage Works, and a Permit to Take Water (Surface and Ground Water.) The open pit reserves are divided into phase I and phase II and we expect to receive the permits necessary to conduct phase II in the second quarter of 2010.

Process and equipment — Mining Operations

In September 2008 a contract was awarded for the removal of approximately 2 million cubic meters of glacial till material which overlaid phase 1 of the open pit. This stripping contract commenced in October 2008 and by March 2009 progress was sufficient to allow Apollo personnel and equipment to commence the mining of open pit ore and waste. The stripping contract was completed in July 2009.

Open pit mining of ore and waste at Black Fox is conducted 24 hours per day 7 days per week. Mining is performed by two excavators, five CAT 777 85-tonne haul trucks, two CAT D9T dozers, and three drills in addition to ancillary equipment. This mining fleet averages approximately 23,000 tonnes per day ("tpd") ore and waste. The mining of ore is only done during daylight hours. Ore is crushed to — 150 mm at the mine site and is transported to the Black Fox mill by a fleet of contract road trucks.

Process and equipment — Milling Operation

In the third quarter of 2008 an engineering, procurement and construction management ("EPCM") contract was awarded to GBM Ltd., for the expansion of the Black Fox Mill to increase the throughput from 1,000 tpd up to 2,000 tpd. Commissioning of the mill commenced in March 2009 with the mill commencing the processing of ores during April 2009. The first gold bullion was poured and shipped to the refiner in late May 2009. During the remainder of 2009 the mill throughput rate was increased from the initial 1,500 tpd up to the design capacity of 2,000 tpd which was achieved steadily during the last quarter of 2009.

Ore is crushed to -150 mm at the mine site and is transported to the Black Fox mill by a fleet of contract road trucks. The ore is stockpiled at the mill site and fed via a conveyor system to the crushing circuit, with a crushing capacity of 160 tonnes per hour, where it is further reduced from -150mm through three stages of crushing to -10mm. This crushed product is transferred to a 1,500 tonne fine ore surge bin. The ore is then fed into a grinding circuit at a rate of 2,000 tonnes per operating day through two stages of closed circuit ball milling. Soluble gold is recovered by adsorption upon granular activated carbon in CIC, CIL, and CIP trains at an efficiency of approximately 95%. Elution of adsorbed gold is carried out via pressure Zadra in closed circuit with electro-winning deposition. Gold plate is further refined by induction smelting and cast in 1,000 ounce moulds before shipment to the refiner. After extraction of the gold the ores are discharged into the tailing impoundment area.

The Black Fox Mill also hosts administrative offices, warehousing and storage facilities, mechanical and electrical repair facilities, and a water treatment plant in association with the mill process.

Production

For the year ending December 31, 2009 the open pit produced 4,184,000 tonnes of waste and 631,000 tonnes of ore for a total mined material of 4,815,000 tonnes and a strip ratio of 6.64:1.

For the year ended December 31, 2009 the mill processed 422,000 of ore at an average grade of gold of 3.7 grams/t to produce 46,621 ounces of gold in dore bars. Overall recovery of gold averaged 93%.

In addition to the gold ore processed by the Black Fox mill, 109,000 tonnes of low grade ore was shipped to and processed by the nearby Holt mill, owned by St Andrew. The grade of ore processed was 1.67 grams per tonne with a recovery of approximately 93% and gold production of 5,531 ounces.

Therefore combined gold production from the Black Fox mill and the Holt mill was 52,152 ounces.

Bonding

Closure plans for both the mine and mill sites prepared by AMEC Earth and Environmental, a Division of AMEC Americas Limited, were submitted to and accepted by the Ontario Ministry of Northern Development and Mines ("MNDM") during 2008. Bonding requirements for each site were set by the MNDN as follows (in Cdn$);

Phase I of Black Fox mine	$ 7,428,830
Black Fox mill complex	8,123,460
Total	$15,552,290

We have met these bonding requirements through letters of credit issued by TD Canada Trust secured by a pledged deposit account of Cdn$14,321,130 and a deposit directly with the MNDM of Cdn$1,231,160. The obligations to reimburse TD Canada Trust for any drawing under the letter of credit are secured by Apollo's maintenance of an amount equal to the amount available for drawing the above mentioned deposit account pledged to TD Canada Trust. The annual letter of credit fee is 1% of the amount available for drawing. Interest is earned on the deposit account at a rate established by TD Canada Trust from time to time. We expect that there will be additional bonding requirements in connection with an amended closure plan for phase II of the open pit, but we are unable to quantify the amount at this time.

Montana Tunnels Mine

The Montana Tunnels mine was originally owned and operated by Pegasus Gold, a mining company incorporated in Canada. Pegasus commenced operations at the Montana Tunnels mine in 1987 and in 1998, Pegasus filed for bankruptcy. In 2002, we purchased Montana Tunnels Mining, Inc. ("MTMI"), from the receiver in the bankruptcy proceeding.

On July 28, 2006, Apollo entered into a joint venture ("JV Agreement") with Elkhorn Tunnels LLC ("Elkhorn"), in respect of the Montana Tunnels mine. The JV Agreement called for Elkhorn to contribute $13 million in return for a 50% interest in the Montana Tunnels mine. Apollo was the operator of the mine.

On February 1, 2010, we sold all of the capital stock of Montana Tunnels Mining, Inc., which held our remaining 50% interest in the Montana Tunnels joint venture, to Elkhorn for consideration of certain promissory notes held by Elkhorn with an outstanding balance of approximately $9.5 million.

Exploration Stage Properties

Grey Fox

The Grey Fox Project sits along the Destor Porcupine Fault Zone ("DPFZ") in the Timmins Mining District of Ontario and is located about 3.5 kilometers southeast of the Black Fox mine. The initial drilling program of 16 core holes was completed in 2008 and was successful in intersecting gold mineralization in rocks similar to the host rocks of the Black Fox ore deposit on the DPFZ and verified, in-filled and expanded historic drilling results on the "Contact Zone,". The Contact Zone is a north-south structure in the DPFZ hanging wall. The 2008 drilling program also hit very high grade gold mineralization in a silicified breccia within the Contact Zone. This high grade "Calcite Zone" is unique, with a late stage gold-calcite mineralizing event and may represent a shoot formed at a structural intersection.

The 2009 drilling program commenced in August of 2009 and by the end of 2009, 53 holes had been completed. Forty-seven of these holes were drilled on the Grey Fox Property and six were drilled on the newly acquired Pike River Property. Drilling results continue to show continuity in multiple shallow, mineralized zones. All holes have been drilled with the objective of showing continuity to the mineralization, and as a result thereof, an initial NI 43-101 compliant estimate of measured and indicated resources is expected later in 2010.

Pike River

During 2009, Apollo completed the acquisition of the Pike River property from Newmont Canada Corporation ("Newmont"). The Pike River property is located in the Township of Hislop, Ontario, Canada and is contiguous to the south-east boundary of Apollo's Black Fox mine and the north-west boundary of Apollo's Grey Fox property. This newly acquired property consists of the surface and mineral rights to approximately 1,145 acres consisting of parcels 1735 LC, 1726 LC, 23687 SEC, 23777 SEC, 3852 SEC and 11125 SEC. With the acquisition of Pike River, Apollo now controls a 17 square kilometer land package (Black Fox, Grey Fox and Pike River).

The 2009 drilling program included the first six holes drilled on Pike River to test the northern extension of mineralization from the adjoining Grey Fox property. This mineralized target area is the northern extension of the fault contact between metasediments and mafic volcanic rocks called the Contact Zone.

Huizopa

We own Mexican subsidiaries which own 100% of the concessions at the Huizopa exploration project. Pursuant to an agreement with the previous owner (the "Previous Owner") of one of those Mexican subsidiaries, we have a joint venture arrangement with the Previous Owner in which we hold an 80% interest and the Previous Owner holds a 20% free carry interest.

The Huizopa project is located in the northern part of the Sierra Madres Mountains in the state of Chihuahua, Mexico, near the border with the State of Sonora, and encompasses a block of mining concession claims of approximately 170 sq. km.

Sporadic shallow underground mining, limited to a few high-grade zones was done in the past but no mining has taken place at Huizopa since 1936. The geology is characterized by a series of parallel, low sulfidation gold-silver, quartz veins striking 340 degrees and dipping east, hosted by Tertiary-age volcanic rocks. Silver to gold ratios in the veins and from the material on historic mine dumps indicate the Huizopa area hosts an extensive gold-bearing hydrothermal system.

We established an extensive remote field camp at the project and refurbished an existing airstrip. The camp is supplied by fixed wing aircraft and helicopter.

Geologic mapping suggests that the faults that host gold-silver mineralization may be more numerous and more continuous than earlier field work indicated. Petrographic examination revealed the presence of native gold, silver, and electrum in many samples and widespread vein features indicative of repeated boiling and explosive brecciation. Overall vein textures are consistent with high-level exposures of epithermal quartz-adularia and/or fault breccia veins.

Apollo has entered into an agreement with the Ejido Huizopa (the "Ejido"). Pursuant to the agreement, and in consideration for certain payments to the Ejido, we have a right to use the Ejido lands covering our mining concessions in Huizopa for all activities necessary for the exploration, development, and production of potential ore deposits in our Huizopa project area. We can in the future apply for a change of use of land without any additional obligations to the Ejido. In addition, we may traverse adjoining and nearby Ejido land outside the boundaries of the Huizopa mining concessions for the purpose of constructing, operating, and maintaining improvements or facilities necessary for the Huizopa project.

A geophysical program was initiated on the property and used to select initial drilling targets. A drilling contractor commenced helicopter supported core drilling in 2008. On August 14, 2008 we announced the results of the core drilling program on the Puma De Oro exploration target. Twenty-five core holes were drilled on a north-trending zone targeted for drilling based on Apollo's geochemical sampling and geologic mapping. Anomalous gold and silver was found in twenty of the holes with six of the twenty holes having significant gold and silver values, including hole PDO 10 with 2.5 meters of 42.5 grams per ton.

Drilling at a second target, Lobo De Oro, approximately 2 kilometers east of the Puma De Oro zone, tested a large induced polarization ("IP") anomaly of 1 kilometer by 3 kilometers that is open in all directions. Three holes were drilled. Drill hole LDO-1 intercepted 280 meters of anomalous silver mineralization ranging from 1 to 19 grams silver, and locally anomalous gold mineralization up to 0.6 grams per tonne gold. Drill holes LDO-2 and LDO-3 intercepted similar grades of silver up to 300 meters away from LDO-1. The silver and gold values, in combination with the broad IP anomaly, could indicate the potential for both an open pit minable target in the area as well as deeper underground targets, although future drilling and test work would need to be performed to confirm any such potential.

In May 2009, we completed an NI 43-101 Exploration Report for the Huizopa project which describes the property and drill results in detail. This NI 43-101 does not contain any resources and reserves.

ITEM 3. *LEGAL PROCEEDINGS*

On September 4, 2009, Joe Green and companies owned or controlled by him, including a Mexican company named Minas de Coronado, S. de R.L. de C.V., with whom the Company's Mexican subsidiary, Minera Sol de Oro, S.A. de C.V., has a joint venture relationship at the Huizopa exploration project in the State of Sonora, Mexico, filed a complaint against us in the United States District Court for the District of Nevada. In that complaint, Mr. Green alleges, among other things, that we and Minera Sol de Oro have breached various agreements and alleged fiduciary duties and have failed to recognize Minas de Coronado's right to a joint venture interest in the Huizopa exploration project, and asks the Court to undo the parties' 80/20 joint venture arrangement and compel the return of the Huizopa exploration project properties to Mr. Green's companies. We believe that the claims in the complaint are without merit, and intend to vigorously defend ourselves against those claims.

On October 5, 2009, we filed a motion to dismiss the complaint and to compel arbitration or, in the alternative, to stay proceedings pending the conclusion of the arbitration. On March 2, 2010, the court held a hearing on that motion and on March 9, 2010, the court granted our motion and dismissed the action. We intend to proceed with the commencement of arbitration proceedings with respect to this matter.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES*

Price Range of Common Shares and Number of Holders

Our common shares are listed on the NYSE Amex under the trading symbol "AGT" and on the Toronto Stock Exchange under the trading symbol "APG." As of March 15, 2010, 273,080,927 common shares were outstanding, and we had approximately 1,000 shareholders of record. On March 12, 2010, the closing price per share for our common shares as reported by the NYSE Amex was $0.37 and as reported by the Toronto Stock Exchange was Cdn$0.39.

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our common shares:

	NYSE Amex (AGT)		Toronto Stock Exchange (APG)	
	High	Low	High	Low
	($)		(Cdn$)	
2009				
First Quarter	$0.38	$0.19	$0.47	$0.24
Second Quarter	0.49	0.30	0.55	0.38
Third Quarter	0.52	0.37	0.56	0.41
Fourth Quarter	0.59	0.44	0.61	0.47
2008				
First Quarter	$0.74	$0.49	$0.72	$0.50
Second Quarter	0.70	0.51	0.71	0.53
Third Quarter	0.54	0.24	0.51	0.25
Fourth Quarter	0.25	0.11	0.30	0.13

Dividend Policy

We have not declared or paid cash dividends on our common shares since our inception and we expect for the foreseeable future to retain all of our earnings from operations for use in expanding and developing our business. Future dividend decisions will consider our then current business results, cash requirements and financial condition. Furthermore, the Black Fox project facility agreement with the project finance banks party thereto currently restricts our ability to pay dividends.

Performance Graph and Table

The following graph and table illustrates the cumulative total shareholder return on the common shares for the fiscal years ended December 31, 2004 through 2009, together with the total shareholder return of the S&P/TSX Composite Index, and the S&P/TSX Global Gold Index for the same period. The graph and table assumes an initial investment of $100 at December 31, 2004 and is based on the trading prices of the common shares for the periods indicated. Because we did not pay dividends on our common shares during the measurement period, the calculation of the cumulative total shareholder return on the common shares does not include dividends.


$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
Apollo Gold Corp.
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
Apollo Gold Corporation						
Dollar value	$100	$ 25	$ 51	$ 58	$ 22	$ 43
Annualized return since base year		(74.8)%	(28.3)%	(16.5)%	(31.3)%	(15.6)%
Return over previous year		(74.8)%	103.8%	13.2%	(61.7)%	91.3%
S&P/TSX Composite index						
Dollar value	$100	$ 122	$ 140	$ 150	$ 97	$ 127
Annualized return since base year		21.9%	18.2%	14.4%	(0.7)%	4.9%
Return over previous year		21.9%	14.5%	7.2%	(35.0)%	30.7%
S&P/TSX Global Gold Index						
Dollar value	$100	$ 121	$ 157	$ 150	$ 151	$ 161
Annualized return since base year		21.4%	25.2%	14.3%	10.8%	10.0%
Return over previous year		21.4%	29.2%	(4.7)%	0.8%	6.9%

Securities Authorized for Issuance under Equity Compensation Plans

See "Part III — ITEM 11. *EXECUTIVE COMPENSATION*" for information relating to our equity compensation plans.

NYSE Amex Corporate Governance Requirements

Our common shares are listed on the NYSE Amex equities exchange ("NYSE Amex"). Section 110 of the NYSE Amex company guide permits it to consider the laws, customs and practices of foreign issuers in relaxing certain of its listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. Any listed company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

One significant manner in which our governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex standards concerns shareholder approval requirements. Section 713 of the NYSE Amex company guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under Yukon law or under the rules of the Toronto Stock Exchange unless the transaction results in a change of control or the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company. Furthermore, under certain circumstances, the Toronto Stock Exchange may, pursuant to Section 604(e) of the Toronto Stock Exchange company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the Toronto Stock Exchange grants such waivers from its shareholder approval requirements may depart from similar NYSE Amex waivers or exemptions, if any. We will seek a waiver from the NYSE Amex's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under Yukon law or under the rules of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

Unregistered Sales of Equity Securities

Our unregistered sales of equity securities during the year ended December 31, 2009, have previously been reported on Current Reports on Form 8-K dated February 24, 2009 and July 20, 2009.

Repurchase of Securities

During 2009, neither the Company nor any affiliate of the Company repurchased common shares of the Company registered under Section 12 of the Exchange Act.

ITEM 6. ***SELECTED FINANCIAL DATA***

The following table sets forth selected historical consolidated financial data for Apollo Gold Corporation as of December 31, 2009, 2008, 2007, 2006, and 2005, derived from our audited financial statements. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Summary of Financial Condition
(In thousands of U.S. dollars, except per share data)

U.S. GAAP	Years Ended December 31, 2009[1]	2008	2007	2006[2]	2005[2]
Statements of Operations Data					
Revenue from sale of minerals	$ 47,008	$ —	$ —	$ —	$ —
Direct operating costs	26,126	—	—	—	—
Exploration and business development	1,960	5,517	6,903	4,206	6,051
Operating income (loss)	6,700	(9,313)	(11,654)	(10,151)	(15,940)
Loss from discontinued operations	—	—	—	(2,012)	(8,793)
Net (loss) income	(61,650)	1,202	(13,897)	(12,163)	(24,733)
Net (loss) earnings per share, basic and diluted					
Continuing operations	(0.25)	0.01	(0.10)	(0.08)	(0.16)
Discontinued operations	—	—	—	(0.02)	(0.09)
Total	$ (0.25)	0.01	(0.10)	(0.10)	(0.24)
	At December 31,				
Balance Sheet Data					
Total assets	$159,261	$87,001	$29,119	$19,042	$39,331
Long-term debt, including current portion	83,769	28,448	15,376	9,664	8,785
Total shareholders' (deficiency) equity	(12,429)	42,354	8,771	6,940	7,714

Canadian GAAP[2]	Years Ended December 31, 2009[1]	2008	2007	2006	2005
Statements of Operations Data					
Revenue from sale of minerals	$ 47,008	$ —	$ —	$ —	$ —
Direct operating costs	26,126	—	—	—	—
Exploration and business development	1,960	3,185	2,430	1,033	918
Operating income (loss)	5,130	(6,981)	(7,181)	(5,153)	(9,254)
Loss from continuing operations	(50,098)	(6,759)	(8,451)	(7,603)	(11,487)
(Loss) income from discontinued operations	(5,353)	8,355	10,867	(7,984)	(10,721)
Net (loss) income	(55,451)	1,596	2,416	(15,587)	(22,208)
Net income (loss) per share, basic and diluted					
Continuing operations	(0.20)	(0.03)	(0.06)	(0.06)	(0.11)
Discontinued operations	(0.03)	0.04	0.08	(0.07)	(0.11)
Total	$ (0.23)	$ 0.01	$ 0.02	$ (0.13)	$ (0.22)
	At December 31,				
Balance Sheet Data					
Total assets	$197,033	$131,630	$75,073	$51,804	$62,545
Long-term debt, including current portion	83,683	28,330	13,313	8,900	7,272
Total shareholders' equity	43,033	73,755	42,873	28,243	32,441

(1) The Black Fox mine began commercial production in late May 2009.

(2) On February 1, 2010, we sold our 100% interest in Montana Tunnels Mining, Inc ("MTMI"). MTMI was party to a 50% interest in the Montana Tunnels joint venture. The joint venture was established and effective at December 31, 2006. Prior to the establishment of the joint venture, MTMI held a 100% interest in Montana Tunnels. As such, for accounting purposes under U.S. GAAP, Montana Tunnels is presented as a discontinued operation for the years 2005 and 2006, and an equity investment for years 2007, 2008, and 2009.

Summary Operational Statistics

	Year Ended December 31, 2009[1]
Production Summary	
Gold ounces produced	52,152
Gold ounces sold	46,016
Total revenues ($millions)	47.0
Costs Per Ounce	
Cash operating costs per ounce of gold	$ 567
Total cash costs per ounce of gold	$ 567
Total production costs per ounce of gold	$ 726

(1) Sales, costs and costs per ounce for the year ended December 31, 2009 in the table above include the period from the inception of commercial production at Black Fox in late May through December 31.

The cash operating, total cash and total production costs are non-GAAP financial measures and are used by management to assess performance of individual operations as well as a comparison to other gold producers.

This information differs from measures of performance determined in accordance with Canadian and U.S. GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of these non-GAAP measures to our Statements of Operations.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes. The financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"). For a reconciliation to generally accepted accounting principles in Canada ("Canadian GAAP"), see Note 23 to the attached consolidated financial statements. Unless stated otherwise, all dollar amounts are reported in U.S. dollars.

In this Annual Report on Form 10-K, the terms "cash operating cost", "total cash cost" and "total production cost" are non-GAAP financial measures and are used on a per ounce of gold sold basis. Cash operating cost is equivalent to direct operating cost for the period as found on the Consolidated Statements of Operations, less production royalties expenses and mining taxes. Total cash cost is equivalent to cash operating cost plus production royalties and mining taxes. Total production cost is equivalent to total cash cost plus non-cash costs including depreciation and amortization.

Certain prior period figures have been reclassified to conform to the current period presentation.

RECONCILIATION OF CASH OPERATING AND TOTAL PRODUCTION COSTS PER OUNCE

BLACK FOX

($ in thousands, except per ounce of gold data)	Year ended December 31, 2009[1]
Gold ounces sold	46,016
Direct operating costs	$26,126
Less: Mining taxes, royalty expenses	—
By-product credits	(40)
Cash operating costs	26,086
Cash operating cost per ounce of gold	**$ 567**
Cash operating costs	26,086
Add: Mining taxes, royalty expenses	—
Total cash costs	26,086
Total cash cost per ounce of gold	**$ 567**
Total cash costs	26,086
Add: Depreciation & amortization	6,940
Add: Accretion on accrued site closure costs	369
Total production costs	33,395
Total production cost per ounce of gold	**$ 726**

(1) Sales, costs and costs per ounce for the year ended December 31, 2009 in the table above include the period from the inception of commercial production at Black Fox in late May through December 31.

We have included cash operating cost, total cash cost and total production cost information to provide investors with information about the cost structure of our mining operations. We use this information for the same purpose and for monitoring the performance of our operations. This information differs from measures of performance determined in accordance with U.S. and Canadian GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. and Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

BACKGROUND AND RECENT DEVELOPMENTS

We are principally engaged in gold mining including extraction, processing, and refining, as well as related activities including exploration and development of mineral deposits principally in North America. We own Black Fox, an open pit and underground mine and mill located in the Province of Ontario, Canada ("Black Fox"). The Black Fox mine site is situated seven miles east of Matheson and the mill complex is twelve miles west of Matheson. Mining of ores from the open pit began in March 2009 and milling operations commenced in April 2009. Underground mining at Black Fox is expected to commence in 2010. We own two exploration properties adjacent to Black Fox mine site known as Grey Fox and Pike River.

We also own Mexican subsidiaries which own an 80 percent interest in the Huizopa Project joint venture, (20 percent Minas de Coronado, S. de R.L. de CV), an early stage exploration project located in the Sierra Madres in Chihuahua, Mexico.

During the third quarter of 2009, the Company adopted a plan to dispose of Montana Tunnels Mining, Inc. ("MTMI"), which includes the Montana Tunnels and Diamond Hill mines. The Montana Tunnels mine, a 50% joint venture ("Montana Tunnels") accounted for under the equity investment method, is an open pit mine and mill that produced gold doré and lead-gold and zinc-gold concentrates, located in the State of Montana. Montana Tunnels was placed under care and maintenance on April 30, 2009. The Diamond Hill mine, also located in the State of Montana, is currently under care and maintenance. On February 1, 2010, we completed the sale of all the outstanding capital stock of MTMI, which held the 50% joint venture in the Montana Tunnels mine, to the joint venture partner, Elkhorn Goldfields, Inc. ("Elkhorn"), for consideration consisting of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates from

Calais Resources, Inc., Calais Resources Colorado, Inc. (together with Calais Resources, Inc., "Calais") and Aardvark Agencies, Inc. ("Aardvark") with an aggregate outstanding balance of approximately $9.5 million.

Corporate

Proposed Business Combination with Linear Gold Corp. and Related Private Placement

Letter of Intent — General. On March 9, 2010, Apollo and Linear Gold Corp. ("Linear") entered into a binding letter of intent (the "Letter of Intent") pursuant to which (i) the businesses of Apollo and Linear would be combined by way of a court-approved plan of arrangement (the "Arrangement") pursuant to the provisions of the Canada Business Corporations Act ("CBCA") and (ii) Linear would purchase approximately 62,500,000 common shares (the "Purchased Shares") of Apollo at a price of Cdn$0.40 per common share for gross proceeds of Cdn$25.0 million (the "Private Placement").

Pursuant to the Arrangement:

- each outstanding Linear common share will be exchanged for 5.4742 Apollo common shares (the "Exchange Ratio");
- each outstanding common share purchase warrant of Linear (the "Linear Warrants") will be exchanged for common share purchase warrants of Apollo (the "Apollo Warrants") on the basis of the Exchange Ratio and the exercise price of the Linear Warrants will be adjusted as provided for in the certificates representing the Linear Warrants;
- each outstanding option to purchase a Linear common share (the "Linear Options") granted under Linear's Stock Option Plan will be exchanged for options of Apollo (the "Apollo Options") granted under Apollo's Stock Option Plan on the basis of the Exchange Ratio and the exercise price of the Linear Options will be adjusted on the same basis as the exercise price of the Linear Warrants.

Upon consummation of the Arrangement, the transaction is expected to be accounted for as an acquisition of a business with Apollo being the acquirer. The shareholders of Linear immediately prior to the Arrangement are expected to own approximately 47.8% of the outstanding common stock of Apollo on a non-diluted basis and approximately 42.9% on a fully-diluted basis.

Board of Directors and other Matters. Upon consummation of the Arrangement, the Letter of Intent contemplates that:

- Apollo and Linear will agree on a new name for Apollo; and
- The Board of Directors of Apollo would consist of seven directors, which would be composed of (i) Wade Dawe (the current Chief Executive Officer of Linear), who would be nominated as the Chairman of the Board of Directors, (ii) four current Apollo board members or Apollo nominees, (iii) one Linear nominee and (iv) one nominee who shall be a technical person mutually agreed upon by Apollo and Linear.

Definitive Business Combination Agreement. The Letter of Intent contemplates that Linear and Apollo will enter into a definitive arrangement agreement (the "Definitive Agreement") governing the Arrangement on or before March 31, 2010 to implement the Arrangement to provide for the business combination of Linear and Apollo.

Conditions to Consummation of Arrangement. The Letter of Intent provides that each party's obligation to proceed with the Arrangement is subject to customary conditions precedent, including without limitation conditions relating to (i) material accuracy of representations and warranties as of the effective date of the Arrangement, (ii) material compliance with covenants, (iii) the absence of any material adverse change, (iv) absence of certain actions, suits, proceedings or objection or opposition before any governmental or regulatory authority, (v) absence of material breaches under the Letter of Intent, (vi) approval of the securityholders of Linear and Apollo of the transactions set forth in the Letter of Intent for which their approval is required under applicable law, (vii) approval Superior Court of Justice of Ontario (the "Court") of the Arrangement, (viii) obtaining all material consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties and (ix) holders of not more than 5% of each of the issued and outstanding Linear common shares and Apollo common shares shall have exercised rights of dissent in relation to the Arrangement.

Securityholder Approval. The Arrangement will be subject to the approval of holders of not less than 66⅔% of the Linear common shares and of a majority of the Apollo common shares held by disinterested shareholders voted at special meetings of shareholders that will be called to approve the Arrangement.

Break Fee. If either Linear or Apollo terminates the Letter of Intent or the Definitive Agreement and abandons the Arrangement prior to closing for any reason (other than as a result of the failure of a condition to such party's obligation to close contained in the Letter of Intent or the Definitive Agreement not being satisfied), such terminating party shall pay to the other party an amount equal to Cdn$4.0 million.

Termination of Letter of Intent. The Letter of Intent may be terminated (i) by mutual written consent of each of Apollo and Linear; (ii) by a party which accepts, recommends, approves or enters into an agreement to implement a "superior proposal" (as defined in the Letter of Intent) after having complied with the terms of the Letter of Intent; and (iii) by either party if the Definitive Agreement is not executed by all each of the parties on or before 5:00 pm (Toronto time) on March 31, 2010 (provided that concurrently with any such termination, the terminating party shall have paid the Cdn$4.0 million break fee described above following which the payor party shall have no further liabilities arising hereunder other than for a breach of any section of the Letter of Intent).

Linear Private Placement

Concurrently with the execution of the Letter of Intent, Apollo and Linear entered into a subscription agreement (the "Subscription Agreement") providing for a Private Placement whereby Linear is expected to purchase 62,500,000 common shares of Apollo at a price of Cdn$0.40 per common share for gross proceeds of Cdn$25.0 million. Pursuant to the Letter of Intent and the Subscription Agreement, the closing of the Private Placement will be subject to customary conditions precedent, plus conditions relating to: (i) the two banks (the "Banks") associated with the $70.0 million project financing agreement (see "Black Fox Financing Agreement" below) entering into a support agreement pursuant to which each of the Banks agree, among other things, to support and vote in favor of the Arrangement; and (ii) each of the Banks shall entering into a lock-up agreement, pursuant to which each of the Banks agrees, among other things, not to, directly or indirectly, exercise or offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of any of the Apollo common shares or common share purchase warrants of Apollo held by them before December 31, 2010.

The closing of the Private Placement is expected to occur on or before March 19, 2010. As part of the Arrangement, the Apollo common shares expected to be issued to Linear in this Private Placement will be cancelled without any payment upon completion of the Arrangement.

Black Fox Financing Agreement

On February 20, 2009, we entered into a $70.0 million project financing agreement ("Project Facility") with Macquarie Bank Ltd. ("Macquarie Bank") and RMB Australia Holdings Limited ("RMB") (together as the "Banks") as joint arrangers and underwriters. By June 2, 2009, the Company had borrowed the total amount of the $70.0 million available under the Project Facility. On February 23, 2009, the Company used $15.0 million of the proceeds from the Project Facility to repay the $15.0 million bridge facility entered into on December 10, 2008 (the "Bridge Facility") and has utilized the remaining $55.0 million to complete the development of Black Fox and to provide for certain agreed corporate expenditures.

The Project Facility was subject to an arrangement fee of $3.47 million, which was paid upon the initial drawdown under the Project Facility, and a commitment fee equal to 1% per annum calculated on a daily basis on the average monthly balance of the undrawn commitment, which is payable in arrears on March 31, 2009 and June 30, 2009. Amounts borrowed under the Project Facility bear interest at LIBOR plus 7% per annum and interest is payable quarterly commencing March 31, 2009.

In connection with the Project Facility, we issued 34,836,111 warrants to the Banks (11,637,775 to RMB and 23,198,336 to Macquarie Bank) as consideration for financing services provided in connection with the Project Facility. Each warrant entitles the holder to purchase one of our common shares pursuant to the terms and conditions of the warrant. The warrants expire on February 20, 2013 and have an exercise price of Cdn$0.252 per share, subject to customary anti-dilution adjustments. We have agreed to use our best efforts to register the resale of the shares issuable upon exercise of the warrants with the SEC promptly following the execution of the Project Facility. The warrants are in addition to the 42,614,254 warrants issued to the Banks in connection with the Bridge Facility.

Borrowings under the Project Facility are secured by a first lien on substantially all of our assets, including the Black Fox project, and the stock of our subsidiaries.

The Project Facility contains various financial and operational covenants that impose limitations on us. These include, among other things, limitations and covenants regarding: (i) the conduct of the Black Fox project and use of related assets; (ii) the completion of the Black Fox project; (iii) the use of our funds; (iv) compliance with applicable laws and permits; (v) mining rights at the Black Fox project; (vi) our corporate budget; (vii) provision of information; (viii) maintenance of accounting records; (ix) maintenance of corporate existence; (x) compliance with certain material agreements; (xi) capital maintenance requirements; (xii) payment of indebtedness and taxes; (xiii) amendments to existing agreements relating to the Black Fox project or entry into any such agreements; (xiv) amendments to governing documents; (xv) disposition of or encumbrance of certain assets; (xvi) engaging in other lines of business; (xvii) incurrence of indebtedness; (xviii) related party transactions; (xix) creation of new subsidiaries; (xx) dividends and other distributions; (xxi) maintenance of the property securing the Project Facility; (xxii) insurance; (xxiii) subordination of intercompany claims; (xxiv) tradability of the warrant shares under Canadian securities laws; (xxv) registration of the warrant shares under United States securities laws; (xxvi) maintenance of listing status on the TSX and status as a reporting issuer under Canadian securities laws; (xxvii) maintenance of certain financial coverage ratios and minimum project reserves; (xxviii) satisfaction of a minimum tangible net worth test; and (xxix) maintenance of the hedging arrangements described below; and (xxx) the operation of the Black Fox project in compliance with an agreed cash flow budgeting and operational model.

As at December 31, 2009, we were in compliance with the various financial covenants of the Project Facility. However, as a result of lower than planned gold production, during the third quarter of 2009 a "review event" as defined in the Project Facility was triggered. The occurrence of a review event allows the Banks to review the Project Facility and determine if they wish to continue with the Project Facility. On September 28, 2009, the Banks agreed to defer (i) the first scheduled repayment of $9.3 million due on September 30, 2009 under the Project Facility (the "First Repayment") and (ii) the requirement to fund the associated debt service reserve account (the "Funding Obligation") also due on September 30, 2009, which, in accordance with the terms of the Project Facility, requires a reserve amount equal to, at all times after initial funding, the greater of $5.0 million or the aggregate repayment amount due on the next repayment date. On December 30, 2009 and February 28, 2010, the Banks agreed to further defer the First Repayment and the Funding Obligation, and to defer the second scheduled repayment of $6.0 million due on December 31, 2009, in each case, until the earlier to occur of (i) the completion of the Bank's technical review process of the Black Fox mine or (ii) March 31, 2010.

On March 9, 2010, the Banks executed a consent letter (the "Consent Letter"), which was agreed to and accepted by each of Apollo and Linear Gold Corp. ("Linear"), pursuant to which the Banks agreed, subject to the terms and conditions contained in the Consent Letter:

- to consent to the Arrangement (the "Consent");
- prior to the earliest to occur of (i) the date on which the Banks determine that the Arrangement has been terminated or will not be completed, (ii) March 31, 2010, if the Definitive Agreements in respect of the Arrangement have not been executed by such date, or (iii) September 30, 2010, not to make demand, accelerate payment or enforce any security or any other remedies upon an "event of

default" or a "review event" under the Project Facility unless and until the occurrence of certain "override events" set forth in the Consent Letter (which "override events" are primarily related to breaches of certain covenants and provisions of the Consent Letter and the Project Facility) (the "Standstill Provisions"); and

- to amend certain provisions of the Project Facility, including without limitation the following revised repayment schedule:

Repayment Date	Repayment Amount
The earlier of two business days following completion of the Private Placement and March 19, 2010	$10,000,000
The earlier of July 2, 2010 and the date that is two business days following the consummation of the Arrangement	$10,000,000
The earlier of September 30, 2010 and the date on which the proceeds from any one or more equity raisings following the consummation of the Arrangement equals $10,000,000	$10,000,000
December 31, 2010	$ 5,000,000
The remaining repayment dates between March 31, 2011 and March 31, 2013 to be agreed between Apollo and the Banks by no later than September 30, 2010 to reflect the "cashflow model" (as defined under the Project Facility) that is approved by the Banks. In the absence of agreement between Apollo and the Banks by September 30, 2010, amounts outstanding under the Project Facility shall be due and payable on December 31, 2010.	$35,000,000

The Banks' agreement to the Consent and the Standstill Provisions is subject to a number of conditions, including without limitation (i) the Banks approving the Definitive Agreements and such Definitive Agreements being executed by no later than March 31, 2010, (ii) the Banks being satisfied that the completion of the Arrangement will not cause a breach or default under any "project documents" (as defined in the Project Facility), (iii) the Banks being satisfied that the Arrangement will not have any material negative tax implications for Apollo, Linear and each of their direct or indirect subsidiaries, (iv) the Banks being satisfied that, immediately following completion of the Arrangement and after making the payment of $10.0 million as set forth in the repayment schedule set forth above, Apollo having restricted cash on hand of not less than Cdn$10.0 million, and (v) at completion of the Arrangement, the Banks being satisfied regarding indebtedness and encumbrances of Linear and its direct and indirect subsidiaries.

Subject in certain cases to applicable notice provisions and cure periods, events of default under the Project Facility include, without limitation: (i) failure to make payments when due; (ii) certain misrepresentations under the Project Facility and certain other documents; (iii) breach of financial covenants in the Project Facility; (iv) breach of other covenants in the Project Facility and certain other documents; (v) loss of certain mineral rights; (vi) compulsory acquisition or expropriation of certain secured property by a government agency; (vii) certain cross-defaults on other indebtedness of our company; (viii) entry of certain judgments against us that are not paid or satisfied; (ix) enforcement of encumbrances against our material assets (or any such encumbrance becomes capable of being enforced); (x) events of liquidation, receivership or insolvency of our company; (xi) maintenance of listing status on the TSX or NYSE Amex and status as a reporting issuer under Canadian securities laws; or (xii) occurrence of any event which has or is reasonably likely to have a material adverse effect on our assets, business or operations, our ability to perform under the Project Facility and other transaction documents, the rights of the Banks or the enforceability of a transaction document. The Project Facility provides that in the event of default, the Banks may declare that the debts and monetary liabilities of our company are immediately due and payable and/or cancel the credit facility and foreclose on our assets.

As a part of the Project Facility, we and the Banks have entered into a hedging program covering both gold sales and part of our Canadian dollar operating costs. Specifically, we have entered into a 250,420 ounce gold forward sales program which has been allocated across the four year term of the Project Facility. The weighted average price of the sales program is $876 per ounce of gold. The foreign exchange hedge program was for the Canadian dollar equivalent of $58.0 million, at an average exchange rate of US$1.00 = Cdn$1.21, over the four year term of the Project Facility. As at December 31, 2009, there were 200,331 ounces of gold remaining on the program, and $49.9 million (Cdn$60.4 million) remaining on the foreign exchange hedge program.

Extension of maturity date for February 2007 convertible debentures held by RAB

On February 23, 2007, we concluded a private placement pursuant to which we sold $8.6 million aggregate principal amount of convertible debentures due February 23, 2009. Each $1,000 principal amount of the February 2007 convertible debentures was convertible at the option of the holder into 2,000 of our common shares, at any time until February 23, 2009. Additionally, each $1,000 principal amount of the February 2007 convertible debentures included 2,000 common share purchase warrants, entitling the holder to purchase one of our common shares at an exercise price of $0.50 per share, with such accompanying warrants expiring February 23, 2009.

RAB owns $4.29 million principal amount of February 2007 convertible debentures (on which $0.8 million of interest was accrued and unpaid on the maturity date of February 23, 2009) and 8,580,000 accompanying warrants. We and RAB agreed to extend the original maturity date of the February 2007 convertible debentures owned by RAB to February 23, 2010. Furthermore, RAB agreed that we shall have the option to repay the $0.8 million of accrued interest on RAB's February 2007 convertible debentures in either our common shares or cash. We elected to pay the accrued interest in common shares and issued 2,444,765 shares to RAB calculated by dividing the accrued interest owed by the volume weighted average market price of our common shares as quoted on the Toronto Stock Exchange during the five trading days ending February 23, 2009. In consideration for the foregoing, we agreed to (i) issue 2,000,000 common shares to RAB, (ii) extend the expiration date of the accompanying warrants issued to RAB to March 5, 2010 and (iii) reduce the exercise price of the accompanying warrants issued to RAB from $0.50 to $0.25. The terms and conditions of the $3.1 million aggregate principal amount of February 2007 convertible debentures and accompanying warrants not owned by RAB were not amended and we repaid the principal amount and accrued interest thereon to the holders thereof in cash on February 23, 2009.

In December 2008, we retained Haywood Securities Inc., ("Haywood"), to provide financial and advisory services, including in connection with the repayment or restructuring of the February 2007 convertible debentures. In consideration for those services, we agreed to issue 1,000,000 of our common shares to Haywood by February 28, 2009. In addition, the Black Fox Project Facility constitutes an "alternative transaction" under the terms of our agreement with Haywood, which required us to pay certain compensation to Haywood. Specifically, we were obligated to compensate Haywood by issuing to it 2,172,840 common shares and 2,567,901 common share purchase warrants exercisable for a two year period at an exercise price of Cdn$0.256 per share.

On February 26, 2010 we reached an agreement with RAB, the holder of the February 2007 convertible debentures with principal amount of $4.3 million, to extend the maturity date of the convertible debentures to August 23, 2010. Under the terms of the convertible debentures, $0.8 million of accrued and unpaid interest was due as of February 23, 2010, which was paid in cash by the Company on March 3, 2010. In consideration for the extension of the maturity date of the convertible debentures, the Company has agreed to issue to RAB, as soon as practicable following receipt of all required regulatory approvals, (i) 800,000 additional common shares of the Company and (ii) 2,145,000 common share purchase warrants (the "RAB Warrants") whereby one RAB Warrant entitles the holder to purchase one common share at an exercise price of $0.50 per share, expiring February 23, 2011.

Private Placement of Common Shares and Flow-through Common Shares

On July 15, 2009, we completed a private placement of 12,221,640 common shares at Cdn$0.45 per share and 13,889,390 flow-through common shares at Cdn$0.54 per share for net proceeds of $10.7 million (Cdn$12.0 million) after cash issuance costs of $0.9 million. We intend to use the proceeds from the sale of the flow-through common shares to fund exploration expenses at our Black Fox mine and our Grey Fox and Pike River properties. Further, we used the proceeds from the sale of the common shares for working capital and general corporate purposes. In connection with the private placement the Company issued 1,566,662 compensation warrants to purchase common shares of the Company at an exercise price of Cdn$0.45 per share that expire on July 15, 2011.

Black Fox

During 2009, we mined 4,814,000 tonnes of material of which 631,000 tonnes was gold ore. The Black Fox mill processed 422,000 tonnes of ore (1,730 tonnes per day), at a grade of 3.70 grams of gold per tonne, achieving a recovery rate of 93%, for total gold production of 46,621 ounces. We custom milled an additional 109,000 tonnes of lower grade ore, at a grade of 1.67 grams of gold per tonne at a recovery rate of 93% for additional gold production of 5,531 gold ounces. Therefore, total gold produced was 52,152 ounces during 2009. Gold ounces sold during 2009 were 46,016 ounces. All gold sold was against the forward sales contracts at a realized price of $875 per ounce. The total cash cost per ounce of gold for the year was $567.

The above production of gold was lower than originally predicted from our reserve model as a direct result of the grade of certain types of ore mined being lower than expected. This lower than planned production triggered a "review event" as defined in the Project Facility. Apollo and the Bank consultants have been reviewing the issue of grade variability in certain types of Black Fox ore which produced this over-projection.

Capital expenditures for the years ended December 31, 2009 and 2008 were $55.6 million and $45.1 million, respectively. Expenditures during the year ended December 31, 2009 included (i) $32.0 million towards the cost of upgrading the Black Fox mill to increase its capacity and throughput rate, (ii) $5.0 million for the enhancement of the tailings facility at the mill site, (iii) $4.0 million for the construction of water holding ponds at the mine, (iv) $13.6 million for additional capitalized pre-production expenditures including contract pre-stripping of the open pit, and (v) $1.0 million relating to the purchase of the Pike River exploration property that lies between the Black Fox mine and the Grey Fox exploration property.

Grey Fox and Pike River Exploration Properties

In 2009 we acquired the Pike River property from Newmont Canada Corporation, a subsidiary of Newmont Mining Corporation. The Pike River property is contiguous to the south-east boundary of our Black Fox mine and the north-west boundary of our Grey Fox property. During 2009 we conducted a 53 hole exploration program, mainly on Grey Fox, and all holes but one intersected gold mineralization.

Huizopa Project

On July 7, 2009, we filed a Canadian National Instrument 43-101 for the Huizopa project. This 43-101 more fully describes the property and the drilling results from our 2008 drilling program, but does not contain any resources or reserves.

Montana Tunnels

On February 1, 2010, we completed the sale of all the outstanding capital stock of MTMI, which held our 50% joint venture interest in the Montana Tunnels mine, to Elkhorn Goldfields, Inc. ("Elkhorn"), for consideration consisting of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates from Calais Resources, Inc., Calais Resources Colorado, Inc. (together with Calais Resources, Inc., "Calais") and Aardvark Agencies, Inc. ("Aardvark") with an aggregate outstanding balance of approximately $9.5 million.

During the four-month period ended April 30, 2009, the mill processed 1,429,600 tons of ore, which had been stockpiled as of December 31, 2008. The Montana Tunnels mine ceased milling operations on April 30, 2009 and we placed the mine and mill on care and maintenance at that time. Payable production in the four-month period ended April 30, 2009 was 9,690 ounces of gold, 151,000 ounces of silver, 3,320,000 pounds of lead and 8,455,000 pounds of zinc. Apollo accounted for its 50% interest in the Montana Tunnels joint venture as an equity method investment.

BUSINESS STRATEGY AND DEVELOPMENT

2010 Forecasted Highlights:

We have two primary properties: the Black Fox mine and mill, which includes two exploration properties adjacent to the mine known as Grey Fox and Pike River, and the Huizopa project. Below is a summary of our expectations for these properties in 2010.

Black Fox — During 2010, we expect to commence development of the Black Fox underground mine in the second quarter and to commence ore production at the beginning of the third quarter. Our plan is to reach underground production of 750 tonnes per day by the end of the year. The mill is expected to process ore at 2,000 tonnes per day with a mixture of both open pit and underground ores. We expect to produce 100,000 ounces of gold in 2010.

Grey Fox and Pike River Property Exploration — During 2010, we expect to be able to issue a NI 43-101 compliant Exploration report containing an initial resource along approximately 500-meter strike length of the Contact Zone fault. A drill plan will be compiled to extend the resource along strike and down dip. This program proposes 20,000 meters of core drilling and will be instigated as capital is available. This program would extend drilling north from the Grey Fox property onto the Pike River property. Exploration by mapping and geochemical sampling of surface outcrops is expected to be accomplished.

Huizopa Project — During 2010, we plan to construct an eight-kilometer dirt access road suitable to bring a truck-mounted core drill rig onto the Huizopa property. We plan to move our exploration camp south-west from its present location to a more suitable area. We plan to compile a drill program and proceed with further exploration core drilling on the property. All activity will depend on capital available.

APOLLO GOLD CORPORATION

Results of Operations Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

In late May 2009, Black Fox, the Company's only producing property, entered commercial production. Therefore, there was little or no comparable activity to report for the year ended December 31, 2008 for revenue from the sale of gold, direct operating costs, depreciation and amortization, and accretion expense — accrued site closure costs.

Revenue from the Sale of Gold.

Revenues for the year ended December 31, 2009, all of which came from Black Fox, were $47.0 million, compared to no revenues for the year ended December 31, 2008. The average spot price recorded for gold for the year ended December 31, 2009 was $1,022 per ounce. Gold ounces sold for the year ended December 31, 2009 was 46,016 ounces. All gold sales were delivered against our gold forward sales contracts and therefore cash received was at a realized price of $875 per ounce. The difference between the average spot price per ounce of gold and the forward sales contract price is recorded as a realized loss on derivative instruments.

Operating Expenses.

Direct Operating Costs. For the year ended December 31, 2009, direct operating costs, which include mining costs, processing costs, and refining charges, were $26.1 million, compared to nil for the year ended December 31, 2008.

Depreciation and Amortization. Depreciation and amortization expenses were $7.0 million for the year ended December 31, 2009, compared to $0.1 million for the year ended December 31, 2008.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2009 were $4.9 million compared to $3.7 million for the year ended December 31, 2008. The increase of $1.2 million is due to higher corporate personnel charges, higher audit and compliance charges, and increased legal expenses.

Accretion Expense — Accrued Site Closure Costs. Accretion expense for accrued site closure costs was $0.4 million for the year ended December 31, 2009, compared to nil for the year ended December 31, 2008.

Exploration and Business Development. Expenses related to exploration and development of our properties, totaled $2.0 million and $5.5 million for the years ended December 31, 2009 and 2008, respectively. $2.3 million of the $3.5 million decrease is due to development costs at Black Fox. These costs had been expensed as incurred prior to April 24, 2008. However, with the establishment of reserves via the filing of a Canadian National Instrument 43-101 Technical Report prepared to U.S. Standards on April 14, 2008, and with the approval of the Company's Board of Directors to proceed with the development of Black Fox on April 24, 2008, development costs at Black Fox incurred subsequent to April 24, 2008 were capitalized. Development ceased in late May 2009, with the commencement of gold production, and as such, no development costs were incurred in the year ended December 31, 2009. In 2009, we spent $1.2 million for exploration expenses at our Grey Fox and Pike River properties, primarily for the 2009 drilling program, compared with $0.5 million in 2008. At our Huizopa property, we spent $0.8 million in 2009 compared with $2.7 million for the 2008 drilling program.

Total Operating Expenses. As a result of these expense components, our total operating expenses for the year ended December 31, 2009 increased $31.0 million to $40.3 million from $9.3 million for the year ended December 31, 2008. Most of this increase in costs is due to the commencement of commercial production at Black Fox.

Other Income (Expense).

Interest Income, Interest Expense and Debt Transaction Costs. We realized interest income of $0.2 million for both of the years ended December 31, 2009 and 2008. We incurred interest expense of $8.0 million during 2009 and $4.9 million during 2008. The increase in interest expense is primarily the result of the Black Fox project financing originated in February 2009. Debt transaction costs of $1.2 million were recorded in 2009 also largely due to the Black Fox project financing.

Loss on modification of debentures and on the fair value change on equity-linked financial instruments. In 2009, we incurred a loss of $2.0 million on the extension of the February 2007 convertible debentures owned by RAB. Also in 2009, we recorded a loss of $10.7 million on the valuation of certain warrants to purchase our common shares denominated in a foreign currency (the Canadian dollar) due to these warrants being treated as derivative instruments rather than equity instruments for accounting purposes.

Realized and Unrealized Losses on Derivative Instruments. For the year ended December 31, 2009, we realized losses of $7.2 million from gold, silver, lead and zinc derivative instruments, which were offset by realized gains from Canadian dollar purchase contracts of $0.8 million, for a total realized loss of $6.4 million. Also during 2009, we recorded $44.2 million in unrealized losses for the fair value of gold derivative instruments, which were offset by unrealized gains from Canadian dollar purchase contracts of $6.8 million, for a total unrealized loss of $37.4 million. For the year ended December 31, 2008, we realized gains of $5.5 million from gold, silver, lead and zinc derivative instruments and recorded $1.5 million in unrealized losses for the fair value of gold, silver, lead and zinc derivative instruments maturing in 2009.

Foreign Exchange Gain (Loss) and Other. The foreign exchange gain and other for 2009 was $0.4 million while foreign exchange loss and other for 2008 was $1.3 million. For 2008, we recorded $0.9 million for foreign exchange losses and $0.4 million for an other than temporary impairment for auction rate securities.

Net Loss (Income) for the Year.

As a result of the foregoing, we recorded a net loss of $61.7 million, or $0.25 per share for the year ended December 31, 2009, as compared to net income of $1.2 million, or $0.01 per share, for the year ended December 31, 2008.

Results of Operations Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

In late May 2009, Black Fox, the Company's only producing property, entered commercial production. Therefore, for the years ended December 31, 2008 and 2007 there was little or no activity to report for revenue from the sale of gold, direct operating costs, depreciation and amortization, and accretion expense — accrued site closure costs.

Operating Expenses.

Depreciation and Amortization. Depreciation and amortization expenses were $0.1 million for both the years ended December 31, 2008 and 2007.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2008 were $3.7 million compared to $4.6 million for the year ended December 31, 2007. The decrease of $0.9 million is due to lower legal expenses in 2008.

Exploration and Business Development. Expenses related to exploration and development of our properties, totaled $5.5 million and $6.9 million for the years ended December 31, 2008 and 2007, respectively. A decrease in development costs of $2.3 million at Black Fox was offset by an increase of $0.9 million related largely to increased exploration activity at the Huizopa property. At Black Fox, development costs had been expensed as incurred prior to April 24, 2008. However, with the establishment of reserves in conjunction with the filing of a Canadian National Instrument 43-101 Technical Report prepared to U.S. Standards on April 14, 2008, and with the approval of the Company's Board of Directors to proceed with the development of Black Fox on April 24, 2008, development costs at Black Fox incurred subsequent to April 24, 2008 were capitalized, leading to the noted decrease in period costs.

Total Operating Expenses. As a result of these expense components, our total operating expenses for the year ended December 31, 2008 decreased 20% to $9.3 million from $11.7 million for the year ended December 31, 2007. Most of this decrease is due to the decrease in development costs at Black Fox in 2008.

Other Income (Expense).

Interest Income, Interest Expense and Financing Costs. We realized interest income of $0.2 million for the year ended December 31, 2008 compared to interest income of $0.5 million for the year ended December 31, 2007 due to lower interest rates realized during 2008. We incurred interest expense of $4.9 million during 2008 and $9.4 million during 2007. The decrease in interest expense is primarily the result of retiring the Series 2004-B convertible debentures in December 2007. Debt transaction costs of $0.7 million were recorded in 2007 in conjunction with the convertible debentures issued February 2007.

Realized and Unrealized Gains on Derivative Instruments. For the year ended December 31, 2008, we realized gains of $5.5 million from gold, silver, lead and zinc derivative instruments and recorded $1.6 million in unrealized losses for the fair value of gold, silver, lead and zinc derivative instruments. For the year ended December 31, 2007, we realized gains of $0.4 million from lead and zinc derivative instruments and recorded $2.1 million in unrealized gains for the fair value of lead and zinc derivative instruments maturing in 2008.

Foreign Exchange Loss and Other. Foreign exchange loss and other was $1.3 million and $0.2 million for the years ended December 31, 2008 and 2007, respectively. For 2008, we recorded $0.9 million for foreign exchange losses from cash balances not held in United States dollars and $0.4 million for an other than temporary impairment for auction rate securities. During 2007, we recorded $0.2 million in foreign exchange losses.

Net Income (Loss) for the Year.

For the year ended December 31, 2008, we recorded net income of $1.2 million, or $0.01 per share, as compared to a net loss of $13.9 million, or $0.10 per share, for the year ended December 31, 2007.

Summary of Quarterly Results

	2009 Quarter Ended In				2008 Quarter Ended In			
	Dec	Sept	June	March	Dec	Sept	June	March
	($ in thousands, except per share and total cash cost per ounce data)							
Revenue from the sale of gold	$23,168	$ 19,131	$ 4,709	$ —	$ —	$ —	$ —	$ —
Operating income (loss)	4,522	3,162	185	(1,169)	(1,506)	(1,606)	(3,295)	(2,906)
Net (loss) income	(9,172)	(16,912)	(7,141)	(28,425)	(487)	1,342	(1,913)	2,260
Net (loss) income per share, basic and diluted	(0.03)	(0.07)	(0.03)	(0.13)	0.00	0.01	(0.01)	0.01
Gold sales in ounces	21,125	19,848	5,043	—	—	—	—	—
Total cash cost per ounce of gold	$ 600	$ 575	$ 403	n/a	n/a	n/a	n/a	n/a

Financial Condition, Liquidity and Capital Resources

To date, we have funded our operations primarily through issuances of debt and equity securities and cash generated by Black Fox and the Montana Tunnels joint venture. At both December 31, 2009 and 2008, we had no cash balances other than the restricted cash balances of $6.7 million and $13.8 million, respectively. For the year ended December 31, 2009, cash inflows from operating and financing activities of $3.4 million and $55.1 million, respectively, were offset by cash outflows from investing activities of $58.0 million. Additionally, there was a $0.5 million reduction in cash due to the effect of exchange rate changes on cash.

During the year ended December 31, 2009, net cash used in investing activities totaled $58.0 million including capital expenditures for property, plant and equipment of $55.6 million and an increase in restricted cash and restricted certificates of deposit of $2.4 million. The capital expenditures of $55.6 million were related to the further development of the Black Fox mine and mill. Including (i) $32.0 million towards the cost of upgrading the Black Fox mill to increase its capacity and throughput rate, (ii) $5.0 million for the enhancement of the tailings facility at the mill site, (iii) $4.0 million for the construction of water holding ponds at the mine, (iv) $13.6 million for additional capitalized pre-production expenditures including contract pre-stripping of the open pit, and (v) $1.0 million relating to the purchase of the Pike River exploration property that lies between the Black Fox mine and the Grey Fox exploration property.

During the year ended December 31, 2009, cash provided by financing activities totaled $55.1 million including (i) net proceeds of $10.7 million from the private placement of common shares and warrants, plus flow-through shares completed on July 15, 2009, (ii) net proceeds of $66.5 million from the Project Facility loan entered into with the Banks on February 20, 2009, and (iii) cash inflows from the exercise of 7.6 million common share purchase warrants at an average exercise price of $0.19 per common share for proceeds of $1.4 million. These financing inflows were offset by the repayment of debt of $23.6 million.

As of December 31, 2009, the Company has a working capital deficiency of $37.6 million, an accumulated deficit of $260.8 million and a shareholders' deficiency of $12.4 million. As at December 31, 2009, the Company held no cash and cash equivalents and had current debt repayment obligations of $39.5 million consisting of (1) the current portion of the project financing facility of $29.1 million, $15.3 million of which was originally due in 2009, (2) the outstanding principal and interest due on the Series 2007-A convertible debentures of $5.1 million (Note 10(b)), and (3) $5.3 million for capital leases and other current debt. As of December 31, 2009, we had no significant capital commitments associated with further capital projects at the Black Fox mine or mill.

We estimate that with our December 31, 2009 restricted cash balance of $6.7 million, the projected cash flows from our Black Fox project, the Cdn$25.0 million Private Placement, which is expected to be completed on or before March 19, 2010, the successful completion of the Arrangement by June 30, 2010, the rescheduled Project Facility repayments for 2010 and assuming the successful rescheduling of the quarterly installment payments of the Project Facility for the period 2011 to 2013, we expect to have sufficient funds to (i) meet our current 2010 Project Facility debt obligations of $35.0 million, (ii) fund planned further development (both underground and open pit) of Black Fox, (iii) fund our exploration program of approximately $5.0 million, (iv) fund corporate expenditures and (v) fund expenditures on the Linear projects.

Management has performed a mineral property impairment test to assess whether there are facts and circumstances that indicate potential impairment of the Black Fox mine and mill. Management has considered the expected future gold prices, cost structures, the reserves, resources and status of Black Fox and financial plans and concluded that there was no impairment of Black Fox as of December 31, 2009. However, the ongoing challenging conditions in the financial markets, the commodity markets, and the related uncertainty about the future business environment make an assessment of the mid-to-long term performance by using estimates and assumptions extremely difficult. The possible continuation of the global liquidity crisis, the commodity market volatility and its wider implications for the operating environment of the Company's mining operation could result in an impairment of mineral properties in the future.

Table of Contractual Obligations

	Payments Due by Period				
Contractual Obligations (as of December 31, 2009)	**Total**	**Less Than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More than 5 Years**
			(Thousands)		
Bank indebtedness, accounts payable and accrued liabilities	$ 9,246	$ 9,246	$ —	$ —	$ —
Long-term debt	93,895	39,466	42,764	11,665	—
Operating lease obligations	442	165	258	19	—
Other long-term liabilities reflected on the balance sheet[1]	15,962	—	—	—	15,962

(1) Other long-term liabilities represent asset retirement obligations (accrued site closure costs). Asset retirement obligations include several estimates about future reclamation costs, mining schedules, timing of the performance of reclamation work and the quantity of ore reserves which in turn determine the ultimate closure date, which in turn impacts the discounted amounts of future asset retirement liabilities. The discounted value of these projected cash flows is recorded as "Accrued site closure costs" of $5.3 million as shown on the balance sheet as of December 31, 2009. The amount shown above is undiscounted to show full expected cash requirements to Apollo. As of December 31, 2009, restricted certificates of deposit of $14.8 million have been placed in trust as security relating to the asset retirement obligations.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of December 31, 2009.

Environmental Compliance

Our current and future exploration and development activities, as well as our future mining and processing operations, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. We expect to be able to comply with those laws and do not believe that compliance will have a material adverse effect on our competitive position. We intend to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities. We intend to maintain standards of environmental compliance consistent with regulatory requirements.

Our current environmental liabilities are at Black Fox. As of December 31, 2009, we have accrued $5.3 million related to reclamation, an increase of $3.9 million from December 31, 2008. These liabilities are covered by restricted certificates of deposit of $14.8 million at December 31, 2009. We have accrued the present value of management's estimate of the future liability as of December 31, 2009.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements.

Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that we believe are most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 3 to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Transition to United States Generally Accepted Accounting Principles

During the year ended December 31, 2009, the Company completed its plan to transition from accounting principles generally accepted in Canada ("Canadian GAAP") to accounting principles generally accepted in the United States ("US GAAP"), as allowable under both Canada and US securities laws. The transition is retroactive and effective for the three years ended December 31, 2009, with initial presentation of the consolidated financial statements prepared in accordance with US GAAP to be filed with this Annual Report on Form 10-K for the fiscal year ending December 31, 2009.

Note 23 of the consolidated financial statements highlights those adjustments and additional disclosures that would be required in order to present the financial statements in accordance with Canadian GAAP at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

Revenue Recognition

Revenue from the sale of gold is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred in accordance with the terms of the arrangement; the price is fixed or determinable and collectability is reasonably assured. Revenue for gold bullion is recognized at the time of delivery and transfer of title to counter-parties.

Stock Incentive Plans

The Company accounts for stock options using the fair value based method of accounting for all stock-based awards. The Company uses the Black-Scholes option pricing model to estimate fair value and records stock-based compensation in operations over the vesting periods of the awards. If and when the stock options are ultimately exercised, the applicable amounts of additional paid in capital are transferred to common stock.

Stripping Costs

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as "pre-stripping costs". Pre-stripping costs are capitalized during the development phase of an open pit mine. The production phase of an open pit mine commences when saleable materials are produced. Stripping costs incurred during the production phase of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold in the associated open pit.

Reclamation and Closure Costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation.

Income taxes

The Company accounts for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted or substantially enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carryforwards (see Note 15 to the consolidated financial statements), there is uncertainty as to utilization prior to their expiry. Accordingly, the future income tax asset amounts have been fully offset by a valuation allowance.

The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Depreciation and Depletion

Depreciation is based on the estimated useful lives of the assets and is computed using straight-line and unit-of-production methods. Depletion is computed using the unit-of-production method. The units-of-production method under U.S. GAAP is based on proven and probable ore reserves. As discussed above, our estimates of proven and probable ore reserves may change, possibly in the near term, resulting in changes to depreciation, depletion and amortization.

Impairment of Long-Lived Assets

We review the net carrying value of all facilities, including idle facilities, on a periodic basis. We estimate the net realizable value of each property based on the estimated undiscounted future cash flows that will be generated from operations at each property, the estimated salvage value of the surface plant and equipment and the value associated with property interests. These estimates of undiscounted future cash flows are dependent upon the estimates of metal to be recovered from proven and probable ore reserves and mineral resources expected to be converted into mineral reserves (see discussion above), future production cost estimates and future metals price estimates over the estimated remaining mine life. If undiscounted cash flows are less than the carrying value of a property, an impairment loss is recognized based upon the estimated expected future cash flows from the property discounted at an interest rate commensurate with the risk involved.

Environmental Matters

When it is probable that costs associated with environmental remediation obligations will be incurred and they are reasonably estimable, we accrue such costs at the most likely estimate. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study for such facility and are charged to provisions for closed operations and environmental matters. We periodically review our accrued liabilities for such remediation costs as evidence becomes available indicating that our remediation liability has potentially changed. Costs of future expenditures for environmental remediation are not discounted to their present value unless subject to a contractually obligated fixed payment schedule. Such costs are based on our current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Adoption of Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission ("SEC") and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for the Company's interim quarterly period beginning July 1, 2009. The adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the ASC guidance for fair value measurements and disclosure was updated to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. This guidance does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of the updated guidance were adopted January 1, 2008. In February 2008, the FASB staff issued an update to the guidance which delayed the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted the updated guidance for the Company's nonfinancial assets and liabilities measured at fair value on a nonrecurring basis on January 1, 2009.

All of the Company's financial assets and liabilities are measured at fair value using Level 1 inputs with the exception of (1) derivative contracts which use Level 2 inputs and (2) auction rate securities which use Level 3 inputs (See Note 7). The adoption of updated guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

In October 2008, the guidance was further updated to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. The guidance states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and, in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. The guidance was effective upon issuance. The Company has incorporated the principles of updated guidance in determining the fair value of financial assets when the market for those assets is not active, specifically its auction rate securities.

In April 2009, the guidance was further updated to provide additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. The provisions of this updated guidance were adopted April 1, 2009. The adoption of the guidance did not have an impact on the Company's fair value measurements.

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's derivative instruments (see Note 5) and auction rate securities (see Note 7) represent those financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Our derivative instruments are valued using market prices. Our derivatives trade in liquid markets, and as such, market prices can generally be verified and do not involve significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

Our auction rate securities are reviewed for fair value on at least a quarterly basis. The auction rate securities are traded in markets that are not active, trade infrequently and have little price transparency. We estimated the fair values based on weighted average risk calculations using probabilistic cash flow assumptions. The auction rate securities are classified within Level 3 of the fair value hierarchy.

In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of the updated guidance were adopted January 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

In December 2007, the ASC guidance for noncontrolling interests was updated to establish accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The provisions of the updated guidance were adopted January 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

In March 2008, the ASC guidance for derivatives and hedging was updated for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The provisions of the updated guidance were adopted January 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

In May 2008, the ASC guidance for convertible debt instruments was updated. The guidance was updated to specify that issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As the Company has had no convertible debt instruments that could be settled in cash upon conversion, whether in full or partially, the adoption of the adopted guidance had no impact on the Company's financial position, results of operations, or cash flows.

In June 2008, the ASC guidance for share-based payment transactions was updated. The guidance was updated to address whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in ASC guidance for earning per share disclosures. The provisions of the updated guidance were adopted January 1, 2009. The adoption of the guidance had no impact on the Company's financial position, results of operations, cash flows, or earnings per share data.

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity's own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity's own stock which would qualify as a scope exception from hedge accounting. The provisions of the updated guidance were adopted January 1, 2009.

Under the guidance, an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. As of December 31, 2009 and January 1, 2009, the Company had 103.0 million and 64.7 million outstanding warrants to purchase common shares of the Company, respectively, that were either (a) denominated in a currency (Canadian dollars) other than its functional currency (US dollars) or (b) subject to a potential strike-price adjustment (the warrants issued November 8, 2006 currently exercisable at $0.176). As such, these warrants are not considered to be indexed to the Company's own stock, which precludes the warrants from meeting the scope exception under the guidance. The warrants therefore are accounted for separately as derivative instruments, rather than as equity instruments. Accordingly, the Company assessed the fair value of these warrants as of January 1, 2009 and recorded a reduction in additional paid-in capital of $6.94 million, an increase in opening retained deficit of $1.53 million and an $8.47 million increase in liabilities. As of December 31, 2009, the Company has assessed the fair value of these warrants and recorded cumulative adjustments as follows: a reduction in additional paid-in capital of $15.1 million, an increase in retained deficit of $12.1 million and a $27.2 million increase in liabilities.

These warrants were fair valued at January 1 and December 31, 2009 using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company's share price of 81% and 78%, weighted average expected lives of the warrants of 3.2 and 2.6 years, and weighted average annual risk-free rates of 1.4% and 1.8%, respectively.

In April 2009, the ASC guidance for interim disclosures about fair value of financial instruments was updated to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance was also updated to require those disclosures in summarized financial information at interim reporting periods. The provisions of the updated guidance were adopted April 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

In August 2009, the ASC guidance for fair value measurements and disclosure was updated to further define fair value of liabilities. This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for the Company's interim reporting period beginning October 1, 2009. The provisions of the updated guidance were adopted October 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

Recently Issued Accounting Pronouncements

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are effective for the Company's fiscal year beginning January 1, 2010. We do not expect the adoption of this guidance to have an impact on our consolidated financial position, results of operations or cash flows.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions for the three years ended December 31, 2009, 2008, and 2007, respectively.

	2009	2008	2007
		(Thousands)	
Legal fees paid a law firm, a partner of the firm is a director of the Company	$428	$512	$381
Consulting services paid to a relative of an officer and director of the Company	12	16	9

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the related parties. In addition, the Company had the following related party transactions:

- *Acquisition of Black Fox Mill Complex from St Andrew Goldfields Ltd.* On July 28, 2008, we completed the acquisition from St Andrew Goldfields Ltd., at the time a beneficial owner of more than ten percent (10%) of our common shares, ("St Andrew"), of a mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Timmins, Ontario. This transaction is not a related party transaction for accounting purposes.
- *July 2008 Public Unit Offering.* On July 24, 2008, we completed an offering of 40,806,500 units for gross proceeds of Cdn$20,215,750 and US$185,625. The net proceeds of the offering were approximately Cdn$18,740,000, Cdn$14,500,000 of which were used to fund Apollo Gold's acquisition of St Andrews' mill complex in Timmins, Ontario, with the remainder used for the development of the our Black Fox project and for general working capital. St Andrew, which at that time was a beneficial owner of more than ten percent (10%) of our common shares, purchased 2,400,000 units in the offering. In addition, the following officers and directors of Apollo participated in the offering: David W. Peat (25,000 units); Robert W. Babensee (20,000 units); Charles E. Stott (10,000 units); R. David Russell (100,000 units); Melvyn Williams (100,000 units) and Brent E. Timmons (40,000 units).
- Also, a director of the Company participated in the private placement of flow — through shares that we completed in October 2007 and purchased 54,545 flow-through shares in connection with the offering.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt and investment portfolio, changes in foreign currency exchange rates, commodity price fluctuations and equity price risk.

Interest Rate Risk

As of December 31, 2009, the Company had $70.0 million principal outstanding on the Project Facility. The terms of the Project facility include interest on the outstanding principal amount accruing at a rate equal to LIBOR plus 7% per annum (currently the LIBOR rate is the one-month rate but the LIBOR rate used may be monthly, quarterly or such other period as may be agreed to by the Banks and us). We estimate that given the expected outstanding debt during 2010, a one percent change in interest rates would affect our annual interest expense by $0.5 million.

We typically invest our excess cash in high quality short-term debt instruments. The rates received on such investments fluctuate with changes in economic conditions. As a result, our investment income may fall short of expectations during periods of lower interest rates. We estimate that given the cash balances expected during 2010, a one percent change in interest rates would not materially impact our annual interest income. We may in the future actively manage our exposure to interest rate risk.

Foreign Currency Exchange Rate Risk

While the majority of our transactions are denominated in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in Canadian dollars and Mexican pesos. The appreciation of non-US dollar currencies against the US dollar increases the costs of goods and services purchased in non-US dollar terms, which can adversely impact our net income and cash flows. Conversely, depreciation of non-US dollar currencies against the US dollar usually decreases the costs of goods and services purchased in US dollar terms. We have entered into the forward purchase of Canadian dollars at an exchange rate with the US dollar of Cdn$1.21=US$1.00 for the Canadian dollar equivalent of $58.0 million over a four year period commencing April 2009 to help manage this exchange risk exposure. As of December 31, 2009, we have settled $8.1 million (Cdn$9.8 million) of the forward purchase.

The value of cash and cash equivalent investments denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-US dollar currencies results in a foreign currency gain on such investments and a decrease in non-US dollar currencies results in a loss.

Commodity Price Risk

The profitability of the Company's operations is dependent upon the market price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of gold and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold has fluctuated widely in recent years, and future price declines could cause some projects to become uneconomic, thereby having a material adverse effect on the Company's business and financial condition. We have entered into derivative contracts to protect the selling price for gold. These contracts cover 250,420 ounces at an average price of $876 per ounce over a four year period and commenced May 2009. We may in the future more actively manage our exposure through additional commodity price risk management programs.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company's investment in mining properties and increased amortization.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining gold prices could require a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause delays in the implementation of the project.

Equity Price Risk

We have in the past and may in the future seek to acquire additional funding by sale of common shares. Movements in the price of our common shares have been volatile in the past and may be volatile in the future. As a result, there is a risk that we may not be able to sell new common shares at an acceptable price should the need for new equity funding arise, and new issuances may be dilutive to shareholders.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The following Consolidated Financial Statements of Apollo Gold Corporation, Report of Independent Registered Chartered Accountants, and Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences are filed as part of this Item 8 and are included as financial statement schedules in this Annual Report on Form 10-K.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There have been no disagreements with Deloitte & Touche LLP, our independent registered chartered accountants, regarding any matter of accounting principles or practices or financial statement disclosure.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or Exchange Act) as of December 31, 2009. This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act that occurred during the last fiscal quarter of 2009 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based upon its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP, the Company's independent registered chartered accountants, who also audited the Company's consolidated financial statements for the year ended December 31, 2009. The attestation report on the Company's internal control over financial reporting is included in Item 8 of this annual report on Form 10-K.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

In accordance with General Instruction G(3), the information required by Part III is hereby incorporated by reference from our proxy statement for our 2010 annual shareholders' meeting to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information relating to this item will be included in an amendment to this report or in the proxy statement for our 2010 annual shareholders' meeting and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 11. *EXECUTIVE COMPENSATION*

Information relating to this item will be included in an amendment to this report or in the proxy statement for our 2010 annual shareholders' meeting and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information relating to this item will be included in an amendment to this report or in the proxy statement for our 2010 annual shareholders' meeting and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information relating to this item will be included in an amendment to this report or in the proxy statement for our 2010 annual shareholders' meeting and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information relating to this item will be included in an amendment to this report or in the proxy statement for our 2010 annual shareholders' meeting and is incorporated by reference in this Annual Report on Form 10-K.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

Financial Statements and Financial Statement Schedules

Our consolidated financial statements are listed on the "Index to Financial Statements" on Page F-1 to this report.

Exhibits

Exhibit No.	Exhibit Name
3.1	Certificate of Continuance of Apollo Gold Corporation filed May 28, 2003, filed with the SEC on June 23, 2003 as Exhibit 3.12 to the Registration Statement on Form 10 (File No. 001-31593).
3.2	By-Laws of Apollo Gold Corporation, as amended to date, filed with the SEC on June 23, 2003 as Exhibit 3.13 to the Registration Statement on Form 10 (File No. 001-31593).
4.1	Sample Certificate of Common Shares of Apollo Gold Corporation, filed with the SEC on June 23, 2003 as Exhibit 4.1 to the Registration Statement on Form 10 (File No. 001-31593).
4.2	Shareholder Rights Plan Agreement, dated January 17, 2007, by and between Apollo Gold Corporation and CIBC Mellon Trust Company, filed with the SEC on January 19, 2007 as Exhibit 4.1 to the Current Report on Form 8-K
4.3	Form of Purchase Agreement, dated October 30, 2006, by and among Apollo Gold Corporation and certain investors, filed with the SEC on November 1, 2006 as Exhibit 4.4 to the Current Report on Form 8-K.
4.4	Form of Subscription Agreement, dated February 23, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on February 26, 2007 as Exhibit 4.1 to the Current Report on Form 8-K.
4.5	Form of Convertible Debenture, dated February 23, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on February 26, 2007 as Exhibit 4.2 to the Current Report on Form 8-K.
	Form of Subscription Agreement dated February 23, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on February 26, 2007 as Exhibit 4.1 to the Current Report on Form 8-K.
4.6	First Amending Agreement, dated February 16, 2009, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on February 19, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
4.7	Second Amending Agreement, dated February 23, 2010, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on March 1, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
4.8	Third Amending Agreement, dated February 26, 2010, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on March 1, 2010 as Exhibit 10.2 to the Current Report on Form 8-K.
4.9	Form of Warrant, dated February 26, 2010, by and between Apollo Gold Corporation and RAB Special Situations (Master) Fund Limited, filed with the SEC on March 1, 2010 as Exhibit 10.3 to the Current Report on Form 8-K.
4.10	Form of Registration Rights Agreement, dated February 23, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on February 26, 2007 as Exhibit 4.5 to the Current Report on Form 8-K.
4.11	Form of Subscription Agreement, dated October 31, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on November 1, 2007 as Exhibit 4.2 to the Current Report on Form 8-K.

Exhibit No.	Exhibit Name
4.12	Form of Registration Rights Agreement, dated October 31, 2007, by and among Apollo Gold Corporation and certain investors, filed with the SEC on November 1, 2007 as Exhibit 4.3 to the Current Report on Form 8-K.
4.13	Warrant Indenture, dated as of July 9, 2008, between CIBC Mellon Trust Company and Apollo Gold Corporation, filed with the SEC on July 10, 2008 as Exhibit 4.1 to the Current Report on Form 8-K.
4.14	Certificate of Agent's Compensation Option to Purchase Units of Apollo Gold Corporation issued to Haywood Securities Inc., filed with the SEC on July 25, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.
4.15	Certificate of Agent's Compensation Option to Purchase Units of Apollo Gold Corporation issued to Blackmont Capital Inc., filed with the SEC on July 25, 2008 as Exhibit 10.2 to the Current Report on Form 8-K.
4.16	Form of Agents' Warrant to Purchase Common Shares of Apollo Gold Corporation, filed with the SEC on July 25, 2008 as Exhibit 10.3 to the Current Report on Form 8-K.
4.17	Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on August 26, 2008 as Exhibit 4.2 to the Current Report on Form 8-K.
4.18	Form of Registration Rights Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on August 26, 2008 as Exhibit 4.3 to the Current Report on Form 8-K.
4.19	Form of Warrant Certificate issued by Apollo Gold Corporation to RMB Australia Holdings Limited and Macquarie Bank Limited, filed with the SEC on December 16, 2008 as Exhibit 10.2 to the Current Report on Form 8-K.
4.20	Form of Warrant Certificate issued by Apollo Gold Corporation to RMB Australia Holdings Limited and Macquarie Bank Limited, filed with the SEC on February 24, 2009 as Exhibit 10.2 to the Current Report on Form 8-K.
4.21	Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.1 to the Current Report on Form 8-K.
4.22	Form of Registration Rights Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.2 to the Current Report on Form 8-K.
4.23	Form of Warrant Certificate issued by Apollo Gold Corporation to Haywood Securities Inc., filed with the SEC on December 31, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.
4.24	Form of Warrant Certificate issued by Apollo Gold Corporation to Haywood Securities Inc., filed with the SEC on February 24, 2009 as Exhibit 10.3 to the Current Report on Form 8-K.
4.25	Form of Compensation Option Certificate to Common Shares of Apollo Gold Corporation issued to Haywood Securities Inc., filed with the SEC on July 20, 2009 as Exhibit 4.1 to the Current Report on Form 8-K.
4.26	Form of Compensation Option Certificate to Common Shares of Apollo Gold Corporation issued to Blackmont Capital Inc., filed with the SEC on July 20, 2009 as Exhibit 4.2 to the Current Report on Form 8-K.
4.27	Form of Subscription Agreement for Common Shares by and among Apollo Gold Corporation and certain U.S. investors, filed with the SEC on July 20, 2009 as Exhibit 4.3 to the Current Report on Form 8-K.

Exhibit No.	Exhibit Name
4.28	Form of Subscription Agreement for Common Shares by and among Apollo Gold Corporation and certain non-U.S. investors, filed with the SEC on July 20, 2009 as Exhibit 4.4 to the Current Report on Form 8-K.
4.29	Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on July 20, 2009 as Exhibit 4.5 to the Current Report on Form 8-K.
4.30	Form of Registration Rights Agreement by and among Apollo Gold Corporation and certain investors, filed with the SEC on July 20, 2009 as Exhibit 4.6 to the Current Report on Form 8-K.
10.1	Amended and Restated Employment Agreement, dated May, 2003, by and between Apollo Gold Corporation and R. David Russell, filed with the SEC on June 23, 2003 as Exhibit 10.1 to the Registration Statement on Form 10 (File No. 001-31593).
10.2	Amended and Restated Employment Agreement, dated May, 2003, by and between Apollo Gold Corporation and Richard F. Nanna, filed with the SEC on June 23, 2003 as Exhibit 10.2 to the Registration Statement on Form 10 (File No. 001-31593).
10.3	Employment Agreement by and between Apollo Gold Corporation and Melvyn Williams, effective as of February 16, 2004, as amended, filed with the SEC on September 24, 2004 as Exhibit 10.3 to the Current Report on Form 8-K.
10.4	Form of Amendment No. 1, dated January 23, 2006, to Amended and Restated Employment Agreement, by and between Apollo Gold Corporation and each of R. David Russell, Melvyn Williams and Richard F. Nanna, filed with the SEC on January 27, 2006 as Exhibit 10.2 to the Current Report on Form 8-K.
10.5	Employment Agreement by and between Apollo Gold Corporation and Montana Tunnels Mining, Inc. and Timothy G. Smith, effective as of February 15, 2004, filed with the SEC on March 25, 2008 as Exhibit 10.25 to the Annual Report on Form 10-K.
10.6	Employment Agreement by and between Apollo Gold Corporation and Brent E. Timmons, effective as of April 1, 2007, filed with the SEC on March 25, 2008 as Exhibit 10.26 to the Annual Report on Form 10-K.
10.7	Apollo Gold Corporation Stock Option Incentive Plan, as amended and restated May 7, 2009, filed with the SEC on April 9, 2009 as Schedule B to Apollo Gold Corporation's Proxy Statement on Schedule 14A.
10.8	Apollo Gold, Inc. and Affiliated Companies Company Retirement Plan (Employee Savings Plan), filed with the SEC on June 23, 2003 as Exhibit 10.12 to the Registration Statement on Form 10 (File No. 001-31593).
10.9	Form of Indemnification Agreement by and between Apollo Gold Corporation and Richard F. Nanna, filed with the SEC on September 24, 2004 as Exhibit 10.1 to the Current Report on Form 8-K.
10.10	Form of Indemnification Agreement by and among Apollo Gold, Inc.; Apollo Gold Exploration, Inc.; Apollo Gold Finance Inc.; and Donald W. Vagstad, filed with the SEC on September 24, 2004 as Exhibit 10.2 to the Current Report on Form 8-K.
10.11	Form of Amended and Restated Indemnification Agreement dated November 18, 2005, by and among Apollo Gold, Inc.; Apollo Gold Finance, Inc.; Montana Tunnels Mining, Inc. and each of R. David Russell, Melvyn Williams, David K. Young, Donald O. Miller, James T. O'Neil, Jr., G. Michael Hobart, W.S. Vaughan, and Charles Stott, filed with the SEC on March 31, 2006 as Exhibit 10.20 to the Annual Report on Form 10-K.
10.12	Asset Purchase Agreement, dated June 6, 2008, by and among Apollo Gold Corporation and St Andrew Goldfields Ltd. and Fogler, Rubinoff LLP, as escrow agent, filed with the SEC on June 11, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.

Exhibit No.	Exhibit Name
10.13	First Amending Agreement to the Asset Purchase Agreement, dated June 30, 2008, by and among Apollo Gold Corporation and St Andrew Goldfields Ltd. and Fogler, Rubinoff LLP, as trustee, filed with the SEC on July 1, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.
10.14	Acknowledgment, Consent and Undertaking, dated July 23, 2008, provided by Apollo Gold Corporation to St Andrew Goldfields Ltd. amending the Asset Pursuant Agreement among Apollo Gold Corporation, St Andrew Goldfields Ltd. and Fogler, Rubinoff LLP, filed with the SEC on July 24, 2008 as Exhibit 10.2 to the Current Report on Form 8-K.
10.15	Facility Agreement, dated December 10, 2008, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, RMB Resources Inc. and Macquarie Bank Limited, filed with the SEC on December 16, 2008 as Exhibit 10.1 to the Current Report on Form 8-K.
10.16	General Security Agreement dated December 10, 2008, by and between Apollo Gold Corporation and RMB Resources Inc., filed with the SEC on December 16, 2008 as Exhibit 10.3 to the Current Report on Form 8-K.
10.17	Priority Agreement, dated December 10, 2008, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, RMB Resources Inc. and Macquarie Bank Limited, filed with the SEC on December 16, 2008 as Exhibit 10.4 to the Current Report on Form 8-K.
10.18	Facility Agreement dated February 20, 2009, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, RMB Resources Inc. and Macquarie Bank Limited, filed with the SEC on February 24, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
10.19	Engagement Letter by and between Apollo Gold Corporation and Haywood Securities Inc., filed with the SEC on February 24, 2009 as Exhibit 10.4 to the Current Report on Form 8-K.
10.20	Amendment No. 2 to Amended and Restated Employment Agreement, dated March 20, 2009, between Apollo Gold Corporation and R. David Russell, filed with the SEC on March 25, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
10.21	Amendment No. 2 to Amended and Restated Employment Agreement, dated March 20, 2009, between Apollo Gold Corporation and Melvyn Williams, filed with the SEC on March 25, 2009 as Exhibit 10.2 to the Current Report on Form 8-K.
10.22	Amendment No. 3 to Amended and Restated Employment Agreement, dated March 20, 2009, between Apollo Gold Corporation and Richard F. Nanna, filed with the SEC on March 25, 2009 as Exhibit 10.3 to the Current Report on Form 8-K.
10.23	Purchase and Sale Agreement, dated March 12, 2009, by and between Apollo Gold Corporation and Newmont Canada Corporation, filed with the SEC on September 15, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
10.24	Royalty Agreement, dated March 25, 2009, by and between Apollo Gold Corporation and Newmont Canada Corporation, filed with the SEC on September 15, 2009 as Exhibit 10.2 to the Current Report on Form 8-K.
10.25	Agreement, dated September 28, 2009, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, Macquarie Bank Limited and RMB Resources Inc., filed with the SEC on October 2, 2009 as Exhibit 10.1 to the Current Report on Form 8-K.
10.26	Agreement, dated December 30, 2009, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, Macquarie Bank Limited and RMB Resources Inc., filed with the SEC on January 6, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.27	Purchase Agreement, dated February 1, 2010, by and among Apollo Gold, Inc., Elkhorn Goldfields, LLC, Calais Resources, Inc. and Calais resources Colorado, Inc., filed with the SEC on February 3, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.

Exhibit No.	Exhibit Name
10.28	Promissory Note, dated February 1, 2010, by Calais Resources, Inc. and Calais Resources Colorado, Inc. in favor of Apollo Gold Corporation, filed with the SEC on February 3, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.29	Employee Leasing Agreement, dated February 1, 2010, between Montana Tunnels Mining, Inc. and Apollo Gold Corporation, filed with the SEC on February 3, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.30	Agreement, dated February 25, 2010, by and among Apollo Gold Corporation, RMB Australia Holdings Limited, Macquarie Bank Limited and RMB Resources Inc., filed with the SEC on March 1, 2010 as Exhibit 10.4 to the Current Report on Form 8-K.
10.31	Letter of Intent dated, March 9, 2010, between Apollo Gold Corporation and Linear Gold Corp., filed with the SEC on March 9, 2010 as Exhibit 10.1 to the Current Report on Form 8-K.
10.32	Subscription Agreement, dated March 9, 2010, between Apollo Gold Corporation and Linear Gold Corp., filed with the SEC on March 9, 2010 as Exhibit 10.2 to the Current Report on Form 8-K.
10.33	Consent Letter, dated March 9, 2010, among Apollo Gold Corporation, Linear Gold Corp., RMB Resources Inc., RMB Australia Holdings Limited and Macquarie Bank Limited, filed with the SEC on March 9, 2010 as Exhibit 10.3 to the Current Report on Form 8-K.
10.34	Purchase Agreement, dated March 12, 2010, among Apollo Gold Corporation, Apollo Gold Corporation, Calais Resources, Inc. and Calais Resources Colorado, Inc. and Duane A. Duffy, Glenn E. Duffy, Luke Garvey and James Ober. *
21.1	List of subsidiaries of Apollo Gold Corporation.*
23.1	Consent of Deloitte & Touche LLP.*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.*

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed March 16, 2010 on its behalf by the undersigned, thereunto duly authorized.

APOLLO GOLD CORPORATION

By: */s/ R. David Russell*
R. David Russell
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. David Russell R. David Russell	President and Chief Executive Officer, and Director (Principal Executive Officer)	March 16, 2010
/s/ Charles E. Stott Charles E. Stott	Chairman of the Board of Directors	March 16, 2010
/s/ G. Michael Hobart G. Michael Hobart	Director	March 16, 2010
/s/ Robert W. Babensee Robert W. Babensee	Director	March 16, 2010
/s/ W. S. Vaughan W. S. Vaughan	Director	March 16, 2010
/s/ Marvin K. Kaiser Marvin K. Kaiser	Director	March 16, 2010
/s/ David W. Peat David W. Peat	Director	March 16, 2010
/s/ Melvyn Williams Melvyn Williams	Chief Financial Officer and Senior Vice President — Finance and Corporate Development (Principal Financial and Accounting Officer)	March 16, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Apollo Gold Corporation

We have audited the consolidated balance sheets of Apollo Gold Corporation and subsidiaries (the "Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive (loss) income, shareholders' (deficiency) equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Apollo Gold Corporation and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ ***Deloitte & Touche LLP***

Independent Registered Chartered Accountants
Vancouver, Canada
March 16, 2010

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the consolidated financial statements. In addition the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt about the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) our report to the Board of Directors and Shareholders, dated March 16, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or permit a reference to such conditions and events in the auditors' report when these matters are properly accounted for and adequately disclosed in the financial statements.

/s/ ***Deloitte & Touche LLP***

Independent Registered Chartered Accountants
Vancouver, Canada
March 16, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Apollo Gold Corporation

We have audited the internal control over financial reporting of Apollo Gold Corporation and subsidiaries (the "Company") as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 16, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and conditions and events that raise substantial doubt about the Company's ability to continue as a going concern.

*/s/ **Deloitte & Touche LLP***

Independent Registered Chartered Accountants
Vancouver, Canada
March 16, 2010

APOLLO GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	2008
	(In thousands of U.S. Dollars)	
ASSETS		
CURRENT		
Restricted cash (Note 4)	$ 6,731	$ 13,827
Accounts receivable and other	1,690	1,249
Prepaids	394	435
Derivative instruments (Note 5)	1,961	552
Inventories (Note 6)	8,189	—
Total current assets	18,965	16,063
Derivative instruments (Note 5)	4,844	—
Long-term investments (Note 7)	1,036	1,081
Property, plant and equipment (Note 8)	116,171	59,043
Investment in Montana Tunnels joint venture (Note 9)	3,440	6,890
Restricted certificates of deposit (Note 4)	14,805	3,821
Other long-term assets	—	103
TOTAL ASSETS	$ 159,261	$ 87,001
LIABILITIES		
CURRENT		
Bank indebtedness	$ 328	$ 742
Accounts payable	6,789	12,607
Accrued liabilities	2,129	640
Derivative instruments (Note 5)	12,571	—
Current portion of long-term debt (Note 10)	34,860	22,909
Total current liabilities	56,677	36,898
Accrued long-term liabilities	483	316
Derivative instruments (Note 5)	31,654	—
Long-term debt (Note 10)	48,909	5,539
Equity-linked financial instruments (Note 3(s))	27,318	—
Accrued site closure costs (Note 11)	5,345	1,398
Future income tax liability (Note 15)	1,304	496
TOTAL LIABILITIES	171,690	44,647
Commitments and contingencies (Note 18)		
SHAREHOLDERS' (DEFICIENCY) EQUITY		
Common stock – Nil par value, unlimited shares authorized; 264,200,927 and 222,860,257 shares issued and outstanding, respectively (Note 12)	202,769	189,451
Note warrants (Note 10(b))	—	2,234
Additional paid-in capital	45,555	48,241
Accumulated deficit	(260,753)	(197,572)
TOTAL SHAREHOLDERS' (DEFICIENCY) EQUITY	(12,429)	42,354
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY	$ 159,261	$ 87,001

APPROVED ON BEHALF OF THE BOARD

/s/ Charles E. Stott

Charles E. Stott, Director

/s/ David W. Peat

David W. Peat, Director

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,		
	2009	2008	2007
	(U.S. dollars and shares in thousands, except per share amounts)		
Revenue from sale of gold	$ 47,008	$ —	$ —
Operating expenses			
Direct operating costs	26,126	—	—
Depreciation and amortization	6,978	100	104
General and administrative expenses	4,875	3,696	4,647
Accretion expense – accrued site closure costs	369	—	—
Exploration, business development and other	1,960	5,517	6,903
	40,308	9,313	11,654
Operating income (loss)	6,700	(9,313)	(11,654)
Other income (expenses)			
Interest income	195	238	482
Interest expense (Note 14)	(8,045)	(4,868)	(9,439)
Debt transaction costs (Note 10(a)(iii))	(1,249)	(190)	(693)
Loss on modification of debentures (Note 10(b))	(1,969)	—	—
Fair value change on equity-linked financial instruments (Note 3(s))	(10,720)	—	—
Realized (loss) gain on investments – derivative instruments	(6,355)	5,507	395
Unrealized (loss) gain on investments – derivative instruments	(37,420)	(1,549)	2,101
Foreign exchange gain (loss) and other	376	(1,329)	(157)
	(65,187)	(2,191)	(7,311)
Loss before income taxes and equity (loss) earnings in Montana Tunnels joint venture	(58,487)	(11,504)	(18,965)
Income taxes (Note 15)	73	2,380	—
Equity (loss) earnings in Montana Tunnels joint venture (Note 9)	(3,236)	10,326	5,068
Net (loss) income and comprehensive (loss) income	$ (61,650)	$ 1,202	$ (13,897)
Basic and diluted net (loss) income per share:	$ (0.25)	$ 0.01	$ (0.10)
Basic weighted-average number of shares outstanding	245,404	185,059	145,645
Diluted weighted-average number of shares outstanding (Note 16)	245,404	212,139	145,645

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GOLD CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIENCY) EQUITY

	Number of Shares	Common Stock	Note Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
	(U.S. dollars and shares in thousands)					
Balance, December 31, 2006	142,281	$158,790	$ 1,062	$31,964	$(184,877)	$ 6,939
Shares issued for services	120	52	—	—	—	52
Shares issued for Huizopa settlement (Note 12(c)(i))	1,000	540	—	—	—	540
Shares issued for Black Fox mineral rights (Note 12(c)(ii))	1,058	527	—	—	—	527
Flow-through shares issued for cash and related compensation warrants (Note 12(c)(iii))	7,455	3,224	—	58	—	3,282
Note warrants (Note 10(b))	—	—	2,292	—	—	2,292
Debenture compensation warrants (Note 10(b))	—	—	—	467	—	467
Note warrants exercised	3,934	2,506	(1,062)	129	—	1,573
Conversion of debentures (Note 10(b))	400	151	—	4,074	—	4,225
Redemption of debentures	—	—	—	1,809	—	1,809
Stock-based compensation	—	—	—	962	—	962
Net loss and comprehensive loss	—	—	—	—	(13,897)	(13,897)
Balance, December 31, 2007	156,248	165,790	2,292	39,463	(198,774)	8,771
Shares issued for services (Note 12(b)(i))	650	351	—	—	—	351
Units issued for cash and related compensation warrants (Note 12(b)(ii))	40,806	14,885	—	3,247	—	18,132
Flow-through shares issued for cash and related compensation warrants (Note 12(b)(iii))	20,000	6,143	—	104	—	6,247
Warrants issued for services (Note 12(b)(iv))	—	—	—	2,907	—	2,907
Warrants exercised	3,272	1,463	(58)	(1)	—	1,404
Conversion of debentures (Note 10(b))	1,884	819	—	1,686	—	2,505
Stock-based compensation	—	—	—	835	—	835
Net income and comprehensive income	—	—	—	—	1,202	1,202
Balance, December 31, 2008	222,860	189,451	2,234	48,241	(197,572)	42,354
Cumulative effect of change in accounting principle (Note 3(s))	—	—	—	(6,939)	(1,531)	(8,470)
Shares issued for services (Note 12(a)(ii and iii))	5,173	1,553	—	—	—	1,553
Shares issued in settlement of interest (Note 10(b) and Note 12(a)(iii))	2,445	772	—	—	—	772
Warrants issued for services (Note 10(a) and Note 12(a)(ii and iii))	—	—	—	961	—	961
Warrants exercised (Note 12(a)(i))	7,612	1,416	—	—	—	1,416
Shares issued for cash and related compensation warrants (Note 12(a)(iv))	26,111	9,577	—	294	—	9,871
Expiration of note warrants	—	—	(2,234)	2,234	—	—
Stock-based compensation	—	—	—	764	—	764
Net loss and comprehensive loss	—	—	—	—	(61,650)	(61,650)
Balance, December 31, 2009	264,201	$202,769	$ —	$45,555	$(260,753)	$(12,429)

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(In thousands of U.S. dollars)		
Operating Activities			
Net (loss) income for the year	$(61,650)	$ 1,202	$(13,897)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,978	100	104
Amortization of deferred financing costs	87	160	105
Financing costs	—	—	174
Stock-based compensation	764	835	962
Shares issued for services and settlement of claims (Note 12(a)(ii & iii) and (c)(i))	4,020	—	592
Accretion expense – accrued site closure costs	369	—	—
Accretion expense – amortization of debt discount	2,719	—	—
Accretion expense – convertible debentures	1,433	4,382	9,075
Interest paid on convertible debentures	(567)	(1,016)	(1,016)
Net change in value of derivative instruments	37,972	1,549	(2,101)
Net change in value of equity-linked financial instruments	10,720	—	—
Foreign exchange loss and other	(1,138)	1,283	572
Deferred income taxes	(73)	(2,380)	—
Net change in non-cash operating working capital items (Note 20)	(1,611)	(1,634)	1,750
Equity investment in Montana Tunnels joint venture	3,236	(10,326)	(5,068)
Earnings distribution from Montana Tunnels joint venture	132	8,555	3,040
Net cash provided by (used in) operating activities	3,391	2,710	(5,708)
Investing Activities			
Property, plant and equipment expenditures	(55,591)	(29,826)	(2,568)
Purchase of long-term investments	—	—	(1,500)
Restricted cash, restricted certificates of deposit, and other long-term assets	(2,395)	(12,054)	(3,459)
Net cash used in investing activities	(57,986)	(41,880)	(7,527)
Financing Activities			
Proceeds on issuance of shares and warrants	10,739	26,263	3,954
Proceeds from exercise of warrants and options	1,416	1,404	1,573
Proceeds on issuance of convertible debentures and note warrants	—	—	8,062
Proceeds from issuance of long-term debt	66,534	21,105	8,000
Repayment of convertible debentures	—	—	(8,731)
Repayments of long-term debt	(23,643)	(9,694)	(1,864)
Net cash provided by financing activities	55,046	39,078	10,994
Effect of exchange rate changes on cash and cash equivalents	(451)	(1,242)	(143)
Net decrease in cash and cash equivalents	—	(1,334)	(2,384)
Cash and cash equivalents, beginning of year	—	1,334	3,718
Cash and cash equivalents, end of year (Note 20)	$ —	$ —	$ 1,334
Supplemental cash flow information			
Interest paid	$ 5,555	$ 1,504	$ 1,035
Income taxes paid	$ 35	$ 95	$ —

See Note 20 for additional supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

1. CONTINUING OPERATIONS

These consolidated financial statements are prepared on the basis of a going concern which assumes that Apollo Gold Corporation ("Apollo" or the "Company") will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. To date the Company has funded its operations through issuance of debt and equity securities and cash generated by the Black Fox mine and the Montana Tunnels joint venture (Note 9). The Company's ability to continue as a going concern is dependent on its ability to continue to issue debt and/or equity securities, and/or continue to generate cash flow from the Black Fox mine.

As of December 31, 2009, the Company has a working capital deficiency of $37.7 million, an accumulated deficit of $260.8 million and a shareholders' deficiency of $12.4 million. As at December 31, 2009, the Company held no cash and cash equivalents and had current debt repayment obligations of $39.5 million consisting of (1) the current portion of the project financing facility of $29.1 million, $15.3 million of which was originally due in 2009 (See Note 10(a)), (2) the outstanding principal and interest due on the Series 2007-A convertible debentures of $5.1 million (Note 10(b)), and (3) $5.3 million for capital leases and other current debt. As a result, there is substantial doubt that the Company will continue as a going concern.

On March 9, 2010, the Company signed a binding letter of intent ("LOI") with Linear Gold Corporation ("Linear") pursuant to which (i) the businesses of Apollo and Linear would be combined by way of a court-approved plan of arrangement (the "Arrangement") pursuant to the provisions of the Canada Business Corporations Act ("CBCA") and (ii) Linear would purchase approximately 62,500,000 common shares of Apollo at a price of Cdn$0.40 per common share for aggregate proceeds of Cdn$25.0 million (the "Private Placement"). The Private Placement is expected to be completed on or before March 19, 2010.

In addition, on March 9, 2010, the Company and the two banks (the "Banks") associated with the $70.0 million project financing facility (the "Project Facility") (See Note 10(a)) agreed to amend the Project Facility with a revised repayment schedule for 2010, as more fully described in Note 24 Subsequent Events, amounting to $35.0 million, which would result in a balance owing to the Banks at December 31, 2010 of $35.0 million. The Company is still in discussion with the Banks regarding the rescheduling of the quarterly repayments, covering the period March 2011 to March 2013, for the balance of the debt.

If the Company is unable to generate sufficient cash flow from Black Fox, unable to reschedule the quarterly installment payments under the Project Facility, complete the Arrangement and/or secure additional financing, it may be unable to continue as a going concern and material adjustments would be required to the carrying value of assets and liabilities and balance sheet classifications.

2. NATURE OF OPERATIONS

Apollo is engaged in gold mining including extraction, processing, refining and the production of other byproduct metals, as well as related activities including the exploration and development of potential mining properties and acquisition of mining claims. Apollo owns Black Fox, an open pit mine and mill located near Matheson in the Province of Ontario, Canada ("Black Fox"). Mining of ores at Black Fox began in March 2009, milling operations commenced in April 2009, and commercial production commenced in late May 2009. Exploration properties adjacent to the Black Fox mine include the Grey Fox and Pike River properties.

During 2009, the Company was the operator of the Montana Tunnels mine, which was a 50% joint venture with Elkhorn Tunnels, LLC ("Elkhorn"). The Montana Tunnels mine is an open pit mine and mill located in the State of Montana that produces gold doré and lead-gold and zinc-gold concentrates. The Montana Tunnels mine ceased mining operations in December 2008 and was placed on care and maintenance in April 2009. On February 1, 2010, the Company sold its 100% interest in Montana Tunnels Mining, Inc. ("MTMI"), which held the Company's remaining 50% interest in the Montana Tunnels joint venture to Elkhorn, for consideration of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates with an aggregate outstanding balance of approximately $9.5 million (Note 9).

2. NATURE OF OPERATIONS – (continued)

Apollo also owns Mexican subsidiaries which own concessions at the Huizopa exploration project (the "Huizopa Project"), located in the Sierra Madres in Chihuahua, Mexico. The Huizopa Project is subject to an 80% Apollo/20% Minas de Coronado joint venture agreement. Currently the Company funds 100% of exploration activity for the Huizopa Project.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Apollo are prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") and except as described in Note 23, conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"). The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

(a) Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. All intercompany balances and transactions are eliminated upon consolidation. Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, are entities in which control is achieved through means other than voting rights. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company did not hold any VIEs as of December 31, 2009 and 2008.

The Company's 50% interest in the joint venture at the Montana Tunnels mine, which is subject to joint control, is accounted for using the equity method, whereby the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a similar amount.

(b) Measurement uncertainties

The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used herein include those relating to gold and other metal prices, recoverable proven and probable reserves, available operating capital, depreciation and depletion, realized value of inventory, valuation of warrants, derivative instruments, stock-based compensation, required reclamation costs, and contingencies and commitments. These estimates each affect management's evaluation of asset impairment and the recorded balances of property, plant and equipment, reclamation and site closure costs and the future tax asset valuation allowance. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

(c) Foreign currency transactions and translation

The Company's functional currency is the US dollar. Transactions denominated in Canadian dollars have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. The carrying value of monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the year-end exchange rate. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities were assumed. Exchange gains and losses are included in operating results.

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

(d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and term deposits. The original maturity dates of term deposits are not in excess of 90 days. Because of the short maturity of these investments, the carrying amounts approximate their fair value. As of December 31, 2009 and 2008, the Company had no cash or cash equivalents.

(e) Financial Instruments

The Company classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Debt transaction costs are allocated to the related debt and amortized over the life of the loan using the effective interest method. Equity transaction costs are recorded in equity.

The Company has designated its cash and cash equivalents and derivative instruments as held for trading, which are both measured at fair value. Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost. Long-term investments which is comprised of auction rate securities held by the Company (Note 7), restricted cash, and restricted certificates of deposit are classified as available for sale, and are measured at fair value. Accounts payable and accrued liabilities, convertible debentures, and notes payable and other current debt are classified as other liabilities, which are measured at amortized cost.

(f) Long-term investments

The Company accounts for its investments in auction rate securities as available-for-sale securities (see Note 7).

(g) Inventories

Doré inventory is stated at the lower of weighted-average production cost and net realizable value. Production costs for doré inventory includes direct production costs and attributable overhead and depreciation incurred to bring the material to its current point in the processing cycle. Stockpiled ore inventory represents ore that has been mined and is available for further processing. Work-in-process inventories, including stockpiled ore and in-circuit gold inventory, are valued at the lower of weighted-average production cost and net realizable value. Materials and supplies are valued at the lower of average direct cost of acquisition and net realizable value.

General and administrative costs for corporate offices are not included in any inventories. Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable.

(h) Property, plant and equipment

Mine development costs are capitalized after proven and probable reserves have been identified. Amortization is calculated using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a units-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives. Repair and maintenance costs are expensed as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

Financing and acquisition costs including interest and fees are capitalized to the extent that expenditures are incurred for the acquisition of assets and mineralized properties and related development activities. Capitalization ceases when saleable minerals are produced from the ore body of an asset or property.

In the normal course of business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of capital leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the assets are amortized on a basis consistent with other owned assets. The Company has also entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as operating leases. For operating leases, lease expense is recognized on a straight-line basis over the life of the lease.

(i) Mineral rights

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

(j) Stripping costs

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as "pre-stripping costs". Pre-stripping costs are capitalized during the development phase of an open pit mine. The production phase of an open pit mine commences when saleable materials are produced. Stripping costs incurred during the production phase of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold in the associated open pit.

(k) Exploration expenditures

Exploration expenditures are expensed as incurred during the reporting period.

(l) Property evaluations

The Company evaluates the carrying amounts of its mining properties and related buildings, plant and equipment at least annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Annually, or if the Company has reason to believe that an impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future metals prices and estimated operating and capital costs. The inclusion of mineral resources is based on various factors, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate the mineral resources are commercially recoverable. If the future undiscounted cash flows are less than the carrying value of the assets, the assets will be written down to fair value, determined using discounted cash flows, and the write-off charged to earnings in the current period.

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

(m) Derivative instruments

Historically, Apollo's policy has been to provide shareholders with leverage to changes in the gold price by selling gold production at market prices. However, in conjunction with obtaining financing for the Black Fox mine, the Company has entered into derivative contracts to protect the selling price for certain anticipated gold production (see Note 5).

The Company has not applied hedge accounting to these transactions. As a result, the Company accounts for these contracts as investments and records the changes in unrealized gains and losses in the statement of income each period. These changes can be very significant, and will vary greatly along with fluctuations in the gold market. These fluctuations are out of the Company's control. Variations in the fair value of these derivatives affect whether they are recorded as current or long-term assets, or current or long-term liabilities at each balance sheet date.

(n) Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation.

(o) Revenue recognition

Revenue from the sale of gold is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred in accordance with the terms of the arrangement; the price is fixed or determinable and collectability is reasonably assured. Revenue for gold bullion is recognized at the time of delivery and transfer of title to counter-parties.

(p) Stock incentive plans

The Company accounts for stock options using the fair value based method of accounting for all stock-based awards. The Company uses the Black-Scholes option pricing model to estimate fair value and records stock-based compensation in operations over the vesting periods of the awards. If and when the stock options are ultimately exercised, the applicable amounts of additional contributed surplus are transferred to share capital. Upon exercise of stock options, new shares are issued. The Company does not expect to repurchase shares in 2010 for purposes of settling stock option exercises.

(q) Income taxes

The Company accounts for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the substantively enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

the estimated realizable amount. Although the Company has tax loss carryforwards (see Note 15), there is uncertainty as to utilization prior to their expiry. Accordingly, the future income tax asset amounts have been fully offset by a valuation allowance.

The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents (see Note 4(c))

(r) Income (loss) per share

The basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. The fully diluted income (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options, share purchase warrants and convertible debentures, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the "treasury stock method" and "if converted method", as applicable, are used for the assumed proceeds upon the exercise of stock options, warrants and convertible debentures that are used to purchase common shares at the average market price of the common share during the year.

(s) Equity-linked financial instruments

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity's own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity's own stock which would qualify as a scope exception from hedge accounting. The provisions of the updated guidance were adopted January 1, 2009.

Under the guidance, an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. As of December 31, 2009 and January 1, 2009, the Company had 103.0 million and 64.7 million outstanding warrants to purchase common shares of the Company, respectively, that were either (a) denominated in a currency (Canadian dollars) other than its functional currency (US dollars) or (b) subject to a potential strike-price adjustment (the warrants issued November 8, 2006 which were exercisable at $0.176

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

as of January 1, 2009). As such, these warrants are not considered to be indexed to the Company's own stock, which precludes the warrants from meeting the scope exception under the guidance. The warrants thereby are accounted for separately as derivative instruments, rather than as equity instruments. Accordingly, the Company assessed the fair value of these warrants as of January 1, 2009 and recorded a reduction in additional paid-in capital of $6.9 million, an increase in opening retained deficit of $1.5 million and an $8.4 million increase in liabilities. During the year ended December 31, 2009, the Company issued additional Canadian dollar-denominated warrants; these warrants were valued at $8.13 million upon issuance and were recognized as liabilities. As of December 31, 2009, the Company has assessed the fair value of the outstanding warrants subject to this accounting guidance and recorded a loss of $10.7 million on the fair value change of the warrants.

These warrants were fair valued at January 1 and December 31, 2009 using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company's share price of 81% and 78%, weighted average expected lives of the warrants of 3.2 and 2.6 years, and weighted average annual risk-free rates of 1.4% and 1.8%, respectively.

(t) Adoption of recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission ("SEC") and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for the Company's interim quarterly period beginning July 1, 2009. The adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the ASC guidance for fair value measurements and disclosure was updated to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. This guidance does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of the updated guidance were adopted January 1, 2008. In February 2008, the FASB staff issued an update to the guidance which delayed the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted the updated guidance for the Company's nonfinancial assets and liabilities measured at fair value on a nonrecurring basis on January 1, 2009.

All of the Company's financial assets and liabilities are measured at fair value using Level 1 inputs with the exception of (1) derivative contracts which use Level 2 inputs and (2) auction rate securities which use Level 3 inputs (See Note 7). The adoption of updated guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

In October 2008, the guidance was further updated to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. The guidance states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and, in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. The guidance was effective upon issuance. The Company has incorporated the principles of updated guidance in determining the fair value of financial assets when the market for those assets is not active, specifically its auction rate securities.

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

In April 2009, the guidance was further updated to provide additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. The provisions of this updated guidance were adopted April 1, 2009. The adoption of the guidance did not have an impact on the Company's fair value measurements.

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's derivative instruments (see Note 5), equity-linked financial instruments (see Note 3(s)), and auction rate securities (see Note 7) represent those financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's derivative instruments are valued using market prices. These derivatives trade in liquid markets, and as such, market prices can generally be verified and do not involve significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

The Company's auction rate securities are reviewed for fair value on at least a quarterly basis. The auction rate securities are traded in markets that are not active, trade infrequently and have little price transparency. The Company has estimated the fair values based on weighted average risk calculations using probabilistic cash flow assumptions. The auction rate securities are classified within Level 3 of the fair value hierarchy.

In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of the updated guidance were adopted January 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

In December 2007, the ASC guidance for noncontrolling interests was updated to establish accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The provisions of the updated guidance were adopted January 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

In March 2008, the ASC guidance for derivatives and hedging was updated for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The provisions of the updated guidance were adopted January 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

In May 2008, the ASC guidance for convertible debt instruments was updated. The guidance was updated to specify that issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As the Company has had no convertible debt instruments that could be settled in cash upon conversion, whether in full or partially, the adoption of the adopted guidance had no impact on the Company's financial position, results of operations, or cash flows.

In June 2008, the ASC guidance for share-based payment transactions was updated. The guidance was updated to address whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in ASC guidance for earning per share disclosures. The provisions of the updated guidance were adopted January 1, 2009. The adoption of the guidance had no impact on the Company's financial position, results of operations, cash flows, or earnings per share data.

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity's own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity's own stock which would qualify as a scope exception from hedge accounting. The provisions of the updated guidance were adopted January 1, 2009. Refer to Note 3(s).

In April 2009, the ASC guidance for interim disclosures about fair value of financial instruments was updated to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance was also updated to require those disclosures in summarized financial information at interim reporting periods. The provisions of the updated guidance were adopted April 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

In August 2009, the ASC guidance for fair value measurements and disclosure was updated to further define fair value of liabilities. This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for the Company's interim reporting period beginning October 1, 2009. The provisions of the updated guidance were adopted October 1, 2009. The adoption had no impact on the Company's financial position, results of operations, or cash flows.

(u) Recently issued accounting pronouncements

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

3. SIGNIFICANT ACCOUNTING POLICIES – (continued)

effective for the Company's fiscal year beginning January 1, 2010. The Company does not expect the adoption of this guidance to have an impact on consolidated financial position, results of operations or cash flows.

4. RESTRICTED CASH AND RESTRICTED CERTIFICATES OF DEPOSIT

As at December 31 restricted cash and restricted certificates of deposit are as follows:

	2009	2008
Restricted cash, current		
Debt covenants (a)	$ —	$10,000
Project Facility (b)	2,108	—
Unexpended flow-through funds (c)	4,623	3,827
	$ 6,731	$13,827
Restricted certificates of deposit, non-current		
Site closure obligations – Black Fox (d)	$14,805	$ 3,821

(a) Debt covenants

The Restricted cash — Debt covenants represents $9.0 million cash on deposit designated as partial security for the Bridge Facility (Note 10(d)) and $1.0 million cash on deposit designated as partial security for the Credit Facility (Note 10(c)). As of December 31, 2008, the $9.0 million deposit could only be used for the development of Black Fox once the Company had satisfied certain conditions set out in the Bridge Facility agreement. In February 2009, the Company satisfied the conditions and withdrew the balance of the Bridge Facility of $9.0 million.

(b) Project Facility

The Restricted cash — Project Facility represents $2.1 million cash on deposit held in a restricted account. The balance may be used to settle operational expenses at both Black Fox and the corporate office, but requires approval from the Banks prior to use. The balance has been classified as a current asset as it was utilized in the first quarter of 2010 to settle such operational expenses. The Project Facility is described in detail at Note 10(a).

(c) Proceeds from flow-through share offering

Notwithstanding whether there is a specific requirement to segregate the funds, the funds received through the offering of flow-through shares (Note 12(a)(iv)) which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents.

(d) Site closure obligation — Black Fox

The bonding requirements for the closure obligations for the Black Fox mine and mill sites have been agreed with the Ontario Ministry of Northern Development and Mines ("MNDM"). The restricted certificates of deposits represent $14.8 million (Cdn$15.6 million) and $3.8 million (Cdn$4.6 million) pledged to the MNDM as of December 31, 2009 and 2008, respectively.

5. DERIVATIVE INSTRUMENTS

Fair value of derivative instruments consists of:

	December 31, 2009			December 31, 2008		
	Cost Basis	Unrealized Gain (Loss)	Fair Value	Cost Basis	Unrealized Gain (Loss)	Fair Value
Assets						
Canadian dollar purchase contracts	$—	$ 6,805	$ 6,805	$—	$ —	$ —
Gold, silver and lead contracts	—	—	—	—	552	552
Less: Current portion	—	(1,961)	(1,961)	—	(552)	(552)
Long-term portion	$—	$ 4,844	$ 4,844	$—	$ —	$ —
Liabilities						
Gold forward sales contracts	$—	$(44,225)	$(44,225)	$—	$ —	$ —
Less: Current portion	—	12,571	12,571	—	—	—
Long-term portion	$—	$(31,654)	$(31,654)	$—	$ —	$ —

On February 20, 2009, the Company entered into a $70.0 million Project Facility with two banks relating to Black Fox (Note 10(a)). As required by the terms of the Project Facility, the Company entered into a derivative program covering a portion of the Company's forecasted gold sales and forecasted Canadian dollar operating costs, with the Banks acting as counterparties.

The original derivative program included gold forward sales of 250,430 ounces, representing approximately 60% of the Company's forecasted sales beginning in May 2009 and continuing over the four year term of the Project Facility. The weighted average price of the sales program is $876 per ounce of gold. During the year ended December 31, 2009, the Company realized a $7.0 million loss on the settlement of gold futures contracts covering 50,099 ounces of gold.

The original foreign exchange derivative program was for the Canadian dollar equivalent of $58 million representing approximately 30% of the Company's forecasted Canadian dollar operating costs beginning in May 2009 and continuing over the four year term of the Project Facility. The weighted average price of the sales program is Cdn$1.21 per $1. During the year ended December 31, 2009, the Company realized gains of $0.8 million for the settlement of the Canadian dollar equivalent of $8.1 million foreign exchange contracts.

Settlements of the remaining gold forward sales contracts and Canadian dollar foreign exchange contracts as of December 31, 2009 are as follows (table not in thousands):

	Gold Forward Sales Contracts		Canadian Dollar Foreign Exchange Contracts		
Year of Settlement	Gold Ounces	Average Contract Price Per Ounce	Pay US Dollars (Millions)	Exchange Rate (Cdn$/USD)	Purchase Canadian Dollars (Millions)
2010	57,646	$876	$13.4	$1.21	$16.3
2011	54,704	$876	$16.1	$1.21	$19.5
2012	73,458	$876	$16.3	$1.21	$19.7
2013	14,523	$876	$ 4.1	$1.21	$ 4.9
	200,331		$49.9		$60.4

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

5. DERIVATIVE INSTRUMENTS – (continued)

The Company did not apply hedge accounting to these transactions. As a result, the Company accounts for these derivative instruments as investments and records the changes in unrealized gains and losses in the consolidated statement of operations each period. The fair value of these derivatives is recorded as an asset or liability at each balance sheet date as follows:

	Asset Derivatives				Liability Derivatives			
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments under ASC 815-20								
Gold forward contracts	n/a	$ —	Derivative instruments	$ 54	Derivative instruments	$ 44,225	n/a	$ —
Silver forward contracts	n/a	—	Derivative instruments	139	n/a	—	n/a	—
Lead forward contracts	n/a	—	Derivative instruments	359	n/a	—	n/a	—
Canadian currency forward contracts	Derivative instruments	6,805	n/a	—	n/a	—	n/a	—
Total derivatives		$ 6,805		$ 552		$ 44,225		$ —

Gold, silver and lead contracts outstanding as of December 31, 2008 were related to the Montana Tunnels operations. These contracts matured and were settled during the first quarter of 2009.

6. INVENTORIES

Inventories consist of:

	2009	2008
Doré inventory	$3,186	$—
In-circuit gold inventory	1,561	—
Stockpiled ore inventory	2,633	—
Materials and supplies	809	—
	$8,189	$—

7. INVESTMENTS

The Company acquired auction rate securities ("ARS") in 2007, which are recorded in long-term investments, with a face value of $1.5 million. During the years ended December 31, 2009 and 2008, there were no purchases, sales, or settlements of these ARS. The ARS mature in 2033. The Company has recorded an other than temporary impairment on its ARS, within foreign exchange loss and other in the consolidated statement of operations of $0.05, $0.39 and $0.03 million for the years ended December 31, 2009, 2008 and 2007, respectively, and as such, no amounts have been recorded in other comprehensive income. The adjusted cost basis and fair value of ARS at both December 31, 2009 and 2008 was $1.0 and $1.1 million, respectively. The ARS are pledged as collateral for a $0.9 million margin loan.

The Company's ARS investments are valued using a probability-weighted discounted cash flow valuation. The Company's valuation of the ARS investments considers possible cash flows and probabilities forecasted under certain potential scenarios. Each scenario's cash flow is multiplied by the probability of that scenario occurring. The major inputs included in the valuation are: (i) maximum contractual ARS interest rate,

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

7. INVESTMENTS – (continued)

(ii) probability of passing auction/early redemption at each auction, (iii) probability of failing auction at each auction, (iv) probability of default at each auction, (v) severity of default, and (vi) discount rate. Changes in these assumptions to reasonably possible alternative assumptions would not significantly affect the Company's results.

The following table summarizes the effect of changes in fair value on the Company's carrying value of ARS:

Value of ARS upon acquisition	$1,500
Other than temporary impairment	(33)
Balance, December 31, 2007	1,467
Other than temporary impairment	(386)
Balance, December 31, 2008	1,081
Other than temporary impairment	(45)
Balance, December 31, 2009	$1,036

8. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 are as follows:

	2009			2008		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mine assets						
Building, plant and equipment	$ 79,345	$5,137	$ 74,208	$30,737	$770	$29,967
Mining properties and development costs	35,606	1,961	33,645	21,043	—	21,043
	114,951	7,098	107,853	51,780	770	51,010
Mineral rights	8,715	397	8,318	8,033	—	8,033
Total property, plant and equipment	$123,666	$7,495	$116,171	$59,813	$770	$59,043
Leased assets included above in Building, plant and equipment	$ 16,139	$ 615	$ 15,524	$ 1,581	$ 70	$ 1,511

9. MONTANA TUNNELS JOINT VENTURE

During 2009, the Company was party to a joint venture agreement with Elkhorn Tunnels, LLC ("Elkhorn") in respect to the Montana Tunnels mine. While both the Company and Elkhorn carried a 50% interest in the joint venture, the Company was designated as the operator of the mine under the agreement. The Montana Tunnels mine is an open pit mine and mill producing gold doré and lead-gold and zinc-gold concentrates. The joint venture ceased mining at Montana Tunnels on December 5, 2008 and completed milling of stockpiled ore at the end of April 2009; the mine was at that time placed on care and maintenance. During the third quarter of 2009, the Company entered into an agreement to sell its 50% interest in the Montana Tunnels mine to Elkhorn.

On February 1, 2010, the Company sold its 100% interest in MTMI, which held the Company's remaining 50% interest in the Montana Tunnels joint venture to Elkhorn, for consideration of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates with an aggregate

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

9. MONTANA TUNNELS JOINT VENTURE – (continued)

outstanding balance of approximately $9.5 million (the "Elkhorn Notes"). Based on a valuation performed on the property securing the Elkhorn Notes using Level 3 inputs (See Note 3(t)) an impairment of $0.3 million was recorded for the Montana Tunnels equity interest as of December 31, 2009.

Apollo accounted for its 50% interest in the Montana Tunnels joint venture using the equity method, whereby the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a similar amount.

Summarized financial information for the Montana Tunnels joint venture is as follows, including a reconciliation of the Company's equity investment in the venture:

	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 256	$ 24
Other non-cash current assets	1,808	12,432
Current assets	2,064	12,456
Property, plant and equipment	10,264	12,076
Restricted certificates of deposit	16,374	16,418
Total assets	28,702	40,950
Current liabilities	2,044	7,648
Accrued site closure costs	19,778	18,330
Other long-term liabilities	—	1,192
Total liabilities	21,822	27,170
Total equity	6,880	13,780
Less: Elkhorn equity interest in Montana Tunnels	(3,440)	(6,890)
Apollo equity investment in Montana Tunnels	$ 3,440	$ 6,890

Summarized results of the operations of the Montana Tunnels joint venture is as follows, including a reconciliation of the Company's equity earnings in the venture:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Revenue from sale of minerals	$20,422	$92,774	$76,948
Direct operating costs	23,576	67,664	62,246
Depreciation and amortization	1,282	2,540	2,098
Impairment	558	—	—
Accretion expense – accrued site closure costs	1,448	1,436	1,014
	26,864	71,640	65,358
Operating (loss) income	(6,442)	21,134	11,590
Interest income	78	286	438
Interest expense	(108)	(768)	(1,892)
Net (loss) income	$ (6,472)	$20,652	$10,136
Less: Elkhorn equity share of net (loss) income	(3,236)	10,326	5,068
Apollo equity (loss) income in Montana Tunnels	$ (3,236)	10,326	5,068

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

10. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2009	December 31, 2008
Black Fox Project Facility (a)	$ 62,514	$ —
Convertible debentures (b)	4,926	8,045
Credit facility (c)	—	2,762
Bridge facility (d)	—	15,087
Capital leases (e)	15,320	1,447
Notes payable and other (f)	1,009	1,107
Total debt	83,769	28,448
Less: current portion of long-term debt	(34,860)	(22,909)
Total long-term debt	$ 48,909	$ 5,539

As of December 31, 2009, long-term debt is repayable as follows:

	Black Fox Project Facility(1)	Convertible Debentures(2)	Capital leases	Notes payable and other	Total
2010	$ 29,100	$ 5,062	$ 4,295	$ 1,009	$ 39,466
2011	10,200	—	4,355	—	14,555
2012	24,500	—	3,709	—	28,209
2013	6,200	—	3,557	—	9,757
2014	—	—	1,908	—	1,908
Total payments due under long-term debt	70,000	5,062	17,824	1,009	93,895
Less: imputed interest	—	(136)	(2,504)	—	(2,640)
Less: unamortized debt discount	(7,486)	—	—	—	(7,486)
Total debt	62,514	4,926	15,320	1,009	83,769
Less: current portion of long-term debt	(25,628)	(4,926)	(3,297)	(1,009)	(34,860)
Total long-term debt	$ 36,886	$ —	$12,023	$ —	$ 48,909

(1) On March 9, 2010, the repayment schedule for the Black Fox Project Facility was revised (see Note 24(d)).

(2) On February 26, 2010, the maturity date of the convertible debentures was extended to August 23, 2010 (see Note 24(b)).

(a) Black Fox Project Facility

(i) Financing agreement

On February 20, 2009, the Company entered into a $70.0 million project financing agreement (the "Project Facility") with two banks (the "Banks") relating to Black Fox. By June 2, 2009, the Company had borrowed the total amount of the $70.0 million available under the Project Facility. On February 23, 2009, the Company used $15.0 million of the proceeds from the Project Facility to repay the $15.0 million bridge

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

10. LONG-TERM DEBT – (continued)

facility entered into on December 10, 2008 (the "Bridge Facility") and has utilized the remaining $55.0 million to complete the development of Black Fox and to provide for certain agreed corporate expenditures.

The terms of the Project Facility include: (i) a commitment by the Banks to lend to the Company up to $70.0 million available for drawdown between February 20, 2009 and June 30, 2009; (ii) interest on the outstanding principal amount accruing at a rate equal to the London interbank offered rate ("LIBOR") plus 7% per annum and payable in monthly installments commencing March 31, 2009 (currently the LIBOR rate is the one-month rate but the LIBOR rate used may be monthly, quarterly or such other period as may be agreed to by the Banks and the Company); (iii) scheduled repayment of the principal amount in unequal quarterly amounts originally scheduled to commence September 30, 2009 (see paragraph below for discussion regarding rescheduling of quarterly payments) with the final repayment no later than March 31, 2013; and (iv) an arrangement fee of $3.5 million, which was paid by the Company to the Banks in cash on February 23, 2009. The average monthly LIBOR rate charged to the Company during the year ended December 31, 2009 was 0.3%.

Borrowings under the Project Facility are secured by substantially all of the Company's assets, including the Black Fox Project, and the common stock of its subsidiaries. The Project Facility contains various financial and operational covenants that impose limitations on the Company which include, among other requirements, the following: maintenance of certain financial coverage ratios and minimum project ore reserves, satisfaction of a minimum tangible net worth test, and the operation of Black Fox in compliance with an agreed cash flow budgeting and operational model. In addition, the Black Fox Project is subject to a completion test that must be satisfied by March 31, 2010. As at December 31, 2009, the Company was in compliance with the various financial covenants of the Project Facility. However, as a result of lower than planned gold production, during the third quarter of 2009 a "review event" as defined in the Project Facility was triggered. The occurrence of a review event allows the Banks to review the Project Facility and determine if they wish to continue with the Project Facility. On September 28, 2009, the Banks agreed to defer (i) the first scheduled repayment of $9,300,000 due on September 30, 2009 under the Project Facility (the "First Repayment") and (ii) the requirement to fund the associated debt service reserve account (the "Funding Obligation") also due on September 30, 2009, which, in accordance with the terms of the Project Facility, requires a reserve amount equal to, at all times after initial funding, the greater of $5,000,000 or the aggregate repayment amount due on the next repayment date. On December 30, 2009, the Banks agreed to further defer the First Repayment and the Funding Obligation, and to defer the second scheduled repayment of $6,000,000 due on December 31, 2009, in each case, until the earlier to occur of (i) the completion of the Bank's technical review process of the Black Fox mine or (ii) March 31, 2010. These deferrals will enable the Banks and the Company to complete an ongoing technical review of the Black Fox project with the objective of rescheduling the quarterly repayment installments under the Project Facility.

In consideration for providing the financing, the Banks were issued an aggregate of 34,836,111 warrants ("Banks' Compensation Warrants") at an exercise price of $0.201 (Cdn$0.252) per share (subject to anti-dilution adjustments) that expire on February 20, 2013. The Banks' Compensation Warrants are in addition to the 42,614,254 common share purchase warrants issued to the Banks in connection with the Bridge Facility (see Note 10(d)). The Banks' Compensation Warrants were assigned a fair value of $7.4 million on issuance, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 81%, an expected life of the warrants of four years, and an annual risk-free rate of 1.9%.

The Company recorded a $10.9 million discount on the Project Facility, comprised of the $3.5 million arrangement fee and the $7.4 million fair value of the Banks' Compensation Warrants, which discount will be accreted over the life of the loan using an effective interest rate of 7.1% and charged to interest expense. The accreted interest from the date of loan origination through May 24, 2009 (the date on which Black Fox

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

10. LONG-TERM DEBT – (continued)

entered commercial production) was capitalized to Black Fox. Additionally, the Company recorded $0.6 million of debt transactions costs that are treated similarly to the discount on the Project Facility.

On March 9, 2010, the Project Facility was amended to revise the repayment schedule and certain other terms (see Note 24(d)).

(ii) Derivative program in connection with the Project Facility

As a part of the Project Facility, the Company and the Banks have entered into a derivative program covering a portion of both the Company's gold sales and its Canadian dollar operating costs over the four year term of the Project Facility (Note 5).

(iii) Additional debt transaction costs resulting from the Project Facility

Under the terms of a previously existing engagement letter between the Company and a certain financial advisory services firm (the "Firm") pursuant to which the Firm agreed to provide financial advisory services to the Company, the Project Facility constituted an "alternative transaction" that required the Company to compensate the Firm by issuing to it 2,172,840 common shares and 2,567,901 common share purchase warrants exercisable for a two year period at an exercise price of $0.205 (Cdn$0.256). In addition, the Company was required to compensate the Firm for related financial advisory services by issuing to it 1,000,000 common shares of the Company. The Company recorded debt transaction costs of $1.2 million comprised of $0.8 million for the common shares issued to the Firm and $0.4 million for the warrants issued to the Firm. The warrants were assigned a fair value of $0.4 million on issuance, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 80%, an expected life of the warrants of two years, and an annual risk-free rate of 1.2%

(b) Convertible debentures

On February 23, 2007, the Company completed a private placement of $8.6 million aggregate principal amount of Series 2007-A convertible debentures ("2007 Debentures"). Each $1,000 of principal amount of 2007 Debentures included 2,000 common share purchase warrants ("2007 Debenture Warrants"). The 2007 Debentures carried a maturity date of February 23, 2009 and bore interest at a rate of 12% per annum during the first year and 18% per annum during the second year, payable annually beginning on February 23, 2008. During 2008 and 2007, $0.7 million and $0.2 million principal amount of 2007 Debentures, respectively, were converted under normal terms. There were no 2007 Debentures converted under normal terms in 2009. See below for a discussion of the February 2009 repayment of a portion of the 2007 Debentures and the restructuring of the terms of the remaining 2007 Debentures.

The 2007 Debentures were convertible, at the option of the holder, at any time prior to maturity into common shares of the Company at a price of $0.50 per common share. The Company has the option to force conversion of the 2007 Debentures under certain circumstances. The 2007 Debenture Warrants bore an exercise price of $0.50 per common share and had a term of two years from the date of grant.

On the date of issuance of the 2007 Debentures, the gross proceeds of $8.6 million were allocated to the relative fair values of the Debentures ($3.2 million), the beneficial conversion feature represented by the holder's option to convert the principal balance into common shares immediately upon issuance ($2.7 million), and the 2007 Debenture Warrants ($2.7 million). The $3.2 million fair value of the 2007 Debentures was classified as a liability, the $2.7 million allocated to the 2007 Debenture Warrants was classified as separate components within shareholders' equity, and the $2.7 million allocated to the beneficial conversion feature was recognized as an expense immediately.

Over their two-year term, the 2007 Debentures were accreted to their face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense is based on the effective interest method. The Company recorded accretion expense related to the 2007

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

10. LONG-TERM DEBT – (continued)

Debentures of $1.4 million, $4.4 million, and $6.4 million for the years ended December 31, 2009, 2008, and 2007, respectively; these amounts are included in interest expense.

In addition to the 2007 Debenture Warrants, the agents were granted 1,201,200 compensation warrants with substantially the same terms and conditions as the 2007 Debenture Warrants.

The Company incurred transaction costs of $1.3 million (including the fair value of the agents' compensation warrants of $0.5 million). These costs were allocated to 2007 Debenture issuance costs of $0.9 million and to equity issuance costs of $0.4 million, based on their relative fair values of the debt and equity components. 2007 Debenture issuance costs were recognized over the term of the debentures, while equity issuance costs were classified within equity.

The fair values of the beneficial conversion feature, the 2007 Debenture Warrants, and the compensation warrants were determined using the Black-Scholes option pricing model assuming no expected dividends, a volatility of the Company's share price of 70%, an interest rate of 4.1%, and an expected life of two years.

On February 19, 2009, the Company reached an agreement with the largest holder (the "Large Holder") of its Series 2007-A convertible debentures (the "2007 Debentures") to extend the maturity date of the $4.3 million principal amount of the 2007 Debentures held by the Large Holder from February 23, 2009 to February 23, 2010 (the "Extended Debentures").

The Large Holder owned $4.3 million principal amount of the 2007 Debentures as of December 31, 2008 and February 23, 2009 (on which $0.8 million of interest was accrued as of February 23, 2009) and 8,580,000 of warrants issued in connection with the 2007 Debentures (the "2007 Debenture Warrants). The Company and the Large Holder also agreed that the Company shall have the option to repay on February 23, 2009 the $0.8 million of accrued interest on the Large Holder's 2007 Debentures in either common shares of the Company or cash. On February 23, 2009, the Company repaid the $0.8 million of accrued interest on the large Holder's 2007 Debentures by issuing 2,444,765 common shares of the Company. In consideration for the foregoing, the Company agreed to (i) issue 2,000,000 common shares of the Company to the Large Holder on February 23, 2009 (the "Large Holder Shares"), (ii) extend the expiration date of the 8,580,000 2007 Debenture Warrants issued to the Large Holder to March 5, 2010 (the "Large Holder Warrants") and (iii) reduce the exercise price of the Large Holder Warrants from $0.50 to $0.25.

The terms and conditions of the $3.1 million aggregate principal amount of 2007 Debentures and 2007 Debenture Warrants not owned by the Large Holder were not amended and remained unchanged and principal and $0.6 million interest were repaid in cash on February 23, 2009.

The Company recorded a loss on modification of convertible debentures of $2.0 million comprised of $0.6 million for the Large Holder Shares, $1.3 million for the Large Holder Warrants and $0.1 million for administrative costs. The Large Holder Warrants were assigned a fair value of $1.3 million, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 97%, an expected life of the warrants of one year, and an annual risk-free rate of 1.2%.

The Extended Debentures bear interest at a rate of 18% per annum and are convertible into common shares of the Company at $0.50 per common share. The 2007 Debentures are convertible, at the option of the holder, at any time prior to maturity into common shares of the Company at a price of $0.50 per common share.

The Extended Debentures are classified as a compound financial instrument for accounting purposes.

On the date of extension of the Extended Debentures, the $4.3 million principal was allocated to the relative fair values of the Debentures ($3.7 million) and the beneficial conversion feature represented by the holder's option to convert the principal balance into common shares ($0.6 million). The $3.7 million fair value

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

10. LONG-TERM DEBT – (continued)

of the Extended Debentures is classified as a liability, while the $0.6 million allocated to the beneficial conversion feature was recognized as an expense immediately.

Over their one-year term, the Extended Debentures are accreted to their face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense is based on an effective interest rate of 16.9%. For the year ended December 31, 2009, the Company recorded accretion expense of $0.6 million related to the Extended Debentures, which is included in interest expense.

On February 26, 2010, the maturity date of the Extended Debentures was extended to August 23, 2010 (see Note 24(b)).

(c) Credit Facility and related derivative contracts

On July 1, 2008, the Company entered into a $5.15 million extension of an existing credit facility (the "Credit Facility Extension"). The Credit Facility Extension, which was fully drawn on July 1, 2008, matured on June 30, 2009 and bore interest at LIBOR plus 2.0%, and was repayable in three quarterly payments beginning December 31, 2008. The Credit Facility was settled in full on June 30, 2009.

As a requirement of the Credit Facility Extension, the Company entered into certain option contracts to buy and sell gold, silver, lead and zinc. The option contracts were in the form of a no premium collar (buy a put, sell a call) at the following prices:

	Amount	Put	Call
Gold	5,973 ounces	$800 per ounce	$1,075 per ounce
Silver	50,238 ounces	$16.25 per ounce	$18.80 per ounce
Lead	2,262,000 lbs	$0.775 per lb	$0.835 per lb
Zinc	6,138,000 lbs	$0.80 per lb	$0.943 per lb

The Company did not apply hedge accounting to this transaction. As a result, the Company accounts for these derivative instruments as investments and records the changes in unrealized gains and losses in the statement of income each period. The fair value of these derivatives is recorded as a current asset or current liability at each balance sheet date (see Note 5).

On October 23, 2008, the Company closed a portion of its outstanding derivative contracts early for proceeds of $2.01 million and repaid principal of $1.95 million on the Credit Facility Extension. As of December 31, 2008, Apollo owed $2.76 million under the Credit Facility Extension. This transaction did not affect any other terms of the Credit Facility Extension. As of December 31, 2008, Apollo had the following outstanding put and call contracts, which are in the form of a no premium collar (buy a put, sell a call) at the following prices:

	Amount	Put	Call
Gold	2,931 ounces	$800 per ounce	$1,075 per ounce
Silver	24,786 ounces	$16.25 per ounce	$18.80 per ounce
Lead	1,117,428 lbs	$0.775 per lb	$0.835 per lb

These contracts matured in three equal amounts at the end of January, February and March 2009. The contracts matured for combined net proceeds of $0.4 million.

(d) Bridge Facility

On December 10, 2008, the Company entered into a $15 million bridge financing facility (the "Bridge Facility") relating to the development of the Black Fox mine.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

10. LONG-TERM DEBT – (continued)

The Bridge Facility matured on June 30, 2009. The Bridge Facility was subject to an arrangement fee of 5% and bore interest at LIBOR plus 10% per annum, equal to approximately 12% per annum as of the date of the arrangement. In addition, the counter-parties received 42,614,254 warrants, each warrant entitling the holder to purchase one common share at a price of Cdn$0.221 per common share and exercisable for a four year period (see Note 12(b)(iv)).

On February 23, 2009, the Company utilized a portion of its proceeds from the Project Facility (Note 10(a)) to settle the full amount outstanding under the Bridge Facility. The obligation was settled in full via a cash payment of $15.3 million.

(e) Capital leases

Minimum lease payments under capital leases at December 31, 2009 are detailed in the table above. present value of net minimum payments for capital leases at December 31, 2009 was $15.3 million.

(f) Notes payable and other debt

The notes payable are secured by certain machinery and equipment and bear interest at various effective interest rates between 6.2% and 16.4% (2008 — 5.7% and 16.4%).

11. ACCRUED SITE CLOSURE COSTS

The Company's operations are subject to reclamation and closure requirements. Although the ultimate amount of site restoration costs is uncertain, on a regular basis, the Company monitors these costs and together with third party engineers prepares internal estimates to evaluate its bonding requirements. The estimates prepared by management are then reconciled with legal and regulatory requirements.

At December 31, 2009, the accrued site closure liabilities amounted to $5.3 million (2008 — $1.4 million). The liabilities are covered by restricted certificates of deposits valued at $14.8 million.

In view of the uncertainties concerning future removal and site restoration costs, as well as the applicable laws and regulations, the ultimate costs to the Company could differ materially from the amounts estimated by management. Future changes, if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

The following table summarizes the effect to the Company's accrued site closure costs:

Balance, December 31, 2007	$ 447
Accretion	23
Acquisition of Black Fox mill	1,210
Additions, changes in estimates and other	(282)
Balance, December 31, 2008	1,398
Additions, changes in estimates and other	3,578
Accretion	369
Balance, December 31, 2009	$5,345

As of December 31, 2009, the total, undiscounted amount of the estimated future obligations associated with the retirement of the Company's properties is estimated to be $16.0 million. The $5.3 million (2008 — $1.4 million) fair value of these obligations was determined using a credit adjusted risk-free discount rate of 13.0% and expected payment of obligations over twelve years.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

12. SHAREHOLDERS' EQUITY

(a) Shares issued in 2009

(i) For the year ended December 31, 2009, there were 7,612,035 shares issued upon exercise of warrants for proceeds of $1.4 million. The warrants exercised had an average exercise price of $0.186 per common share.

(ii) On February 20, 2009, the Company issued to a Firm (see Note 10(a)(iii)) 3,172,840 common shares of the Company and 2,567,901 common share purchase warrants exercisable for a two year period at an exercise price of $0.204 (Cdn$0.256) for services rendered. The common share purchase warrants were assigned a fair value on issuance of $0.4 million, using an option pricing model with the following assumptions: no dividends are paid, volatility of the Company's share price of 80%, and expected life of the warrants of 2 years, and an annual risk-free rate of 1.22%. As the common share purchase warrants carry a strike price in Canadian dollars, they are not considered to be indexed to the Company's stock, and are therefore accounted for as derivative instruments (Note 3(s)). The fair value of the compensation warrants is assessed at each period end. As of December 31, 2009, the fair value of the outstanding warrants was a liability of $0.4 million.

(iii) On February 23, 2009, the Company issued 2,444,765 common shares of the Company for payment of the $0.8 million of accrued interest on the Large Holder's 2007 Debentures (see Note 10(b)). In addition, the Company issued 2,000,000 common shares of the Company in consideration for extending the 2007 Debentures and extended the expiration date of 8,580,000 warrants from February 23, 2009 to March 5, 2010 and reduced the exercise price of these warrants from $0.50 to $0.25.

(iv) On July 15, 2009, the Company completed a private placement of 12,221,640 common shares at Cdn$0.45 per share and 13,889,390 flow-through common shares at Cdn$0.54 per share for net proceeds of $10.7 million (Cdn$12.0 million) after cash issuance costs of $0.9 million. The Company intends to use the proceeds from the sale of the flow-through common shares to fund exploration expenses at its Black Fox mine and its Grey Fox property. Further, the Company intends to use the proceeds from the sale of the common shares for working capital and general corporate purposes.

In connection with the private placement the Company issued 1,566,662 compensation warrants to purchase common shares of the Company at an exercise price of Cdn$0.45 per share that expire on July 15, 2011. The compensation warrants were assigned a fair value on issuance of $0.3 million, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 80%, an expected life of the warrants of two years, and an annual risk-free rate of 1.2%. As the compensation warrants carry a strike price in Canadian dollars, they are not considered to be indexed to the Company's stock, and are therefore accounted for as derivative instruments (Note 3(s)). The fair value of the compensation warrants is assessed at each period end. As of December 31, 2009, the fair value of the warrants was a liability of $0.3 million.

(b) Shares issued in 2008

(i) On July 1, 2008, the Company issued 650,000 common shares of the Company valued at $0.4 million, or $0.54 per common share in connection with the $5.15 million Credit Facility Extension. See Note 10(c).

(ii) On July 24, 2008, the Company issued 40,806,500 equity units at a price of Cdn$0.50 per unit (US$0.495 per unit for purchasers residing in the United States), for total gross proceeds of $20.0 million (Cdn$20.2 million). Net proceeds to the Company, after agency fees and other expenses, were approximately $18.1 million (Cdn$18.6 million). Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant (the "Unit Warrants") exercisable into one common share at a price of Cdn$0.65 per share for 36 months, expiring on July 24, 2011. The Unit Warrants were assigned a

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

12. SHAREHOLDERS' EQUITY – (continued)

fair value of $2.7 million, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 74%, an expected life of the warrants of three years, and an annual risk-free rate of 3.4%.

The net proceeds of the offering were used to fund the Company's acquisition of the Black Fox mill, the development of the Black Fox mine and for working capital and general corporate purposes.

The agents received the following compensation in consideration for their services: (1) a cash fee equal to Cdn$1.3 million or 6.5% of the gross proceeds of the offering; and (2) a non-transferable option to acquire up to 2,448,390 units (the "Agents' Units") at a price per unit of Cdn$0.60, which number of units is equal to 6% of the total number of units sold in the offering (the "Agents' Compensation Option"). The Agents' Compensation Option is exercisable through July 24, 2012. Each Agents' Unit will be comprised of one common share and one-half of one common share purchase warrant ("Agents' Warrant"), each whole Agents' Warrant included in the Agents' Unit entitling the Agent holding such warrant to purchase one common share of the Company at an exercise price of $0.53 (Cdn$0.78) through July 24, 2012. The Agents' Units were fair valued at $0.4 million, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 74%, an expected life of the warrants of four years, and an annual risk-free rate of 3.4%.

(iii) On August 21, 2008, the Company completed an offering of 17,000,000 flow-through common shares of the Company at Cdn$0.50 per common share for net proceeds of $7.5 million (Cdn$7.8 million) and fair value of broker compensation warrants of $0.1 million. In connection with this offering, 1,020,000 broker compensation warrants were issued to the agent. Each broker compensation warrant is exercisable at $0.41 (Cdn$0.50) per common share of the Company and expires on February 21, 2010. The broker compensation warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 58%, an expected life of the warrants of 1.5 years, and an annual risk-free rate of 2.8%.

(iv) On December 10, 2008, the Company issued 42,614,254 compensation warrants in connection with the $15.0 million Bridge Facility (Note 10(d)). Each compensation warrant is exercisable at $0.181 (Cdn$0.221) per common share of the Company and expires on December 10, 2012. These compensation warrants were fair valued at $2.9 million, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 79%, an expected life of the warrants of 4.0 years, and an annual risk-free rate of 2.0%.

(v) On December 10, 2008, the exercise price of 7,499,999 warrants issued in connection with a unit offering completed on November 8, 2006 (the "2006 Unit Warrants") was reduced to $0.176 from $0.50 as a result of the certain anti-dilution provisions of those warrants. The issuance of the compensation warrants described in the above paragraph (iv) at Cdn$0.221 per warrant constituted a "Dilutive Issuance" under the terms of the 2006 Unit Warrants and therefore the exercise price of the 2006 Unit Warrants were reduced to $0.176 based on the December 10, 2008 noon exchange rate of $0.7964 reported by the Bank of Canada.

(vi) On December 31, 2008, the Company completed an offering of 3,000,000 flow-through common shares of the Company at $0.25 (Cdn$0.30) per common share for net proceeds of $0.7 million (Cdn$0.8 million) and fair value of broker compensation warrants of $0.02 million. In connection with this offering, 255,000 broker compensation warrants were issued to the agent. Each broker compensation warrant is exercisable at $0.25 (Cdn$0.30) per common share of the Company and expires on December 31, 2010. The broker compensation warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 82%, an expected life of the warrants of 2.0 years, and an annual risk-free rate of 1.1%.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

12. SHAREHOLDERS' EQUITY – (continued)

(vii) During 2008, there were (i) 3,271,834 shares issued upon exercise of warrants for proceeds of $1.4 million and (ii) 1,883,800 shares issued upon conversion of $0.9 million face value of February 2007 Series-A convertible debentures.

(c) Shares issued in 2007

(i) On February 28, 2007, the Company issued 1,000,000 common shares of the Company at $0.54 per share in connection with the settlement of certain claims in relation to the Huizopa property.

(ii) On September 4, 2007, the Company issued 1,057,692 common shares of the Company at $0.50 per share in connection with acquiring rights to certain mineral claims at the Black Fox property.

(iii) On October 31, 2007, the Company completed an offering of 7,454,545 flow-through shares of the Company at Cdn$0.55 per common share for net proceeds of $4.0 million (Cdn$3.8 million) and fair value of broker compensation warrants of $58,000. In connection with this offering, 372,727 share purchase warrants were issued to the agent. Each share purchase warrant is exercisable at Cdn$0.55 per common share of the Company and expires on April 30, 2009. The share purchase warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company's share price of 72%, an expected life of the warrants of 1.5 years, and an annual risk-free rate of 4.2%.

(d) Warrants

A summary of information concerning outstanding warrants is as follows:

	Number of Warrants and Shares Issuable upon Exercise
Balance, December 31, 2006	23,072,986
Warrants issued	18,733,927
Warrants exercised	(3,933,600)
Warrants expired	(6,515,998)
Balance, December 31, 2007	31,357,315
Warrants issued	64,297,754
Warrants exercised	(3,261,334)
Warrants expired	(1,116,361)
Balance, December 31, 2008	91,277,374
Warrants issued	38,970,674
Warrants exercised	(7,612,035)
Warrants expired	(11,042,835)
Balance, December 31, 2009	111,593,178

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

12. SHAREHOLDERS' EQUITY – (continued)

The following summarizes outstanding warrants to purchase common shares of the Company as at December 31, 2009:

Date Issued	Number of Warrants and of Shares Issuable upon Exercise	Exercise Price	Expiry Date
		Exercisable in US$	
February 23, 2007	8,580,000	0.25	March 5, 2010[1]
		Exercisable in Cdn$	
August 21, 2008	1,020,000	0.50	February 21, 2010[2]
December 31, 2008	255,000	0.30	December 31, 2010
February 20, 2009	2,317,901	0.256	February 20, 2011
July 15, 2009	1,566,662	0.24	July 15, 2011
July 24, 2008	20,403,250	0.65	July 24, 2011
December 10, 2008	42,614,254	0.221	December 10, 2012
February 20, 2009	34,836,111	0.252	February 20, 2013
	103,013,178		
	111,593,178		

(1) These warrants were exercised prior to expiration.

(2) On February 21, 2010, all of these warrants expired.

In addition, 2,448,390 Agents' Units are outstanding which were issued on July 24, 2008. Each Agents' Unit is exercisable at Cdn$0.60 for four years into one common share of the Company and one-half of one Agents' Warrant, with each whole Agents' Warrant exercisable into one common share of the Company at Cdn$0.78. The Agent's Units and Agents' Warrants expire on July 24, 2012.

(e) Options

A summary of information concerning outstanding stock options is as follows:

	Fixed Stock Options		Performance-based Stock Options	
	Number of Common Shares	Weighted Average Exercise Price	Number of Common Shares	Weighted Average Exercise Price
Balances, December 31, 2006	3,052,900	1.06	1,230,852	0.80
Options granted	3,291,939	0.57	—	—
Options forfeited	(117,336)	0.72	—	—
Options expired	—	—	(1,230,852)	0.80
Balances, December 31, 2007	6,227,503	0.81	—	—
Options granted	2,228,738	0.66	—	—
Options forfeited	(174,932)	0.61	—	—
Balances, December 31, 2008	8,281,309	0.77	—	—
Options granted	3,731,807	0.34	—	—
Options forfeited	(418,745)	0.52	—	—
Balances, December 31, 2009	11,594,371	$0.64	—	$ —

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

12. SHAREHOLDERS' EQUITY – (continued)

(i) Fixed stock option plan

The Company has a fixed stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the trading price of the Common Shares one trading day preceding the date of grant. Options vest over two years and have a 10-year contractual term, unless otherwise determined by the Company's Board of Directors. The fixed stock option plan was amended in May 2009 in order to increase the maximum number of fixed stock options the Company is authorized to issue from 12,139,686 to 23,261,129, and modify certain terms of the plan to ensure compliance with Internal Revenue Service regulations. As at December 31, 2009 an aggregate of 11,666,758 fixed stock options were available for future grants of awards under the plan.

The following table summarizes information concerning outstanding and exercisable fixed stock options at December 31, 2009:

Options Outstanding				Options Exercisable	
Number Outstanding	Expiry Date	Weighted Average Exercise Price per Share	Weighted average Remaining Contractual Life (in years)	Number Exercisable	Weighted Average Exercise Price per Share
100,000	September 1, 2011	$ 0.46	1.7	100,000	$ 0.46
675,100	February 18, 2013	2.24	3.1	675,100	2.24
260,000	March 10, 2014	2.05	4.2	260,000	2.05
25,000	May 19, 2014	1.44	4.4	25,000	1.44
20,200	August 10, 2014	0.95	4.6	20,200	0.95
1,158,250	March 10, 2015	0.65	5.2	1,158,250	0.65
100,000	August 4, 2015	0.27	5.6	100,000	0.27
300,000	December 12, 2015	0.20	6.0	300,000	0.20
125,000	March 28, 2016	0.65	6.2	125,000	0.65
200,000	May 23, 2016	0.53	6.4	200,000	0.53
108,000	August 10, 2016	0.48	6.6	108,000	0.48
20,000	November 9, 2016	0.32	6.9	20,000	0.32
2,810,064	February 6, 2017	0.57	7.1	2,810,064	0.57
21,250	May 23, 2017	0.46	7.6	21,250	0.46
1,973,950	March 27, 2018	0.66	8.2	986,975	0.66
21,250	August 12, 2018	0.37	8.6	10,625	0.37
30,000	November 11, 2018	0.15	8.9	15,000	0.15
3,183,067	March 31, 2019	0.32	9.3	—	—
297,740	May 6, 2019	0.45	9.4	—	—
165,500	August 11, 2019	0.44	9.6	—	—
11,594,371		$ 0.64	7.4	6,935,464	$ 0.79

The aggregate intrinsic value of options outstanding is $13,400 and the aggregate intrinsic value of options currently exercisable is $9,000. There were no options exercised during the years ended December 31, 2009, 2008 and 2007.

Stock compensation expense is recognized on a straight-line basis over the vesting period. Expense recognized for the years ended December 31, 2009, 2008 and 2007 was $0.8 million, $0.8 million, and $1.0 million, respectively. The weighted average grant-date fair value of stock options for 2009, 2008, and

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

12. SHAREHOLDERS' EQUITY – (continued)

2007 was $0.23, $0.40, and $0.37, respectively. As at December 31, 2009 there was $0.4 million of total unrecognized compensation cost related to unvested options, which will be amortized over their remaining vesting period of 1.6 years.

(f) Stock-based compensation

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2009	2008	2007
Risk-free interest rate	1.9%	2.9%	4.0%
Dividend yield	0%	0%	0%
Volatility	77%	67%	71%
Expected life in years	6	6	6

The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company's stock. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

13. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan for all U.S. employees. Employee benefits under the plan are limited by federal regulations. All U.S. employees are eligible to participate on their date of hire. The Company currently matches 50% of the first 6% invested beginning three months after hire date. The vesting schedule is typically two years.

The amounts charged to earnings for the Company's defined contribution plan were $0.03 million for each of the years ended December 31, 2009, 2008 and 2007.

14. INTEREST EXPENSE

For the years ended December 31, interest expense consists of:

	2009	2008	2007
Accretion on convertible debentures	$1,433	$4,382	$6,375
Recognition of conversion option upon issuance of convertible debentures (Note 10(b))	—	—	2,700
Amortization of debt discount	2,719	—	—
Amortization of deferred financing costs	87	160	105
Capital leases and other	3,806	326	259
	$8,045	$4,868	$9,439

15. INCOME TAXES

The Company recorded a tax benefit of $0.1 million and $2.4 million for the years ended December 31, 2009 and 2008, respectively, for the issuance of flow-through shares, but recorded no other recovery for income taxes as the net loss carry forwards are fully offset by a valuation allowance. The Company did not record a tax provision or benefit for the year ended December 31, 2007, due to the availability of net operating loss carryforwards and the uncertainty of their future realization.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

15. INCOME TAXES – (continued)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2009	2008	2007
Statutory tax rate	30.72%	30.67%	33.12%
Provision for (recovery of) income taxes computed at standard rates	$(18,961)	$ (361)	$(4,603)
Differences due to foreign tax rates	(330)	1,026	38
Prior year over/under accrual	(3,372)	3,737	(524)
Change in valuation allowance	29,340	(14,155)	6,199
Permanent differences and other	(6,750)	7,373	(1,110)
	$ (73)	$ (2,380)	$ —

The tax effects of temporary differences that would give rise to significant portions of the future tax liabilities at December 31, were as follows:

	2009	2008
Future income tax assets		
Net operating losses carried forward	$ 47,982	$ 46,536
Deductible temporary differences and other	24,641	2,607
Exploration and development expenses	4,723	(1,248)
Property, plant and equipment	(694)	169
Accrued site closure costs	4,986	4,246
Issuance of flow-through shares	(869)	(73)
	80,769	52,237
Less: Valuation allowance	(82,073)	(52,733)
Net future income tax liabilities: Accumulated cost base differences on assets	$ (1,304)	$ (496)

Utilization of the net operating losses carried forward and the foreign exploration and development expenses are subject to limitations. The Company has placed a full valuation allowance on its excess tax assets due to a lack of past taxable profits. It does not believe significant income tax obligations will occur in the near future. At December 31, 2009, the Company has the following unused tax losses available for tax carryforward purposes:

Country	Amount	Expiry
Canada	$ 27,300	2010 – 2029
United States	107,512	2018 – 2029

The Company recognizes benefits from uncertain tax positions only if it is more likely than not that those the tax positions will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company has historically not recognized any liabilities for uncertain tax positions

Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company's financial statements. In addition, any future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of a full valuation allowance.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

15. INCOME TAXES – (continued)

Gross unrecognized tax benefits as of December 31, 2009 were zero, and there were no additions to gross unrecognized tax benefits for tax positions of the current or prior years during the year ended December 31, 2009. There were also no reductions to gross unrecognized tax benefits due to settlements with tax authorities or due to statute of limitations during the years ended December 31, 2009, 2008, and 2007. There were also no reductions to gross unrecognized tax benefits due to settlements with tax authorities or due to statute of limitations during the years ended December 31, 2009, 2008 and 2007.

The Company and one or more of its subsidiaries file income tax returns in the Canada, United States, and the state of Colorado. The Company is generally not subject to examinations that could create a tax liability for tax years before 2002 by the Canada Revenue Agency. The U.S. Federal tax return has a three year statute of limitations. The Colorado state income tax return has a four year statute of limitations. The U.S. return for tax years ending on or after December 31, 2005 and the Colorado return for years ending on or after December 31, 2004 are subject to examination by the relevant taxing authority.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. There were no such amounts accrued as of December 31, 2009 and 2008. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. These amounts will be disclosed should they arise.

16. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share ("EPS") is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the dilutive effect of exercising outstanding warrants and stock options and of conversion of convertible debentures by applying the treasury stock method.

Earnings used in determining EPS are presented below for the years ended December 31.

	2009	2008	2007
Net (loss) income	$ (61,650)	$ 1,202	$ (13,897)
Weighted average number of shares, basic	245,404,476	185,058,717	145,645,178
Dilutive securities:			
Options	—	249,457	—
Warrants	—	26,831,056	—
Weighted average number of shares, diluted	245,404,476	212,139,230	145,645,178
Basic and diluted earnings (loss) per share	**$ (0.25)**	**$ 0.01**	**$ (0.10)**
Options and warrants outstanding but not included in computation of diluted weighted average number of shares ("OWNI") because the strike prices exceeded the average price of the common shares	31,811,694	51,121,570	34,886,993
Average exercise price of OWNI	$ 0.62	$ 0.59	$ 0.61
Shares issuable for convertible debentures excluded from calculation of EPS because their effect would have been anti-dilutive	8,580,000	14,876,200	16,760,000
Average conversion price of anti-dilutive convertible securities	$ 0.50	$ 0.50	$ 0.50

Due to net losses for the years ended December 31, 2009 and 2007, an additional 44.4 million and 0.8 million warrants and stock options, respectively, were excluded from the EPS computation because their effect would have been anti-dilutive.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of current and long-term debt, notes payable and other debt, convertible debentures and equity attributable to common shareholders, comprising of issued common stock, note warrants, additional paid-in-capital, and deficit.

(b) The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Derivative instruments – Assets	$ 6,805	$ 6,805	$ 552	$ 552
Restricted cash	6,731	6,731	13,827	13,827
Accounts receivable and other	1,690	1,690	1,249	1,249
Long-term investments	1,036	1,121	1,081	1,081
Accounts payable	6,789	6,789	12,607	12,607
Accrued liabilities	2,129	2,129	640	640
Derivative instruments – Liabilities	44,225	44,225	—	—
Long-term debt				
Current portion of long-term debt	34,860	38,361	22,909	23,096
Non-current portion of long-term debt	48,909	52,922	5,539	5,792
Equity-linked financial instruments	27,318	27,318	—	—

(c) Market risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold.

Due to the nature of the precious metals market, the Company is not dependent on a significant customer to provide a market for its refined gold. For the year ended December 31, 2009, the sensitivity of the Company's net income to a 10% change in gold prices would have impacted net income by $20.0 million for a 10% increase or decrease in the price of gold. Due to the Company's gold derivative program (see Note 5), for the year ended December 31, 2009, a 10% change in gold prices would have had no impact on cash flows because all gold sales were delivered into the forward sales derivative contracts.

(d) Credit risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company's credit risk is limited to cash and cash equivalents, trade receivables, restricted cash, restricted certificates of deposit, derivative instruments and auction rate securities in the ordinary course of business. Cash and cash equivalents, restricted cash, restricted certificates of deposit, derivative instruments and auction rate securities are placed with high-credit quality financial institutions. The

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (continued)

Company sells its metal production exclusively to large international organizations with strong credit ratings. The balance of trade receivables owed to the Company in the ordinary course of business is not significant. The carrying value of accounts receivable approximates fair value due to the relatively short periods to maturity on these instruments. Therefore, the Company is not exposed to significant credit risk. Overall, the Company's credit risk has not changed significantly from 2008.

The Company assesses quarterly whether there has been an impairment of the financial assets of the Company. Other than disclosed in Note 7 related to ARS, the Company has not recorded an impairment on any of the financial assets of the Company during the year ended December 31, 2009. Apollo continues to maintain a portion of its investments in ARS, which are floating rate securities that are marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity. All ARS were rated Aaa when purchased, pursuant to Apollo's investment policy at the time. Auction rate securities are no longer permitted to be purchased under the Company's current investment policy. Beginning in August 2007, a number of auctions began to fail and the Company is currently holding ARS with a par value of $1.5 million which currently lack liquidity. All of Apollo's ARS have continued to make regular interest payments. Apollo's ARS were downgraded to Aa during the second quarter of 2008. If uncertainties in the credit and capital markets persist or Apollo's ARS experience further downgrades, the Company may incur additional impairments, which may continue to be judged other than temporary. Apollo believes that the current illiquidity of its ARS will not have a material impact on Apollo's financial condition.

The Company's maximum exposure to credit risk is represented by the carrying amount on the balance sheet of cash and cash equivalents, trade receivables, restricted cash, restricted certificates of deposit, derivative instruments and auction rate securities. There are no material financial assets that the Company considers to be past due.

(e) Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, the Company may be required to conduct equity issues or obtain debt financing.

Trade payables and accrued liabilities are paid in the normal course of business generally according to their terms, which are typically due thirty days or less. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2009, the Company is in compliance with its debt covenants. See Note 10(a) for a discussion of the occurrence of a "review event," the deferral of the $9.3 million and $6.0 million quarterly repayments due September 30 and December 31, 2009, respectively, and the possibility of restructuring the installment payments associated with the Project Facility.

As at December 31, 2009, the Company held no cash and cash equivalents and had current debt repayment obligations of $39.5 million consisting of (1) the current portion of the project financing facility of $29.1 million, $15.3 million of which was originally due in 2009 (See Note 10(a)), (2) the outstanding principal and interest due on the Series 2007-A convertible debentures of $5.1 million (Note 10(b)), and (3) $5.3 million for capital leases and other current debt.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (continued)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities:

	Payments Due by Period As of December 31, 2009					As of December 31, 2008
	Within 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years	Total	Total
Bank indebtedness, accounts payable and accrued liabilities	$ 9,246	$ —	$ —	$—	$ 9,246	$13,989
Long-term debt (Note 10)	39,466	42,764	11,665	—	93,895	29,176
Operating lease obligations	165	258	19	—	442	486
Capital expenditures	—	—	—	—	—	17,094
	$48,877	$43,022	$11,684	$—	$103,583	$60,745

(f) Currency risk

Financial instruments that impact the Company's net income or other comprehensive income due to currency fluctuations include: Canadian dollar restricted cash, restricted certificates of deposit, accounts receivable, and accounts payable. For the year ended December 31, 2009, the sensitivity of the Company's net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $0.5 million, respectively, for a 10% increase or decrease in the Canadian dollar.

(g) Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. As of December 31, 2009, the Company's significant outstanding borrowings consist of $70.0 million of the Project Facility (Note 10(a)) and the Extended Debentures which have an aggregate $4.3 million face value (Note 10(b)). Amounts outstanding under the Project Facility accrue interest at a floating rate based on LIBOR plus 7.0% and the Extended Debentures have a stated rate of 18%. The average monthly LIBOR rates charged to the Company on the Project Facility during the year ended December 31, 2009 was 0.3%. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rates paid by the Company on its outstanding borrowings during the year ended December 31, 2009 was 7.3%.

For the year ended December 31, 2009, a 100 basis point increase or decrease in interest rates would have impacted net income by $0.5 million on the amount of interest expense recorded during those periods.

(h) Commodity price risk

The Company's principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has little or no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts.

On February 20, 2009, in order to meet certain loan criteria of the Project Facility, the Company entered into certain forward sales contracts. See Note 5 for details.

(i) Fair value estimation

The fair value of financial instruments that are not traded in an active market (such as derivative instruments) is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions, with the exception of auction rate securities (see Note 7).

17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (continued)

The carrying value less impairment provision, if necessary, of restricted cash, restricted certificates of deposit, long-term investments, trade receivables and payables, and notes payable and other debt approximate their fair values. In addition, as the interest rate on the Company's credit facility is floating and has no unusual rights or terms, the carrying value approximates its fair value.

18. COMMITMENTS AND CONTINGENCIES

(a) Royalties

Certain of the Company's mineral properties are subject to royalty obligations based on minerals produced from the properties. The Black Fox project current reserves are not subject to royalty obligations. Royalty obligations for the Huizopa, Grey Fox, and Pike River properties may arise upon mine production.

(b) Environmental

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(c) Litigation and claims

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

(d) Indemnification obligations

The Company is subject to certain indemnification obligations relating to the sale of certain legacy assets in Nevada. At this time, the Company is unable to predict what cost there will be related to such indemnification obligations.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

19. LEASE COMMITMENTS

Minimum lease payments under non-cancelable operating leases at December 31, 2009 were as follows:

	Operating Leases
2010	$165
2011	162
2012	96
2013	16
2014	3
	$442

Rent expense under non-cancelable operating leases was $2.1 million, $0.1 million and $0.1 million for 2009, 2008, and 2007, respectively. The current portion of the capital lease obligations is included in current portion of debt and the long-term portion is included in long-term portion of debt in the consolidated balance sheets.

Minimum lease payments under capital leases at December 31, 2009 are detailed at Note 10(e). The present value of net minimum payments for capital leases at December 31, 2009 was $15.3 million.

20. SUPPLEMENTAL CASH FLOW INFORMATION

(a) Net changes in non-cash operating working capital items for the years ended December 31 are:

	2009	2008	2007
(Increase) decrease in:			
Accounts receivable and other	$ (546)	$(1,112)	$ (253)
Prepaids	826	354	474
Inventories	(8,189)	—	—
Increase (decrease) in:			
Accounts payable	4,642	310	343
Accrued liabilities	1,656	(1,186)	1,186
	$(1,611)	$(1,634)	$1,750

(b) Components of cash and cash equivalents as of the years ended December 31 are:

	2009	2008	2007
Cash	$—	$—	$ —
Cash equivalents	—	—	1,334
	$—	$—	$1,334

Cash equivalents consist of term deposits with original maturity dates not in excess of 90 days.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

20. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

(c) Non-cash transactions for the years ended December 31 are:

	2009	2008	2007
Increase in property, plant and equipment due to assets acquired via issuance of trade and notes payable	$14,709	$11,941	$325
Increase in prepaid assets due to financing a portion of the Company's insurance program via the issuance of notes payable	785	416	653
Increase in contributed surplus for the issuance of warrants to the Banks in connection with the Project Facility (Note 10(a)) and a corresponding decrease in debt for the debt discount	7,395	—	—
Increase in property, plant and equipment for capitalized expenses at Black Fox due to increase in equity related to issuance of shares in connection with the Bridge Facility (Note 10(c))	—	2,907	—
Increase in property, plant and equipment due to assets acquired via issuance of shares (see Note 12(c)(ii))	—	—	527
Increases in financial statement components related to the acquisition of the Black Fox mill in 2008:			
Equity due to the issuance of common shares for services rendered related to acquisition financing costs	—	351	—
Accrued site closure costs due to the assumption of a related reclamation liability	—	1,210	—
Increase in future income tax liability	—	447	—

21. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during each of the years in the three-year period ended December 31, 2009:

	2009	2008	2007
Legal fees paid to one law firm, a partner of the firm is a director of the Company	$428	$512	$381
Consulting services paid to a relative of an officer and director of the Company	12	16	9

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the related parties. During 2008, six officers and directors of the Company participated in the July 2008 Unit Offering (Note 12(b)(ii)) and purchased 315,000 Units comprised of 315,000 common shares of the Company and 157,500 warrants to purchase common shares of the Company. During 2007, a director of the Company participated in the October 2007 flow-through share offering and purchased 54,545 flow-through shares in connection with the offering (Note 12(c)(iii)).

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

22. SEGMENTED INFORMATION

Apollo operates the Black Fox mine and mill in Canada. The financial information for Montana Tunnels assets and liabilities as of December 31, 2009 and 2008 and the results of operations for the years ended December 31, 2009, 2008 and 2007 are reported under the equity investment method as a result of the joint venture agreement (see Note 9) and is presented within Corporate and other. In the year ended December 31, 2009, two customers accounted for 100% of revenues. These customers are the counter-parties to the Company's gold forward sales contracts (Note 5). One customer accounted for approximately 67% of revenues, while the other customer accounted for approximately 33% of revenues.

Amounts as at December 31, 2009 are as follows:

	Black Fox	Corporate and Other	Total
Current assets	$ 14,020	$ 4,945	$ 18,965
Derivative instruments – long-term	—	4,844	4,844
Property, plant, and equipment	113,167	3,004	116,171
Investment in Montana Tunnels joint venture	—	3,440	3,440
Other long-term assets	14,798	1,043	15,841
Total assets	$141,985	$17,276	$159,261
Current liabilities	$ 36,153	$20,524	$ 56,677
Derivative instruments	—	31,654	31,654
Equity-linked financial instruments	—	27,318	27,318
Accrued site closure costs	5,345	—	5,345
Debt and other long-term liabilities	50,213	483	50,696
Total liabilities	$ 91,711	$79,979	$171,690

Amounts as at December 31, 2008 are as follows:

	Black Fox	Corporate and Other	Total
Current assets	$10,758	$ 5,305	$16,063
Property, plant, and equipment	56,000	3,043	59,043
Investment in Montana Tunnels joint venture	—	6,890	6,890
Other long-term assets	3,924	1,081	5,005
Total assets	$70,682	$16,319	$87,001
Current liabilities	$27,664	$ 9,234	$36,898
Accrued site closure costs	1,398	—	1,398
Debt and other long-term liabilities	1,463	4,888	6,351
Total liabilities	$30,525	$14,122	$44,647

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

22. SEGMENTED INFORMATION – (continued)

Amounts for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended December 31, 2009		
	Black Fox	Corporate and Other	Total
Revenue from sale of gold	$47,008	$ —	$ 47,008
Direct operating costs	26,126	—	26,126
Depreciation and amortization	6,940	38	6,978
General and administrative expenses	—	4,875	4,875
Accrued site closure costs – accretion expense	369	—	369
Exploration, business development and other	1,185	775	1,960
	34,620	5,688	40,308
Operating income (loss)	12,388	(5,688)	6,700
Interest income	—	195	195
Interest expense	(6,484)	(1,561)	(8,045)
Debt transaction costs	—	(1,249)	(1,249)
Loss on modification of debentures	—	(1,969)	(1,969)
Fair value change on equity-linked financial instruments	—	(10,720)	(10,720)
Realized loss on investments – derivative instruments	—	(6,355)	(6,355)
Unrealized loss on investments – derivative instruments	—	(37,420)	(37,420)
Foreign exchange gain and other	—	376	376
Income (loss) before income taxes and equity earnings in Montana Tunnels joint venture	$ 5,904	$(64,391)	$(58,487)
Investing activities			
Property, plant and equipment expenditures	$55,591	$ —	$ 55,591

	Year Ended December 31, 2008		
	Black Fox	Corporate and Other	Total
Revenue from sale of gold	$ —	$ —	$ —
Depreciation and amortization	—	100	100
General and administrative expenses	—	3,696	3,696
Exploration, business development and other	2,798	2,719	5,517
	2,798	6,515	9,313
Operating loss	(2,798)	(6,515)	(9,313)
Interest income	—	238	238
Interest expense	—	(4,868)	(4,868)
Debt transaction costs	—	(190)	(190)
Realized gain on investments – derivative instruments	—	5,507	5,507
Unrealized loss on investments – derivative instruments	—	(1,549)	(1,549)
Foreign exchange loss and other	—	(1,329)	(1,329)
Loss before income taxes and equity earnings in Montana Tunnels joint venture	$ (2,798)	$(8,706)	$(11,504)
Investing activities			
Property, plant and equipment expenditures	$45,070	$ 42	$ 45,112

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

22. SEGMENTED INFORMATION – (continued)

	Year Ended December 31, 2007		
	Black Fox	Corporate and Other	Total
Revenue from sale of gold	$ —	$ —	$ —
Depreciation and amortization	—	104	104
General and administrative expenses	—	4,647	4,647
Exploration, business development and other	4,512	2,391	6,903
	4,512	7,142	11,654
Operating loss	(4,512)	(7,142)	(11,654)
Interest income	—	482	482
Interest expense	—	(9,439)	(9,439)
Debt transaction costs	—	(693)	(693)
Realized gain on investments – derivative instruments	—	395	395
Unrealized gain on investments – derivative instruments	—	2,101	2,101
Foreign exchange loss and other	—	(157)	(157)
Loss before income taxes and equity earnings in Montana Tunnels joint venture	$(4,512)	$(14,453)	$(18,965)
Investing activities			
Property, plant and equipment expenditures	$ 1,144	$ 1,951	$ 3,051

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP

The Company prepares its consolidated financial statements in accordance with U.S. GAAP. The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with Canadian GAAP at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

Material variances between financial statement items under U.S. GAAP and the amounts determined under Canadian GAAP are as follows:

	2009	2008
Total assets in accordance with U.S GAAP	**$159,261**	**$ 87,001**
Bank indebtedness (e)	(328)	(742)
Montana Tunnels joint venture (b)	10,911	16,254
Black Fox development costs (c)	27,674	29,183
Convertible debentures (d)	(485)	(66)
Total assets in accordance with Canadian GAAP	**$197,033**	**$131,630**
Total liabilities in accordance with U.S. GAAP	**$171,690**	**$ 44,647**
Bank indebtedness (e)	(328)	(742)
Montana Tunnels joint venture (b)	10,911	14,137
Convertible debentures (d)	(86)	(118)
Income taxes related to flow-through share issuance (e)	(869)	(49)
Equity-linked financial instruments (g)	(27,318)	—
Total liabilities in accordance with Canadian GAAP	**$154,000**	**$ 57,875**

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

	2009	2008
Total shareholders' (deficiency) equity in accordance with U.S. GAAP	**$ (12,429)**	**$ 42,354**
Financing costs (a)	(485)	—
Montana Tunnels joint venture (b)	—	2,117
Black Fox development costs (c)	27,674	29,159
Convertible debentures (d)	86	52
Income taxes related to flow-through share issuance (e)	869	73
Equity-linked financial instruments (g)	27,318	—
Total shareholders' equity in accordance with Canadian GAAP	**$ 43,033**	**$ 73,755**
Total shareholders' equity and liabilities in accordance with Canadian GAAP	**$197,033**	**$131,630**

Under Canadian GAAP, the components of shareholders' equity would be as follows:

	2009	2008
Share capital	$ 202,925	$ 188,927
Equity component of convertible debentures	584	1,987
Note warrants	—	2,234
Contributed surplus	36,051	21,683
Deficit	(196,527)	(141,076)
Total shareholders' equity in accordance with Canadian GAAP	**$ 43,033**	**$ 73,755**

Under Canadian GAAP, the net (loss) income and net (loss) income per share would be adjusted as follows:

	Year ended December 31,		
	2009	2008	2007
Net (loss) income for the year, based on U.S. GAAP	$(61,650)	$ 1,202	$(13,897)
Financing costs (a)	(485)	160	105
Montana Tunnels joint venture (b)	3,236	(10,326)	(5,068)
Black Fox development costs (c)	(1,485)	2,332	4,473
Convertible debentures (d)	(550)	396	4,542
Income taxes (e)	116	(523)	1,394
Equity-linked financial instruments (g)	10,720	—	—
Loss from continuing operations for the year based on Canadian GAAP	(50,098)	(6,759)	(8,451)
(Loss) income from discontinued operations for the year based on Canadian GAAP (b)	(5,353)	8,355	10,867
Net (loss) income for the year based on Canadian GAAP	$(55,451)	$ 1,596	$ 2,416
Comprehensive (loss) income	$(55,451)	$ 1,596	$ 2,416
Basic and diluted (loss) earnings per share in accordance with Canadian GAAP:			
Continuing operations	$ (0.20)	$ (0.03)	$ (0.06)
Discontinued operations	(0.03)	0.04	0.08
Net (loss) earnings per share, basic and diluted – Canadian GAAP	$ (0.23)	$ 0.01	$ 0.02

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

Under Canadian GAAP, the consolidated statements of cash flows would be adjusted as follows:

	Year ended December 31,		
	2009	2008	2007
Cash provided by (used in) operating activities based on U.S. GAAP	$ 3,391	$ 2,710	$ (5,708)
Montana Tunnels joint venture (b)	1,214	2,101	8,745
Black Fox development costs (c)	—	2,332	4,473
Cash provided by operating activities based on Canadian GAAP	4,605	7,143	7,510
Cash (used in) provided by investing activities based on U.S. GAAP	(57,986)	(41,880)	(7,527)
Montana Tunnels joint venture (b)	(13)	(2,504)	(10,032)
Black Fox development costs (c)	—	(2,332)	(4,473)
Restricted cash for Canadian flow-through expenditures (e)	1,210	(127)	2,354
Cash (used in) provided by investing activities based on Canadian GAAP	(56,789)	(46,843)	(19,678)
Cash provided by financing activities based on U.S. GAAP	55,046	39,078	10,994
Montana Tunnels joint venture (b)	(1,201)	403	1,287
Cash provided by financing activities based on Canadian GAAP	53,845	39,481	12,281
Effect of exchange rate changes on cash	(451)	(1,242)	(143)
Net cash (outflow) inflow in accordance with Canadian GAAP	1,210	(1,461)	(30)
Cash, beginning of year in accordance with Canadian GAAP	3,085	4,546	4,576
Cash, end of year in accordance with Canadian GAAP	$ 4,295	$ 3,085	$ 4,546

(a) Financing costs

Under U.S. GAAP, debt financing costs are capitalized and amortized over the term of the related debt.

Under Canadian GAAP, as of January 1, 2007, the Company expenses debt financing costs when they are incurred. Prior to January 1, 2007, under Canadian GAAP, debt financing costs were capitalized and amortized over the term of the related debt. As a result, the Company recorded an adjustment under Canadian GAAP to increase opening deficit by $0.3 million and reduce the opening balance of deferred financing costs by $0.3 million.

Also, as of December 31, 2008, the Company recorded $2.6 million for financing costs in connection with the Bridge Facility which were capitalized as development expenses for the Black Fox Project under U.S. GAAP. Under Canadian GAAP, these costs are recorded as deferred financing costs and are depreciated on a units-of-production basis. There is no difference in total assets between U.S. and Canadian GAAP with respect to this transaction; and therefore, it has not been included as a Canadian GAAP adjusting item.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

(b) Montana Tunnels joint venture

(i) Joint venture

Under U.S. GAAP, the Company has accounted for its 50% interest in the Montana Tunnels joint venture ("Montana Tunnels") using the equity method whereby the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a similar amount.

Under Canadian GAAP, the Company would account for its joint venture interest in Montana Tunnels using the proportionate consolidation method whereby the Company's proportionate share of each line item of Montana Tunnels assets, liabilities, revenues and expenses is included in the corresponding line item of the Company's financial statements. Further, due to the Company's sale of its interest in Montana Tunnels on February 1, 2010, Montana Tunnels is presented as a discontinued operation under Canadian GAAP.

The carrying value of Montana Tunnels is lower under U.S. GAAP than under Canadian GAAP following a 2002 impairment of the property, plant and equipment (when Montana Tunnels was a 100% owned subsidiary of the Company) and as a result the gain on transfer of the Company's interest in Montana Tunnels into the joint venture under U.S. GAAP is higher. Under U.S. GAAP the gain on transfer of the Company's interest in Montana Tunnels into the joint venture was included in the net loss for the year ended December 31, 2006; whereas under Canadian GAAP it was deferred and is recognized as an adjustment to net income using the units-of-production method over the expected life of mine based on the recoverable gold equivalent ounces.

The Company's interest in the Montana Tunnels joint venture was sold on February 1, 2010 (Note 9).

(ii) Impairment of property, plant and equipment

In 2002, under U.S. GAAP, write-downs were determined using current proven and probable reserves. Accordingly, for U.S. GAAP purposes, an impairment of property, plant and equipment and an adjustment to the related depreciation was been recorded.

Under Canadian GAAP, write-downs for impairment of property, plant and equipment are determined using current proven and probable reserves and mineral resources expected to be converted into mineral reserves, and as such, no impairment was recorded for Canadian GAAP purposes.

However, upon the sale of the Montana Tunnels joint venture on February 1, 2010 (See Note 9) further write-downs were recorded as of December 31, 2009 for both U.S. and Canadian GAAP purposes. The write-down for U.S. GAAP was $0.3 million while the write-down for Canadian GAAP was $1.1 million.

(iii) Stripping costs

Under U.S. GAAP, the cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as "pre-stripping costs". Pre-stripping costs are capitalized during the development of an open pit mine. The production phase of an open pit mine commences when saleable materials are produced. Stripping costs incurred during the production phase of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold in the associated open pit.

Under Canadian GAAP, stripping costs that represent a betterment to the mineral property are capitalized and amortized using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

(c) Development of Black Fox

On April 14, 2008, the Company filed a Canadian National Instrument 43-101 prepared to U.S. standards and on April 24, 2008, the Company's Board of Directors approved a plan authorizing management to proceed with development of Black Fox. Therefore, effective April 24, 2008, under U.S. GAAP, mining development costs at the Black Fox Project are capitalized. Development costs incurred prior to April 24, 2008 were expensed as incurred under U.S. GAAP.

Under Canadian GAAP, mining development costs at Black Fox Project have been capitalized from inception. Accordingly, for Canadian GAAP purposes, a cumulative increase in property, plant and equipment of $29.2 million has been recorded as at December 31, 2009 and additional depreciation expense of $1.6 million has been recorded for the year then ended.

(d) Convertible debentures

Under U.S. GAAP, the 2007 Debentures were recorded as compound financial instruments including detachable note warrants (Note 10(b)). On issuance, under Canadian GAAP, the detachable note warrants are similarly treated as an equity instrument with the remainder of the convertible debentures treated as a liability. However, under Canadian GAAP, the beneficial conversion features determined using the effective conversion prices based on the proceeds allocated to the convertible debentures is allocated to contributed surplus. Canadian GAAP does not require the recognition of any beneficial conversion feature.

(e) Flow-through common shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under U.S. GAAP, the proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance.

Under Canadian GAAP, the Company has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP. They are not considered restricted under Canadian GAAP. As at December 31, 2009, unexpended flow-through funds were $4.6 million (December 31, 2008 — $3.8 million).

(f) Income taxes

While tax accounting rules are essentially the same under both U.S. and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities. For example, certain mine developments cost are capitalized under Canadian GAAP and expensed under U.S. GAAP, as explained in (c) above. An analysis of these differences indicates that there are larger potential tax benefits under U.S. GAAP than under Canadian GAAP but a valuation allowance has been applied to all amounts as of December 31, 2009.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

(g) Equity-linked financial instruments not indexed to the Company's own stock

Under U.S. GAAP, effective January 1, 2009, an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. As of December 31, 2009 and January 1, 2009, the Company had 103.0 million and 64.7 million outstanding warrants to purchase common shares of the Company, respectively, that were either (a) denominated in a currency (Canadian dollars) other than its functional currency (US dollars) or (b) subject to a potential strike-price adjustment (the warrants issued November 8, 2006 were exercisable at $0.176 as of January 1, 2009) (see Note 3(s)). As such, these warrants are not considered to be indexed to the Company's own stock, and are thereby required to be accounted for separately as derivative instruments, rather than as equity instruments.

Under Canadian GAAP, these warrants are accounted for as equity instruments, with their fair value upon issuance recognized as additional paid-in capital.

(h) Changes to accounting pronouncements

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, *Goodwill and Intangible Assets*, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, Emerging Issues Committee ("EIC") 27, *Revenues and Expenditures in the Pre-operating Period* is no longer applicable. The adoption of Section 3064 did not have a material impact on the Company's consolidated financial position and results of operations for the year ended December 31, 2009.

Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, *Business Combinations*, ("Section 1582"), 1601, *Consolidated Financial Statements*, ("Section 1601") and 1602, *Non-controlling Interests*, ("Section 1602") which replaces CICA Handbook Sections 1581, *Business Combinations*, and 1600, *Consolidated Financial Statements*. Section 1582 was applicable for the Company's business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 was applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009. The adoption of these three standards did not have a material impact on the Company's consolidated financial position and results of operations for the year ended December 31, 2009.

On January 20, 2009, the CICA issued EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173. The Company adopted this recommendation January 1, 2009. The adoption of this standard had a significant impact on the fair value of the gold forward sales at December 31, 2009. Without the inclusion of the Company's own credit risk the fair value of the gold hedge liability would have been $109.2 million compared to $96.0 million at December 31, 2009.

(i) Accounting policies implemented during the year ended December 31, 2009

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 — *Mining Exploration Costs* and withdrew EIC-126 — *Accounting by Mining Enterprises for Exploration Costs*. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. The adoption of this abstract did not have any impact on the Company's consolidated financial statements.

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP - (continued)

In August 2009, the CICA issued certain amendments to Section 3251 — *Equity*. The amendments apply to entities that have adopted Section 1602 — *Non-controlling interests*. The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. The adoption of this standard has had no impact on the financial statements for the year ended December 31, 2009.

(j) Comparative financial statements

During the fourth quarter of 2009, the Company commenced reporting under U.S. GAAP. As a result of this conversion the following 2008 and 2007 Canadian GAAP comparative financial statements have been restated under U.S. GAAP.

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

COMPARATIVE CONSOLIDATED BALANCE SHEETS

	December 31, 2008	
	As Restated, U.S. GAAP	As Previously Reported, Canadian GAAP[1]
	(In thousands of U.S. Dollars)	
ASSETS		
CURRENT		
Cash and cash equivalents	$ —	$ 3,085
Restricted cash	13,827	10,000
Accounts receivable and other	1,249	1,974
Prepaids	435	435
Derivative instruments	552	552
Current assets of discontinued operations	—	5,437
Total current assets	16,063	21,483
Long-term investments	1,081	1,081
Property, plant and equipment	59,043	88,226
Investment in Montana Tunnels joint venture	6,890	—
Restricted certificates of deposit	3,821	3,821
Other long-term assets	103	103
Non-current assets of discontinued operations	—	16,916
TOTAL ASSETS	$ 87,001	$ 131,630
LIABILITIES		
CURRENT		
Bank indebtedness	$ 742	$ —
Accounts payable	12,607	12,607
Accrued liabilities	640	640
Current portion of long-term debt	22,909	22,791
Current liabilities of discontinued operations	—	4,376
Total current liabilities	36,898	40,414
Accrued long-term liabilities	316	316
Long-term debt	5,539	5,539
Accrued site closure costs	1,398	1,398
Future income tax liability	496	447
Non-current liabilities of discontinued operations	—	9,761
TOTAL LIABILITIES	44,647	57,875
SHAREHOLDERS' (DEFICIENCY) EQUITY		
Common stock	189,451	188,927
Equity component of convertible debentures	—	1,987
Note warrants	2,234	2,234
Additional paid-in capital	48,241	21,683
Accumulated deficit	(197,572)	(141,076)
TOTAL SHAREHOLDERS' (DEFICIENCY) EQUITY	42,354	73,755
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY	$ 87,001	$ 131,630

(1) As previously reported on the Company's Form 8-K filed with the SEC on February 25, 2010 and in Canada on February 27, 2010. Note that these figures differ from those disclosed on the Company's Form 10-K filed with the SEC on March 27, 2009. The 8-K was filed to present Montana Tunnels as a discontinued operation under Canadian GAAP (see Note 9).

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31, 2008		Year Ended December 31, 2007	
	As Restated, U.S. GAAP	As Previously Reported, Canadian GAAP[(1)]	As Restated, U.S. GAAP	As Previously Reported, Canadian GAAP[(1)]
	(U.S. dollars and shares in thousands, except per share amounts)			
Operating expenses				
Depreciation and amortization	$ 100	$ 100	$ 104	$ 104
General and administrative expenses	3,696	3,696	4,647	4,647
Exploration, business development and other	5,517	3,185	6,903	2,430
Operating loss	9,313	6,981	11,654	7,181
Other income (expenses)				
Interest income	238	238	482	482
Interest expense	(4,868)	(4,312)	(9,439)	(4,792)
Debt transaction costs	(190)	(190)	(693)	(693)
Realized gain on investments – derivative instruments	5,507	5,507	395	395
Unrealized (loss) gain on investments – derivative instruments	(1,549)	(1,549)	2,101	2,101
Foreign exchange loss and other	(1,329)	(1,329)	(157)	(157)
	(2,191)	(1,635)	(7,311)	(2,664)
Loss from continuing operations before income taxes and equity earnings in Montana Tunnels joint venture	(11,504)	(8,616)	(18,965)	(9,845)
Income taxes	2,380	1,857	—	1,394
Equity earnings in Montana Tunnels joint venture	10,326	—	5,068	—
Income (loss) from continuing operations	1,202	(6,759)	(13,897)	(8,451)
Income from discontinued operations	—	8,355	—	10,867
Net income (loss) and comprehensive income (loss)	$ 1,202	$ 1,596	$ (13,897)	$ 2,416
Basic and diluted net (loss) income per share:				
Continuing operations	$ 0.01	$ (0.03)	$ (0.10)	$ (0.06)
Discontinued operations	—	0.04	—	0.08
Net (loss) earnings per share, basic and diluted	$ 0.01	$ 0.01	$ (0.10)	$ 0.02
Basic weighted-average number of shares outstanding	185,059	185,059	145,645	145,645
Diluted weighted-average number of shares outstanding	212,139	212,139	145,645	146,428

(1) As previously reported on the Company's Form 8-K filed with the SEC on February 25, 2010 and in Canada on February 27, 2010. Note that these figures differ from those disclosed on the Company's Form 10-K filed with the SEC on March 27, 2009. The 8-K was filed to present Montana Tunnels as a discontinued operation under Canadian GAAP (see Note 9).

APOLLO GOLD CORPORATION

Notes to the Consolidated Financial Statements
(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

23. DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP – (continued)

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008		Year Ended December 31, 2007	
	As Restated, U.S. GAAP	As Previously Reported, Canadian GAAP(1)	As Restated, U.S. GAAP	As Previously Reported, Canadian GAAP(1)
	(In thousands of U.S. dollars)			
Operating Activities				
Net income (loss) for the year	$ 1,202	$ 1,596	$(13,897)	$ 2,416
(Income) loss from discontinued operations for the year	—	(8,355)	—	(10,867)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	100	100	104	104
Amortization of deferred financing costs	160	—	105	—
Financing costs	—	—	174	174
Stock-based compensation	835	835	962	962
Shares issued for services and settlement of claims	—	—	592	592
Accretion expense – convertible debentures	4,382	3,986	9,075	4,533
Interest paid on convertible debentures	(1,016)	(1,016)	(1,016)	(1,016)
Net change in value of derivative instruments	1,549	1,549	(2,101)	(2,101)
Foreign exchange loss and other	1,283	1,283	572	572
Income taxes	(2,380)	(1,857)	—	(1,394)
Net change in non-cash operating working capital items	(1,634)	(1,634)	1,750	1,750
Equity investment in Montana Tunnels joint venture	(1,771)	—	(2,028)	—
Discontinued operations	—	10,656	—	11,785
Net cash provided by (used in) operating activities	2,710	7,143	(5,708)	7,510
Investing Activities				
Property, plant and equipment expenditures	(29,826)	(32,158)	(2,568)	(7,041)
Purchase of long-term investments	—	—	(1,500)	(1,500)
Restricted cash, restricted certificates of deposit, and other long-term assets	(12,054)	(12,181)	(3,459)	(1,105)
Discontinued operations	—	(2,504)	—	(10,032)
Net cash used in investing activities	(41,880)	(46,843)	(7,527)	(19,678)
Financing Activities				
Proceeds on issuance of shares and warrants	26,263	26,263	3,954	3,954
Proceeds from exercise of warrants and options	1,404	1,404	1,573	1,573
Proceeds on issuance of convertible debentures and note warrants, net	—	—	8,062	8,062
Proceeds from issuance of long-term debt	21,105	21,105	8,000	8,000
Repayment of convertible debentures	—	—	(8,731)	(8,731)
Repayments of long-term debt	(9,694)	(9,694)	(1,864)	(1,864)
Discontinued operations	—	403	—	1,287
Net cash provided by financing activities	39,078	39,481	10,994	12,281
Effect of exchange rate changes on cash and cash equivalents	(1,242)	(1,242)	(143)	(143)
Net decrease in cash and cash equivalents	(1,334)	(1,461)	(2,384)	(30)
Cash and cash equivalents, beginning of year	1,334	4,546	3,718	4,576
Cash and cash equivalents, end of year	$ —	$ 3,085	$ 1,334	$ 4,546

(1) As previously reported on the Company's Form 8-K filed with the SEC on February 25, 2010 and in Canada on February 27, 2010. Note that these figures differ from those disclosed on the Company's Form 10-K filed with the SEC on March 27, 2009. The 8-K was filed to present Montana Tunnels as a discontinued operation under Canadian GAAP (see Note 9).

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

24. SUBSEQUENT EVENTS

(a) Sale of Montana Tunnels and Purchase of Promissory Note

On February 1, 2010, the Company completed the sale of its 100% interest in MTMI, which held the Company's remaining 50% interest in the Montana Tunnels joint venture to Elkhorn, for consideration of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates with an aggregate outstanding balance of approximately $9.5 million. Based on a valuation performed on the property securing the Elkhorn Notes using Level 3 inputs (See Note 3(t)), an impairment of $0.3 million was recorded for the Montana Tunnels equity interest as of December 31, 2009.

On March 12, 2010, the Company entered into a purchase agreement with a certain party (the "Noteholder") pursuant to which the Company agreed to issue 1,592,733 common shares for consideration of a promissory note held by the Noteholder with an aggregate balance of $0.7 million. Principal and interest on the promissory note are due March 12, 2011 and the promissory note bears interest of 8%.

(b) Restructuring of Series 2007-A Convertible Debentures

On February 26, 2010 the Company reached an agreement with RAB, the holder of the February 2007 convertible debentures with principal amount of $4.3 million (See Note 10(b)), to extend the maturity date of the convertible debentures to August 23, 2010. Under the terms of the convertible debentures, $0.8 million of accrued and unpaid interest was due as of February 23, 2010, which was paid in cash by the Company on March 3, 2010. In consideration for the extension of the maturity date of the convertible debentures, the Company has agreed to issue to RAB, as soon as practicable following receipt of all required regulatory approvals, (i) 800,000 additional common shares of the Company (the "RAB Shares") and (ii) 2,145,000 common share purchase warrants (the "RAB Warrants") whereby one RAB Warrant entitles the holder to purchase one common share at an exercise price of $0.50 per share, expiring February 23, 2011.

(c) Proposed Business Combination with Linear Gold Corp and Related Private Placement

Letter of Intent.

General. On March 9, 2010, Apollo and Linear Gold Corp. ("Linear") entered into a binding letter of intent (the "Letter of Intent") pursuant to which (i) the businesses of Apollo and Linear would be combined by way of a court-approved plan of arrangement (the "Arrangement") pursuant to the provisions of the Canada Business Corporations Act ("CBCA") and (ii) Linear would purchase approximately 62,500,000 common shares (the "Purchased Shares") of Apollo at a price of Cdn$0.40 per common share for gross proceeds of Cdn$25.0 million (the "Private Placement").

Pursuant to the Arrangement:

- each outstanding Linear common share will be exchanged for 5.4742 Apollo common shares (the "Exchange Ratio");
- each outstanding common share purchase warrant of Linear (the "Linear Warrants") will be exchanged for common share purchase warrants of Apollo (the "Apollo Warrants") on the basis of the Exchange Ratio and the exercise price of the Linear Warrants will be adjusted as provided for in the certificates representing the Linear Warrants;
- each outstanding option to purchase a Linear common share (the "Linear Options") granted under Linear's Stock Option Plan will be exchanged for options of Apollo (the "Apollo Options") granted under Apollo's Stock Option Plan on the basis of the Exchange Ratio and the exercise price of the Linear Options will be adjusted on the same basis as the exercise price of the Linear Warrants.

Upon consummation of the Arrangement, the transaction is expected to be accounted for as an acquisition of a business with Apollo being the acquirer. The shareholders of Linear immediately prior to the

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

24. SUBSEQUENT EVENTS – (continued)

Arrangement are expected to own approximately 47.8% of the outstanding common stock of Apollo on a non-diluted basis and approximately 42.9% on a fully-diluted basis.

Board of Directors and other Matters. Upon consummation of the Arrangement, the Letter of Intent contemplates that:

- Apollo and Linear will agree on a new name for Apollo; and
- The Board of Directors of Apollo would consist of seven directors, which would be composed of (i) Wade Dawe (the current Chief Executive Officer of Linear), who would be nominated as the Chairman of the Board of Directors, (ii) four current Apollo board members or Apollo nominees, (iii) one Linear nominee and (iv) one nominee who shall be a technical person mutually agreed upon by Apollo and Linear.

Definitive Business Combination Agreement. The Letter of Intent contemplates that Linear and Apollo will enter into a definitive arrangement agreement (the "Definitive Agreement") governing the Arrangement on or before March 31, 2010 to implement the Arrangement to provide for the business combination of Linear and Apollo.

Securityholder Approval. The Arrangement will be subject to the approval of holders of not less than 66⅔% of the Linear common shares and of a majority of the Apollo common shares held by disinterested shareholders voted at special meetings of shareholders that will be called to approve the Arrangement.

Break Fee. If either Linear or Apollo terminates the Letter of Intent or the Definitive Agreement and abandons the Arrangement prior to closing for any reason (other than as a result of the failure of a condition to such party's obligation to close contained in the Letter of Intent or the Definitive Agreement not being satisfied), such terminating party shall pay to the other party an amount equal to Cdn$4.0 million.

Termination of Letter of Intent. The Letter of Intent may be terminated (i) by mutual written consent of each of Apollo and Linear; (ii) by a party which accepts, recommends, approves or enters into an agreement to implement a "superior proposal" (as defined in the Letter of Intent) after having complied with the terms of the Letter of Intent; and (iii) by either party if the Definitive Agreement is not executed by all each of the parties on or before 5:00 pm (Toronto time) on March 31, 2010 (provided that concurrently with any such termination, the terminating party shall have paid the Cdn$4.0 million break fee described above following which the payor party shall have no further liabilities arising hereunder other than for a breach of any section of the Letter of Intent).

Linear Private Placement

Concurrently with the execution of the Letter of Intent, Apollo and Linear entered into a subscription agreement (the "Subscription Agreement") providing for a Private Placement whereby Linear would purchase 62,500,000 common shares of Apollo at a price of Cdn$0.40 per common share for gross proceeds of Cdn$25.0 million. Pursuant to the Letter of Intent and the Subscription Agreement, the closing of the Private Placement will be subject to customary conditions precedent, plus conditions relating to: (i) each of Macquarie Bank Limited and RMB Australia Holdings Limited (collectively, the "Banks") entering into a support agreement pursuant to which each of the Banks agree, among other things, to support and vote in favor of the Arrangement; and (ii) each of the Banks shall entering into a lock-up agreement, pursuant to which each of the Banks agree, among other things, not to, directly or indirectly, exercise or offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of any of the Apollo common shares or common share purchase warrants of Apollo held by them before December 31, 2010.

The closing of the Private Placement is expected to occur on or before March 19, 2010. As part of the Arrangement, the Apollo common shares expected to be issued to Linear in this Private Placement will be cancelled without any payment upon completion of the Arrangement.

(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

24. SUBSEQUENT EVENTS – (continued)

(d) Consent and Amendment to the Project Facility

On March 9, 2010, the Banks (See Note 10(a)) executed a consent letter (the "Consent Letter"), which was agreed to and accepted by each of Apollo and Linear, pursuant to which the Banks agreed, subject to the terms and conditions contained in the Consent Letter:

- to consent to the Arrangement (the "Consent");
- prior to the earliest to occur of (i) the date on which the Banks determine that the Arrangement has been terminated or will not be completed, (ii) March 31, 2010, if the Definitive Agreements in respect of the Arrangement have not been executed by such date, or (iii) September 30, 2010, not to make demand, accelerate payment or enforce any security or any other remedies upon an "event of default" or a "review event" under the Project Facility unless and until the occurrence of certain "override events" set forth in the Consent Letter (which "override events" are primarily related to breaches of certain covenants and provisions of the Consent Letter and the Project Facility) (the "Standstill Provisions"); and
- to amend certain provisions of the Project Facility, including without limitation the following revised repayment schedule:

Repayment Date	Repayment Amount
The earlier of two business days following completion of the Private Placement and March 19, 2010	$10,000,000
The earlier of July 2, 2010 and the date that is two business days following the consummation of the Arrangement	$10,000,000
The earlier of September 30, 2010 and the date on which the proceeds from any one or more equity raisings following the consummation of the Arrangement equals $10,000,000.	$10,000,000
December 31, 2010	$ 5,000,000
The remaining repayment dates between March 31, 2011 and March 31, 2013 to be agreed between Apollo and the Banks by no later than September 30, 2010 to reflect the "cashflow model" (as defined under the Project Facility) that is approved by the Banks. In the absence of agreement between Apollo and the Banks by September 30, 2010, amounts outstanding under the Project Facility shall be due and payable on December 31, 2010.	$35,000,000

The Banks' agreement to the Consent and the Standstill Provisions is subject to a number of conditions, including without limitation (i) the Banks approving the Definitive Agreements and such Definitive Agreements being executed by no later than March 31, 2010, (ii) the Banks being satisfied that the completion of the Arrangement will not cause a breach or default under any "project documents" (as defined in the Project Facility), (iii) the Banks being satisfied that the Arrangement will not have any material negative tax implications for Apollo, Linear and each of their direct or indirect subsidiaries, (iv) the Banks being satisfied that, immediately following completion of the Arrangement and after making the payment of $10.0 million as set forth in the repayment schedule set forth above, Apollo having restricted cash on hand of not less than Cdn$10.0 million, and (v) at completion of the Arrangement, the Banks being satisfied regarding indebtedness and encumbrances of Linear and its direct and indirect subsidiaries.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Name
10.34	Purchase Agreement, dated March 12, 2010, among Apollo Gold Corporation, Apollo Gold Corporation, Calais Resources, Inc. and Calais Resources Colorado, Inc. and Duane A. Duffy, Glenn E. Duffy, Luke Garvey and James Ober.
21.1	List of subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

Corporate Information

Board of Directors

Charles E. Stott [2,3]
Chairman and independent mining consultant

R. David Russell [3]
President and Chief Executive Officer

Robert W. Babensee [1,2,4]
Former Partner of BDO Dunwoody LLP, an accounting firm

G. Michael Hobart [4]
Partner, Fogler, Rubinoff LLP, a law firm

Marvin K. Kaiser [1,3]
Retired business executive

David W. Peat [1,2]
Financial consultant

W.S. (Steve) Vaughan [4]
Partner, Heenan Blaikie LLP, a law firm

1. Audit Committee
2. Compensation Committee
3. Technical Committee
4. Nominating Committee

Officers

R. David Russell
President and Chief Executive Officer

Richard F. Nanna
Senior Vice President, Exploration

Melyvn Williams
Chief Financial Officer, Senior Vice President, Finance and Corporate Development and Corporate Secretary

Tim G. Smith
Vice President, Operations

Brent E. Timmons
Vice President and Controller

Wendy Yang
Vice President, Investor Relations

G. Michael Hobart
Assistant Secretary

Black Fox Mine Management

Ryan Lougheed
General Manager

Common Stock

Apollo common stock is traded on the following exchanges –

Toronto Stock Exchange: symbol APG

NYSE Amex: symbol AGT

Shareholders

As of March 31, 2010, the Company had 682 registered shareholders.

Employees

As of March 31, 2010, the total number of employees was 187.

Investor Relations

Please direct inquiries and shareholder requests to:

Tel: (720) 886-9656, ext. 217
Toll free: 1 (877) 465-3484
E-mail: ir@apollogold.com

Transfer Agent & Registrar

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Tel: (416) 643-5500
Toll free: 1 (800) 387-0825
Email: inquiries@cibcmellon.com

Auditor

Deloitte & Touche LLP
Vancouver, British Columbia, Canada

Form 10-K

To obtain a copy of the Apollo Gold Corporation Annual Report on Form 10-K for the year ended December 31, 2009 at no charge, please send a request to the Corporate Office (see below).

Contact Information

Corporate Office:
Apollo Gold Corporation
5655 S. Yosemite Street,
Suite 200,
Greenwood Village, CO 80111
Tel: (720) 866-9656
Email: info@apollogold.com

Web site: www.apollogold.com

Black Fox Mine
Box 605
Matheson, ON P0K 1N0
Canada

Mine Tel: (705) 273-1077
Mill Tel: (705) 273-1727